


# 2012 ANNUAL REPORT








## BUILDING COMMUNITY THROUGH CONNECTION













# GANNETT

It's all within reach.

## TABLE OF CONTENTS



## COMPANY PROFILE

Gannett is a leading international media and marketing solutions company, delivering best-in-class content and services across an integrated, multi-platform portfolio. It is committed to serving the greater good of the nation and the communities it serves.

It is Gannett's vast portfolio of iconic national brands, such as USA TODAY and CareerBuilder, as well as its unique local media organizations in more than 100 communities across the U.S., which sets the company apart. Gannett provides consumers with the information they seek and connects them to their communities of interest through multiple platforms including web sites, mobile and tablet products, print publications and TV stations.

Gannett's understanding of its communities and its local market relationships, many of which have spanned decades, gives the company a strong advantage.

As a digital media leader, the company provides access to content on more than 400 local mobile and tablet products and leading applications for iPad, iPhone, Kindle and Android. Through key acquisitions and partnerships, Gannett continues to accelerate its digital strategy.

Gannett also helps businesses grow by providing marketing solutions that reach and engage their customers across the company's diverse platforms. Gannett Digital Marketing Services serves as a one-stop shop for digital marketing services to help tens of thousands of small and medium-sized businesses use digital technology to more effectively reach their customers.

Gannett's properties cover a wide range of geographies, demographics and content areas, which combine to form a uniquely powerful and comprehensive portfolio of offerings for consumers and clients alike.

Gannett reaches 54.6 million unique visitors monthly or about 24.7% of the U.S. Internet audience via digital platforms, including CareerBuilder.com, the nation's top human capital solutions site, USATODAY.com, USA TODAY Sports Digital Properties and more than 100 digital platforms affiliated with its local media organizations across the country. Gannett also provides its content through 82 daily U.S. publications, including USA TODAY, a multi-platform news and information media company and the nation's largest-selling daily print publication. The company publishes about 480 magazines and other non-dailies including USA WEEKEND.

Likewise, Gannett subsidiary Newsquest is one of the United Kingdom's leading regional community news providers with 17 daily paid-for titles, more than 200 weekly print products, magazines and trade publications, and a network of web sites. More than 9 million unique users access Newsquest's network of news web sites each month.

In addition, the company operates 23 television stations in 19 U.S. markets with a total market reach of nearly 21 million households, 18.1% of the U.S. population. Each of these stations also operates locally oriented digital platforms offering news, entertainment and advertising content. Through its Captivate subsidiary, which operates video screens in elevators of office buildings and select hotel lobbies across North America, the company's broadcasting group delivers news, information and advertising to a highly desirable demographic in key urban markets.

# FINANCIAL SUMMARY

**Operating revenues, in millions**

| Year | Amount |
|---|---|
| 10 | $5439 |
| 11 | $5240 |
| 12 | $5353 |

**Income from continuing operations attributable to Gannett Co., Inc. before asset impairment and other special items, in millions**

| Year | Amount |
|---|---|
| 10 | $591 (1) |
| 11 | $518 (1) |
| 12 | $551 (1) |

**Income per diluted share from continuing operations before asset impairment and other special items**

| Year | Amount |
|---|---|
| 10 | $2.44 (1) |
| 11 | $2.13 (1) |
| 12 | $2.33 (1) |

*In thousands, except per share amounts*

| | 2012 | 2011 | Change |
|---|---|---|---|
| Operating revenues | $ 5,353,197 | $ 5,239,989 | 2% |
| Operating income | $ 789,755 | $ 830,791 | (5%) |
| Income from continuing operations attributable to Gannett Co., Inc. | $ 424,280 | $ 458,748 | (8%) |
| Income per share from continuing operations – diluted | $ 1.79 | $ 1.89 | (5%) |
| Income from continuing operations attributable to Gannett Co., Inc. before asset impairment and other special items (1) | $ 551,061 | $ 518,193 | 6% |
| Income per diluted share from continuing operations before asset impairment and other charges (1) | $ 2.33 | $ 2.13 | 9% |
| Free cash flow (2) | $ 697,994 | $ 775,261 | (10%) |
| Working capital | $ 138,204 | $ 173,608 | (20%) |
| Long-term debt | $ 1,432,100 | $ 1,760,363 | (19%) |
| Total assets | $ 6,379,886 | $ 6,616,450 | (4%) |
| Capital expenditures | $ 91,874 | $ 72,451 | 27% |
| Shareholders' equity | $ 2,350,614 | $ 2,327,891 | 1% |
| Dividends declared per share | $ 0.80 | $ 0.24 | 233% |
| Weighted average common shares outstanding – diluted | 236,690 | 242,768 | — |

(1) Results for 2012 exclude pre-tax asset impairment and other special items of $178 million ($127 million after tax or $.54 per share). Results for 2011 exclude pre-tax asset impairment and other special items of $146 million ($59 million after tax or $.26 per share). Results for 2010 exclude pre-tax asset impairment and other special items of $71 million ($23 million after tax or $.10 per share). These charges are more fully discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statement sections of this report.

(2) See page 77 of Gannett's Form 10-K for a reconciliation of free cash flow, a non-GAAP financial measure, to net cash flow from operating activities.



# LETTER TO SHAREHOLDERS

*Dear Fellow Shareholders:*

Gannett had a terrific year in 2012.

With our 100-plus local media organizations, strong national brands and marketing solutions that scale from local to national and back again, we are uniquely positioned to do what no other can.

We have deep local market knowledge, trusted products, effective services, an expansive reach and a strong financial profile. For us, 2012 was a year of effectively leveraging all of our advantages and launching a bold new strategy to redefine Gannett from the inside out.

With the Board of Directors' support and our employees' tenacious resolve, we are on the offense at Gannett. We are leaning into our challenges and transforming them into opportunities.

While we expect 2013 to be a challenging year when compared to 2012, it will be just as important as we continue to successfully follow through and execute on what we started. We are confident that our efforts will continue to strengthen our market position and lead to a stronger future.

In 2012:

- We achieved our first year-over-year company-wide revenue growth since 2006;
- We strengthened and differentiated our U.S. Community Publishing platform through the launch of the all-access content subscription model, which drove circulation revenue increases for the first time since 2006. We are meeting or exceeding our revenue and operating profit goals;
- Our Broadcasting segment had its best year in history and took market share, with most stations gaining position in their markets;
- Total digital revenue across Gannett increased 19 percent and represented almost 25 percent of total revenue. We also funded nearly $75 million in strategic product, platform and efficiency initiatives.

Our clear sense of purpose is at our core and helps guide what we do. Each of our media organizations fosters connections among friends and neighbors, schools and students, voters and politicians, consumers and businesses. The more trusted connections we build, the stronger our communities grow. We are a company that is committed to working for the greater good of the communities we serve – a commitment that never wavers – as we embrace our new blueprint for growth as a digital media company.

In February 2012, we laid out our plan to return Gannett to sustainable revenue growth and increased profitability while positioning the company for expansion in the digital era.

We are happy to report that our comprehensive strategy to leverage our powerful local brands, national scale and financial strength is working and we are once again gaining momentum.

In 2012, through the combination of a 150% increase in our annual dividend to $.80 per share and the accelerated share repurchase program that we announced in February, we paid more than $158 million in dividends to shareholders and

## MAKE A DIFFERENCE DAY INSPIRES MILLIONS TO VOLUNTEER

For more than 20 years, USA WEEKEND's Make A Difference Day has inspired millions of Americans each year to volunteer in their communities. Last fall marked the first time all Gannett markets organized volunteer projects and led employees in service to their communities. A total of 136 Gannett-led efforts were organized nationwide involving nearly 27,000 employees and community members, helping an estimated 478,000 people. The Gannett Foundation provided grants to each unit to partner with local nonprofits.


HITACHI

Among the efforts:

- Detroit Free Press employees were among more than 550 volunteers and 100 skilled workers who boarded up 185 dangerous vacant homes on the city's west side.
- In Annandale, VA, 120 volunteers, including staff from Gannett corporate, USA TODAY, WUSA-TV and Gannett Healthcare Group painted classrooms, constructed playgrounds and sandboxes and landscaped the ACCA Child Development Center, which serves disadvantaged children.
- In Atlanta, WXIA 11Alive employees joined 350 HandsOn Atlanta volunteers who fanned out to 11 sites across the city. Among the good deeds: delivering meals to the sick, building a community garden and tutoring disadvantaged kids.
- In the Cincinnati area, more than 70 Enquirer Media employees worked on four Habitat for Humanity homes under construction.
- In Palm Springs, The Desert Sun partnered with Klein Clark Sports for the 27th Annual Palm Springs Tram Road Challenge. Desert Sun staffers were among the 1,500 volunteers with proceeds benefiting the 21-member agencies of the United Way of the Desert.

purchased approximately 10.3 million shares for $154 million. This was only the first installment on our plan to return a total of approximately $1.3 billion in capital to shareholders by 2015. In 2012, we produced a total return to shareholders of 41% compared to 16% for the S&P 500 overall.

Our operating revenues totaled $5.4 billion in 2012, an increase of over 2 percent from 2011. This represented our first year-over-year revenue increase since 2006. Revenue from digital businesses and offerings company-wide reached $1.3 billion, a record, or nearly 25 percent of total revenue. Profitability was up as well, with net income attributable to Gannett excluding special items up 6.3 percent. Non-GAAP earnings per diluted share for the full year totaled $2.33, an increase of over 9 percent from 2011.

We continue to make significant progress on a broad range of initiatives that are bringing our strategy to life – even as we deliver on our promise to return more value to shareholders.

### GROWTH STRATEGY

Our growth strategy is aimed at achieving three main objectives:

- Enhance our local core news and marketing businesses;
- Leverage our hometown and brand advantages and accelerate growth by entering into or expanding high growth businesses;
- Continue to optimize our assets and maintain a strong financial profile to fund our growth while delivering increased shareholder value.

We are implementing this strategy through an ambitious, aggressive but attainable plan to achieve long-term revenue and margin goals while transforming Gannett into a digital powerhouse. The plan is built upon unique Gannett advantages, including our position as a trusted source of relevant, reliable, valued news and information in our markets and the close working relationships we have with more than 150,000 small to medium-sized businesses. We also are leveraging our strong financial position, which is the result of many years of prudent financial stewardship. Maintaining a strong balance sheet and appropriately and carefully allocating our investment dollars are Gannett hallmarks that remain fundamental to our approach.

### KEY INITIATIVES AND BUSINESS HIGHLIGHTS

Since announcing our new strategy and capital allocation plan, we have moved quickly on many fronts and made excellent progress across all areas of our business.

We created an integrated national sales organization in 2012 to fully leverage our local-to-national reach. Gannett has a unique offering when our national brands like USA TODAY and USA WEEKEND are combined with our 100-plus local brands. The organization is committed to growing national advertising revenues across Gannett's robust publishing and digital businesses.

One of our major strategic initiatives last year was the rollout of our new all-access content subscription model in 78 local domestic publishing markets *on time, on plan and on* *budget.* This program makes our unique, local, high-quality content available when and how consumers want it, digitally or in print. The subscription trends we are seeing are very encouraging, including the growth of digital subscriptions. Nearly all the digital-only subscriptions are new, with about two-thirds coming from a mostly younger demographic that has never subscribed; another third are consumers whose subscriptions have lapsed and now are coming back for our content. As a result of this successful rollout, circulation revenue grew company-wide for the first time in six years and resulted in $20 million of additional operating profit in 2012. We expect to generate an $80 million increase in operating profit in 2013.

Through Gannett Digital Marketing Services (GDMS), we launched new and expanded offerings aimed at helping tens of thousands of small and medium-sized businesses in our markets use digital technology more efficiently and effectively to reach their customers. By year's end, we completed the planned GDMS rollout and were offering a robust suite of digital services in all of our publishing and broadcast markets. Our offerings range from our own products such as DealChicken, an online coupon and special offers site, which tripled revenue in 2012 compared to 2011, to Internet advertising and social media optimization services. In the third quarter, we added new social engagement advertising and consumer loyalty applications through the acquisitions of BLiNQ Media and Mobestream Media, respectively. Our GDMS offerings open attractive new opportunities in a fast-growing business segment and enable us to deepen our long-standing relationships with advertisers, who continue to look to us as a familiar, knowledgeable and trusted partner. In this first year of introducing our new GDMS offerings and services, we are very pleased with our continued progress and the response we are getting from customers and advertisers. As we enter 2013, our talented GDMS team is bringing in new business at an accelerated rate, customer satisfaction is high and repeat business is strong. We are very enthusiastic about GDMS's prospects for the coming years and see tremendous opportunity. We will continue to invest prudently in this initiative as well as look at acquisitions to fill in product or capability gaps.

In September, we relaunched our iconic USA TODAY brand as a multi-platform news and marketing company optimized for the digital era. We built on the brand's strong foundation and developed a new brand identity that communicates a more modern, anywhere, anytime news leader that truly has its finger on the pulse of the nation. We put content front and center, invited readers to "Join the Nation's Conversation" and reinforced to our audience that USA TODAY is the "go-to" news source for smart, concise, meaningful reporting with redesigned print and web products. Results of this "reimagined" USA TODAY prove that the re-launched products and brand are making a difference with our audiences across multiple platforms, and our advertisers have supported us with over 100 digital campaigns since September 2012. In fact, in 2012 USA TODAY's app made the list of top 10 most downloaded free news apps on iTunes and received "Best User Experience"


GHOST
FACTORIES
POISON
IN THE
GROUND
DAY 1
MOVING OUT: Ken Shelton sits with son Jonathan, 6, who was diagnosed with a troubling blood-lead level, at their Cleveland home.

## GANNETT AND GREAT JOURNALISM

Gannett has a strong commitment to producing great journalism and as a result, consumers trust our brands. Our industry peers, too, recognize our good work. This year one of our own, Patti Dennis, vice president and news director at KUSA-TV in Denver, was named News Director of the Year by *Broadcasting & Cable* magazine.

Her honor is well deserved, as were our other local, regional and national awards won by many of our media organizations and journalists. To highlight just some of our excellent work: Three of our media organizations – The Detroit Free Press, KARE-TV in Minneapolis-St. Paul and KUSA – won a total of four national 2012 Edward R. Murrow Awards from the Radio Television Digital News Association (RTNDA). USA TODAY won the prestigious 2013 Alfred I. duPont-Columbia Award, and USA TODAY, along with The Arizona Republic and the Burlington (VT) Free Press, were among finalists in the 2012 annual Pulitzer Prize competition. Other awards are highlighted on **www.gannett.com**.

from Digital Hollywood. USA TODAY also was named "Mobile Publisher of the Year" by Mobile Marketer.

In addition to creating those USA TODAY award-winning tablet and mobile apps, Gannett Digital steamed ahead with its mobile team rolling out more than 200 other mobile products in 2012, including new iPad apps for our Gannett broadcast stations.

During 2012, we also built out and streamlined our USA TODAY Sports Media Group to fully leverage one of the country's strongest local and national sports news and information franchises. As a result, Gannett digital sports platforms now attract on average more than 22 million unique visitors monthly and consistently rank among the top five digital sports destinations. Our goal is to have some 35 million unique visitors per month by 2015, and have one of the industry's most recognized and effective sports marketing platforms in place.

In the U.K., Newsquest has done a great job of managing in a challenging environment and it is looking at its own set of strategic initiatives that include focusing on growing digital advertising.

Our Broadcasting division delivered its best year in history, punctuated by record revenues and profitability along with significant growth in market share. In total, Broadcasting contributed operating income of approximately $444 million, an increase of 47 percent compared to 2011.

Its results were driven by a record level of political advertising revenue, which reached $150 million for the year. Our TV stations earned a significant increase in election-year ad spending through effective inventory management, strong station ratings and a very good footprint in key states like Colorado, Florida, Ohio and Virginia. They also took full advantage of record viewership of the 2012 Summer Olympics and a new, locally focused sales strategy to achieve $37 million in billing, an increase of nearly 60 percent compared with the 2008 Summer Olympic Games in Beijing. Year-over-year retransmission revenue increased by 21 percent and we expect it to be a significant contributor to results in 2013. Broadcasting also benefited from new digital products and capabilities.

CareerBuilder, our industry-leading online recruiting and employment information company, delivered another solid year of revenue and market share growth while expanding its reach in key international markets and adding important new capabilities. CareerBuilder continues to operate the largest job board in North America, attracting some 22 million unique visitors each month. Internationally, CareerBuilder is gaining momentum to be the leading franchise in key European, Asian and South American markets. Its sites, combined with partnerships and acquisitions, give CareerBuilder a presence in more than 60 markets worldwide. Its overseas operations grew by 20 percent year-over-year. In September, CareerBuilder made a bold move in the fast-growing online recruitment field by acquiring Economic Modeling Specialists Intl. (EMSI), an economic software firm specializing in gathering and interpreting large amounts of employment data and labor market analysis.

● Member of the Gannett Leadership Team.
■ Member of the U. S. Community Publishing Operating Committee.
◆ Member of the Gannett Broadcasting Operating Committee.

## COMPANY & DIVISIONAL OFFICERS

Gannett's principal management group is the Gannett Leadership Team, which coordinates overall management policies for the company. The U. S. Community Publishing Operating Committee oversees operations of the company's U.S. Community Publishing Division. The Gannett Broadcasting Operating Committee coordinates management policies for the company's Broadcast Division. The members of these groups are identified below.

The managers of the company's various local operating units enjoy substantial autonomy in local policy, operational details, news content and political endorsements.

Gannett's headquarters staff includes specialists who provide advice and assistance to the company's operating units in various phases of the company's operations.

Below is a listing of the officers of the company and the heads of its national and regional divisions. Officers serve for a term of one year and may be re-elected. Information about one officer who serves as a director (Gracia C. Martore) can be found on page 7.

**Maryam Banikarim**, Senior Vice President and Chief Marketing Officer. Age 44.●

**Lynn Beall**, Executive Vice President, Gannett Broadcasting, and President and General Manager, KSDK-TV, St. Louis, MO. Age 52.◆

**William A. Behan**, Senior Vice President, Labor Relations. Age 54.●

**Tom R. Cox**, Vice President, Corporate Development. Age 35.

**Paul Davidson**, Chairman and Chief Executive Officer, Newsquest. Age 58.●

**Robert J. Dickey**, President, U.S. Community Publishing. Age 55.■●

**Teresa S. Gendron**, Vice President and Controller. Age 43.

**Victoria D. Harker**, Chief Financial Officer. Age 48.●

**Michael A. Hart**, Vice President and Treasurer. Age 67.

**Larry S. Kramer**, President and Publisher, USA TODAY. Age 62.●

**Kevin E. Lord**, Senior Vice President and Chief Human Resources Officer. Age 50.●

**David T. Lougee**, President, Gannett Broadcasting. Age 54.◆●

**Todd A. Mayman**, Senior Vice President, General Counsel and Secretary. Age 53.●

**David A. Payne**, Senior Vice President and Chief Digital Officer. Age 50.●

**Barbara W. Wall**, Vice President and Senior Associate General Counsel. Age 58.

**John A. Williams**, President, Gannett Digital Ventures. Age 62.●

**Jane Ann Wimbush**, Vice President, Internal Audit. Age 62.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________


MAR 1 8 2013

Commission file number 1-6961

# GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

| **Delaware** | **16-0442930** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **7950 Jones Branch Drive, McLean, Virginia** | **22107-0910** |
| **(Address of principal executive offices)** | **(Zip Code)** |

Registrant's telephone number, including area code: (703) 854-6000

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $1.00 per share | The New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (Check box if no delinquent filers). ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant based on the closing sales price of the registrant's Common Stock as reported on The New York Stock Exchange on June 22, 2012, was $3,123,094,828. The registrant has no non-voting common equity.

As of February 3, 2013, 229,626,485 shares of the registrant's Common Stock were outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Shareholders to be held on May 7, 2013, is incorporated by reference in Part III to the extent described therein.

## INDEX TO GANNETT CO., INC.
## 2012 FORM 10-K

## ITEM 1. BUSINESS

### Company Profile

Gannett is a leading international media and marketing solutions company, delivering content and services across an integrated, multiplatform portfolio.

As a digital media leader, the company provides access to content on many different platforms, provides digital marketing services to businesses that help them use digital technology more effectively, and provides Internet-based human resource solutions.

Gannett's rich portfolio of iconic national brands, such as USA TODAY and CareerBuilder, as well as its unique local brands in more than 100 communities, set the company apart and provide a strong brand advantage. Gannett's properties cover a wide range of geographies, demographics and content areas, which combine to form a uniquely powerful and comprehensive portfolio of offerings for consumers and commercial clients alike.

Gannett's connection to, and understanding of, its communities and its local market relationships – many of which have spanned decades – provide the company with strong advantages.

Gannett provides consumers with the information they seek and connects them to their communities of interest through multiple platforms including web sites, mobile and tablet products, print publications and TV stations. Gannett helps businesses grow by providing marketing solutions that reach and engage their customers across the company's diverse platforms.

The company generates digital revenues through online content subscription fees and advertising in its various digital platforms including more than 130 publishing web sites, 21 TV web sites, the management of social engagement advertising campaigns and customer loyalty programs, a daily coupon and deal business, and online recruitment services. Gannett reaches 54.6 million unique visitors monthly or about 24.7% of the U.S. Internet audience, as measured in December 2012 by comScore Media Metrix, via web sites supported by industry-leading platforms, including CareerBuilder.com, the nation's top human capital solutions site, USATODAY.com and USA TODAY Sports Digital Properties.

Gannett also provides its content through 82 daily U.S. publications, including USA TODAY, a multi-platform news and information media company and the nation's largest-selling daily print publication. In September 2012, USA TODAY celebrated its 30th anniversary, re-launching a new print design format and enhanced digital platforms to provide fresh new ways of interacting with content. The company also publishes about 480 magazines and other non-dailies including USA WEEKEND. Likewise, Gannett subsidiary Newsquest is one of the United Kingdom's leading regional community news providers with 17 daily paid-for titles, more than 200 weekly print products, magazines and trade publications, and a network of web sites. More than 9 million unique users access the Newsquest network of news web sites each month.

In addition, the company operates 23 television stations in 19 U.S. markets with a total market reach of nearly 21 million households, 18.1% of the U.S. population. Each of these stations also operates locally oriented digital platforms offering news, entertainment and advertising content. Through its Captivate subsidiary, which operates video screens in elevators of office buildings and select hotel lobbies across North America, the company's broadcasting group delivers news, information and advertising to a highly desirable demographic in key urban markets.

Many of the company's digital offerings are tightly integrated within its existing infrastructure and publishing or broadcasting product offerings, and reported within the operating results of its Publishing and Broadcasting Segments. In addition, the company also separately reports a Digital Segment which includes stand-alone digital subsidiaries including CareerBuilder, ShopLocal, PointRoll and Reviewed.com.

During 2012, CareerBuilder, the largest online job site in the U.S., continued to grow its reach domestically, expand internationally and enhance its product set. It has a presence in more than 60 markets worldwide, and a focus on technology solutions and niche sites. In 2012, CareerBuilder acquired Economic Modeling Specialists Intl. (EMSI), which specializes in gathering and interpreting vast amounts of labor market data and employment information. The company believes that combining EMSI's "Big Data" expertise with CareerBuilder's leading practices and processes will enable CareerBuilder to deliver deeper and more targeted employment and labor market information to customers. During 2012, CareerBuilder also continued to grow its global businesses with the acquisitions of Top Language Jobs in the U.K., the leading global online job site for multi-language jobs and candidates, and Ceviu, the leading information technology job board in Brazil.

PointRoll provides online advertisers with rich media marketing services. In October 2012, Gannett acquired Rovion, a rich-media advertising company whose primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise. Rovion is being integrated into PointRoll's operations and technology platform, which will be leveraged across the entire Gannett network to fulfill the needs of agencies and advertisers. In early 2011, Gannett acquired Reviewed.com, which operates a group of product-review web sites that provide comprehensive and comparative reviews for technology products such as digital cameras, camcorders and high-definition televisions as well as household products and services.

Complementing its core Digital, Publishing and Broadcasting segments, the company has made significant strides accelerating its digital strategy through key investments and partnerships in the online space. These include a partnership investment in the highly successful Classified Ventures, which owns and operates the Cars.com and Apartments.com web sites.

To enhance the company's delivery of these products and platforms, Gannett reorganized its local marketing services efforts in late 2011 and created Gannett Digital Marketing Services (GDMS). GDMS provides a one-stop shop for digital marketing services to help tens of thousands of small and medium-sized businesses use digital technology to more effectively reach their customers. To further expand the scope of its digital marketing products and services, and continue to enhance its robust digital solutions product suite, Gannett acquired BLiNQ Media, which helps companies advertise and engage with consumers on Facebook and other social networks, and Mobestream Media, which, through its Key Ring application, provides a consumer loyalty mobile platform for all major types of smartphones.

***Business Transformation and Initiatives:*** 2012 was a watershed year as Gannett launched a new strategic direction for the company. Gannett laid out a new strategy to return the company to sustainable revenue growth and increased profitability while positioning it for expansion in the digital era.

The company's growth strategy is aimed at achieving three main objectives:

- Enhance its local core news and marketing operations to make its local franchises stronger and its ties with the communities even deeper;
- Leverage its hometown and brand advantages to accelerate growth by entering into or expanding high potential businesses;
- Optimize its assets and maintain a strong financial profile to improve efficiency and effectiveness, allowing the company to self-fund growth while delivering increased shareholder value.

The company also announced a new capital allocation plan, which aims to return over $1.3 billion to shareholders by 2015. As part of that plan, the company increased the annual dividend by 150% to $0.80 per share; and launched a new $300 million share repurchase program in February 2012. Against these targets, in 2012 alone, through the combination of the increase in the company's annual dividend and the new share repurchase program, Gannett paid more than $158 million in dividends to shareholders and repurchased approximately 10.3 million shares for $154 million.

The company is implementing the growth strategy through a plan built to leverage Gannett advantages. These include the company's long history of being a trusted source of relevant, reliable, valued news and information in its markets and the close working relationships the company has with more than 150,000 small to medium-sized businesses.

To implement the strategy, Gannett is committed to revitalizing local and national news and information capabilities while enabling subscribers to access Gannett content across a variety of digital platforms as well as print. The new digital platforms broadened access to content, and also opened new ways for advertisers and marketers to engage with consumers.

Gannett created an integrated national sales organization in 2012 to fully leverage its local-to-national reach, growing national advertising revenues across Gannett's robust publishing and digital businesses.

At the same time, Gannett pursued strategic initiatives in seven primary categories: Digital Relaunch & Mobile; USA TODAY Sports Media Group; Digital Marketing Services; All-Access Content Subscription Model; Gannett Publishing Services; Sourcing; and Space Consolidation.

Gannett made significant progress in implementing its strategy across each of its business segments – Publishing, Broadcast and Digital. Progress on these strategic initiatives is highlighted below:

- The Digital Relaunch and Mobile initiative focused on building out its software and infrastructure for a "One Gannett" platform and creating new award-winning desktop products and mobile apps. Digital teams migrated more than 400 mobile and desktop sites to a single ad server from historically different ad servers. Gannett also created a new digital content management system; built and deployed the U.S. Community Publishing (USCP) online subscription system; and relaunched USA TODAY.com. In addition, the mobile team built and launched over 200 mobile products, including new USCP tablet editions, multiple USA TODAY mobile products for phone and tablet, and the Broadcasting iPad apps. USA TODAY was named Mobile Publisher of the Year by Mobile Marketer, and its new site received the Cutting Edge award from FWA/Adobe.
- USA TODAY Sports Media Group covers sports from the local high school level through college and professional teams and continues to leverage USA TODAY's 30-year relationship with American sports fans by driving growth in the digital sports market. In 2012, USA TODAY Sports Media Group streamlined coverage and became one of the nation's top five digital sports destinations with over 20 million unique visitors each month. Group highlights include:
  - Acquisition of Fantasy Sports Ventures/Big Lead Sports, a leading digital sports site in North America.
  - Rolling out USA TODAY's Sports Pulse digital content syndication to all local markets, which included content from USA TODAY Sports, Gannett's more than 100 local media brands, Sports On Earth (a joint services agreement between USA TODAY Sports and Major League Baseball Advanced Media) and the hundreds of sites within USA TODAY Sports Digital Properties such as thebiglead.com and mixed martial arts site MMAjunkie.com, among others.
  - Increased partnership with UFC and continued expansion of relationships with other league partners such as NASCAR and the PGA Tour.
  - Relaunching USA TODAY's Sports section in print and online.
  - Re-branding US PRESSWIRE, its dedicated sports image service providing coverage for nearly 10,000 events each year, to USA TODAY Sports Images.
  - Relaunching and re-branding its high school sports web site, highschoolsports.net, as USA TODAY High School Sports (www.usatodayhss.com), which anchors the group's comprehensive national coverage of all boys' and girls' high school sports throughout the country, as well as for the more than 100 local media properties within the company.
- GDMS was created to provide a one-stop shop for digital marketing services to help tens of thousands of small and medium-sized businesses in Gannett markets use digital technology to more effectively reach customers. GDMS enables Gannett sites to deepen their long-standing relationships with advertisers, who see Gannett local media as familiar, knowledgeable and trusted partners.
  - By year-end, the planned GDMS roll out was complete and Gannett's local publishing and broadcast markets were offering clients a broad suite of digital services such as daily deals, coupons, loyalty programs, email marketing, search engine optimization and online marketing.
  - Gannett completed acquisitions of BLiNQ Media, a company which helps businesses advertise and engage with consumers on Facebook and other social networks, and Mobestream Media, which through its Key Ring application, provides a consumer loyalty mobile platform for all major types of smartphones.
  - GDMS expanded DealChicken, its daily deals offering, to 12 new U.S. Community Publishing markets in 2012. DealChicken has been rolled out within 72 markets, helping local area merchants create and expand their brand awareness as well as deliver a loyal following of repeat customers.

- USCP continued to transform itself as it successfully implemented the roll-out of its all-access content subscription model for its local media in 78 markets across the U.S. This program makes USCP's unique, local, high-quality content available when and how consumers want it, digitally or in print. The subscription model built on earlier 2010 tests in three markets and 2011 research efforts, offers a variety of options to consumers and advertisers. All subscriptions include full web, mobile, e-Edition and tablet access, with subscription prices that vary according to the frequency of print home delivery. Single-copy print editions continue to be sold at retail outlets. Circulation revenues increased 8% in 2012 at the company's local domestic publishing units driven by the impact of the all-access roll out. The focus in 2013 will shift to enhancing operations and growing digital subscribers.
- 2012 was the first full year of operation of Gannett Publishing Services (GPS), which centralized the circulation, print production and consumer sales and services functions of USCP, USA TODAY, and Gannett Offset divisions under one organizational structure. GPS provides printing services from 43 U.S. locations. This allows Gannett publishers to focus on strengthening the core elements of their local business – which are providing valued news and information, building advertising sales and expanding their strong community ties. GPS also opened up new revenue generation opportunities in third-party production, printing and packaging services as an integrated nationwide business.
- Throughout 2012, Gannett took a number of steps under its sourcing initiative to create greater efficiencies, including driving savings through outsourcing, centralization, renegotiations of vendor contracts and demand management.
- The space consolidation initiative continues to evaluate opportunities to optimize Gannett's real estate portfolio, which include selling older, under utilized buildings and relocating to more efficient office space; reconfiguring space to take advantage of leasing and subleasing opportunities, as well as other options. For example, Gannett's Los Angeles office moved to more efficient space and Chicago offices consolidated locations in 2012. A number of Gannett properties, including those in Westchester, NY, and Des Moines, IA, were put on the market and new, more collaborative-designed leased space is currently under construction. During 2012 alone, Gannett executed 12 real estate transactions, realizing proceeds of nearly $40 million.

***Business portfolio:*** The company operates a diverse business portfolio, established through acquisitions and internal development. Some examples of this diversification are:

- CareerBuilder is the global leader in human capital solutions, helping companies target, attract and retain talent. Its online job site, CareerBuilder.com, is the largest in North America with the most traffic and revenue.
- PointRoll, a leading multi-screen digital advertising and technology company that enables advertisers, agencies and publishers to create, deliver and measure interactive online video, rich media display, mobile and social campaigns.
- ShopLocal, a leader in multichannel shopping and advertising services.
- Reviewed.com, a group of product review web sites that provide comprehensive, comparative reviews of technology and household products and services. Reviewed.com is a key element in the company's consumer media strategy.
- USA WEEKEND, a weekly magazine carried by more than 800 local publishers with an aggregate circulation reach of 22.5 million.
- Clipper Magazine, a direct mail advertising magazine that publishes more than 450 individual market editions under the brands Clipper Magazine, Savvy Shopper and Mint Magazine in 29 states.
- Gannett Government Media, which operates military and defense publications and has expanded into the broadcasting and online arenas. Gannett Government Media collaborates with Gannett Washington, D.C., TV station WUSA to produce "This Week in Defense News" which airs on Sunday mornings.
- Gannett Healthcare Group publishes magazines specializing in news, continuing education opportunities and employment opportunities for nurses and allied health professionals with a combined circulation of 730,000. Its websites, Nurse.com, TodayinPT.com and TodayinOT.com feature news, continuing education opportunities and employment opportunities for allied health professionals. Gannett Healthcare Group also operates Gannett Education, which delivers continuing education opportunities to nurses and allied health professionals and includes ContinuingEducation.com and PearlsReview.com, an online nursing certification and continuing education web site.
- GDMS was established to aggressively maximize scale and further enhance Gannett's product offerings. GDMS, a cross-divisional organization, includes GannettLocal, DealChicken, Clipper's Double-Take Deals, ShopLocal, BLiNQ Media and Mobestream Media. The new business organization helps the company better leverage its local sales forces across divisions and maximize its ability to build, acquire or partner to deliver the high-quality digital marketing solutions needed to help customers succeed in Gannett markets and beyond. It is also responsible for product fulfillment functions such as building web sites, e-mail marketing, search engine marketing, search engine optimization, daily deals, mobile loyalty and social media marketing; expansion of GannettLocal in building a high-quality telemarketing sales force to work with small customers; and training and integrating the sales forces at the company's 100-plus local media properties.

***Strategic Acquisitions:*** In October 2012, Gannett acquired Rovion. Rovion's primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise.

In September 2012, Gannett acquired Mobestream Media, developer of the Key Ring consumer rewards mobile platform ("Key Ring") available on all major smartphones. Consumers download the free Key Ring application to scan and store existing loyalty cards, join new rewards programs, get mobile coupons and other promotional offers delivered to their smartphones.

Also in September 2012, CareerBuilder acquired a controlling interest in EMSI. EMSI is an economic software firm that specializes in employment data and labor market analysis. EMSI collects and interprets large amounts of labor data, which is used in work force development and talent strategy.

In August 2012, Gannett completed the acquisition of BLiNQ Media, LLC, a leading global innovator of social engagement advertising solutions for agencies and brands. BLiNQ helps companies advertise and engage with consumers on Facebook and other social networks.

In June 2012, the company acquired Quickish. Quickish is a sports aggregator that offers a summary and a link for sports stories throughout the day.

In April 2012, CareerBuilder acquired two new businesses: Ceviu and Top Language Jobs. Ceviu is the leading information technology job board in Brazil. Top Language Jobs is Europe's number one language specialist recruitment job portal. It operates the largest global network of job boards dedicated to multilingual job seekers looking for work internationally.

In February 2012, the company invested in HotelMe LLC, a company engaged in the business of providing authenticated hotel and lodging travel reviews.

In January 2012, the company acquired the assets of Fantasy Sports Ventures/Big Lead Sports, a leading sports digital site. This business is an important addition to the USA TODAY Sports Media Group, positioning it as one of the top five sports sites on the web.

In previous years, the company also invested in a full complement of digital offerings. For example, in November 2011, the company acquired the mixed martial arts web site, MMAjunkie.com, one of the leading online news destinations for the sport and a content provider for several print, online and TV outlets.

Also in November 2011, the company purchased a minority stake in ShopCo Holdings, LLC (ShopCo). ShopCo provides a common online shopping platform which allows ShopCo advertisers to reach consumers in order to assist them in making informed purchasing decisions.

In September 2011, CareerBuilder acquired JobScout24, which solidified CareerBuilder's position as one of the top three online recruitment sites in Germany.

In August 2011, the company acquired US PRESSWIRE, a global leader in the creation and distribution of premium digital sports images to media companies worldwide. US PRESSWIRE operates within the USA TODAY Sports Media Group and provides daily sports photo coverage for all of the company's publishing and broadcast properties.

In June 2011, the company acquired Nutrition Dimension, which provides continuing education, certification and review programs and other educational content for nutrition, fitness and training professionals.

In May 2011, CareerBuilder acquired JobsCentral, a leading jobs board in Singapore that also has a fast-growing presence in Malaysia.

In January 2011, the company acquired Reviewed.com, a group of product-review web sites that provide comprehensive reviews for technology products such as digital cameras, camcorders and high definition televisions. Its operations have been expanded to cover other household items and consumer services.

In March 2010, CareerBuilder purchased CareerSite.biz, parent of three successful career-related operations in the U.K., two online recruitment niche sites targeted to nursing and rail workers as well as a successful virtual career-fair business.

The company also owns a 23.6% stake in Classified Ventures, a highly successful online business focused on real estate rental and automotive advertising. The company's equity in the earnings of Classified Ventures grew by 25% and 20% in the years 2011 and 2012, respectively.

With these acquisitions and investments, the company has established important business relationships to more broadly leverage its publishing and online assets, as well as products and operations to enhance its online footprint, revenue base and profits.

**Digital operations – Publishing and Broadcasting**

Gannett Digital's mission is to be the catalyst for revenue growth and innovation by developing products that delight and engage consumers while driving increasing monetization. At its core, Gannett has numerous original content assets, including its national brand, USA TODAY, and more than 100 local print and television brands, as well as a large audience reach. In December 2012, Gannett's total online U.S. Internet audience totaled 54.6 million monthly unique visitors, reaching about 24.7% of the Internet audience, as measured by comScore Media Metrix.

In 2011, Gannett Digital was reorganized into a product development and shared services organization that supports, hosts and manages the key infrastructure for the company's digital operations, including databases, applications, templates, architecture, user experience, project management, digital video production, mobile and web development, distribution, packaging, ad solutions, and paid content systems.

Following the reorganization, Gannett Digital developed an aggressive roadmap aimed at developing next generation mobile, tablet and browser experiences for Gannett's properties and integrating the company's back-end editorial, publishing and advertising platforms. In 2012, Gannett Digital made significant progress on the roadmap through:

- Building and launching an entirely new platform underlying USATODAY.com, including new publishing tools, content databases and front-end design. The platform was designed to be extended with appropriate modifications to the remainder of Gannett's properties.
- Introducing a new advertising strategy for USATODAY.com focused on higher impact, higher value advertising units in order to drive better results for marketers.
- Training hundreds of journalists on new publishing tools that enable device-specific programming (desktop, tablet, mobile phone).
- Building and launching new or updated mobile and tablet applications for USA TODAY (iPhone 2.0, iPad 3.0, Kindle Fire 2.0, Windows 8), Broadcast (iPad, Android and Kindle) and U.S. Community Publishing (iPhone, Android, HTML5 iPad apps). These product launches, in addition to the robust growth of consumer adoption of mobile phones and tablets, contributed to 20% and 81% year-over-year growth in Gannett-wide mobile/ tablet visitors and page views, respectively.
- Building and launching the Video Production Center in Atlanta, housed at WXIA-TV, which enables all Gannett properties to stream live and on-demand video on desktop, mobile phone and tablet. In December 2012, on-demand video views and live video plays across company publishing and broadcast businesses reached 22.8 million, up 65% year over year. Creating and licensing more video content and better promoting video via redesigns drove this growth.
- Converting hundreds of sites to a new ad serving platform across desktop, mobile phone and tablet that will offer Gannett increased capabilities, including better forecasting, improved campaign delivery pacing, and better utilization of inventory.
- Introducing new technologies to improve diagnostic and performance testing of software and implementing a private cloud computing environment to provide greater flexibility for deployment and reconfiguration of services in production.

Additionally in 2012, Gannett Digital supported the roll out of USCP's new all-access content subscription model. Key projects included the development of hundreds of new mobile and phone tablet products, as noted above, and deploying the e-commerce subscription platform associated with USCP's online and mobile sites.

Throughout the year, USA TODAY continued its leadership role in mobile media by developing a broad product portfolio to address established and emerging platforms and devices. Both USA TODAY's iPhone and iPad applications continue to be strong performers in the news category; the latest iPhone application reaches 1.8 million monthly visitors and has over 2.7 million downloads, while the iPad application reaches 1.7 million monthly visitors and has over 4.1 million downloads. In addition to products for Apple's iOS, USA TODAY has also built products for Android systems and Microsoft systems. Gannett Digital's mobile product development successes in 2012 were recognized across the industry: the USA TODAY iPhone 2.0 was awarded "Best User Experience" by Digital Hollywood; "Best Mobile Application" by Editor & Publisher; and USA TODAY was named "Mobile Publisher of the Year" by Mobile Marketer.

Looking ahead to 2013, Gannett Digital will be focused on extending the platforms built in 2012, inclusive of the new publishing tools, content databases, front-end design and ad management to the Broadcast and USCP divisions. Specifically for USCP, the relaunch of their digital platforms is aimed at enhancing the subscriber value and driving digital-only subscriptions. Gannett Digital will also continue to enhance the platforms, including new feature enhancements for USA TODAY, and help develop sponsored content opportunities, Gannett-wide databases and data-driven interactive features.

Video remains a key growth opportunity for Gannett. The Video Production Center will continue to enable more content sharing across the Gannett network (of both internal and external content) and share best practices across the company about video content production and programming. Additionally, the VPC will be building a small studio to enable live webcasting.

Finally, the company's mobile team will be focused on building uniform code bases for iOS, Android and Windows, which can be deployed across all Gannett properties, developing ongoing feature enhancements to existing products and creating new products, including new tablet applications for the USCP properties.

***Business Segments:*** The company has three principal business segments: Publishing, Broadcasting and Digital, which includes CareerBuilder, PointRoll, ShopLocal and Reviewed.com. Operating revenues and income from web sites, mobile and tablet products associated with publishing operations and broadcast stations are reported in the Publishing and Broadcast Segments, respectively.

Financial information for each of the company's reportable segments can be found under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

**Publishing/United States**

Affiliated web sites of the company's U.S. publications, including USA TODAY, reach 33.5 million unique visitors monthly. The print products reach 11.1 million readers every weekday and 12.7 million readers every Sunday. Together they provide critical news and information from their customers' neighborhoods, across the nation and the globe.

At the end of 2012, the company operated 82 U.S. daily publications, including USA TODAY, and over 480 non-daily local publications in 30 states and Guam. The USCP division and USA TODAY are headquartered in McLean, VA. At the end of 2012, U.S. Publishing had approximately 18,100 full- and part-time employees, including 7,200 employees in the newly formed Gannett Publishing Services.

The company's local publishing operations are managed through the USCP division. These publishing operations are positioned in small and medium sized markets; this geographical diversity is a core strength of the company. A listing of the markets can be found on pages 18 to 23 of this report.

USA TODAY was introduced in 1982 as the country's first national, general-interest daily publication. It is produced at facilities in McLean, VA, and transmitted digitally to offset printing plants around the country. It is printed at Gannett plants in 13 U.S. markets and commercially at offset plants, not owned by Gannett, in 23 other U.S. markets. In 2012, the USA TODAY brand was re-launched as a multi-platform news and marketing company.

During 2012, USATODAY.com hosted on average 19 million unique visitors, with 75 million visits and 188 million page views per month. Organic search increased more than 28% from 2011 to 2012. USA TODAY mobile traffic page views increased 137.2% year over year, to over 5.2 billion page views in 2012.

All of the company's local publishing operations and affiliated web sites are fully integrated with shared support, sales and service platforms.

Other businesses that complement, support or are managed and reported within the Publishing Segment include: USA WEEKEND, Clipper Magazine, Gannett Government Media, Gannett Healthcare Group, Gannett Publishing Services, Big Lead Sports, USA TODAY Sports Images, USA TODAY High School Sports, and BNQT.

The National Sales Team represents the company's advertising operations working with national advertisers in reaching and engaging local consumers; Gannett Direct Marketing offers direct-marketing services; and Gannett Media Technologies International develops and markets software and other products for the publishing industry and provides technology support for the company's publishing and web operations. Gannett Publishing Services manages the production and other publishing services for all of these businesses and also oversees third-party commercial printing and delivery activities for all U.S. publishing locations.

***News, information and editorial matters:*** In 2012, USCP journalists focused on producing high-value, unique content to support the new all-access content subscription model. Their job was to provide value to readers of all platforms. Among the initiatives designed to deliver value:

- The "Content Evolution" program focused on creating platform-perfect content that serves the needs of key audiences on each platform by time of day, from social media to mobile web, to desktop and the daily print edition. In one example, the Springfield (MO) News-Leader recently began offering the Evening Edition on its mobile web site, summarizing the top stories of the day in digestible bites that make for easy browsing by mobile readers. At The Arizona Republic in Phoenix, a tablet edition – AZ Today – debuted in December as a weekly news magazine. It focuses on telling the week's most compelling stories in depth, with use of photography, video and interactive graphics to create a rich reading experience for evening tablet readers.
- Strategic investments in news-gathering efforts have enhanced local expertise in key coverage areas and raised the overall level of sophistication on digital platforms, particularly in social media, driving value by showcasing the expertise and personalities in its newsrooms.
- Shared Design Studios were created, staffed with top designers from across the country to provide the sophisticated design that print readers demand. The studios now handle all aspects of design for most print publications.
- Nearly all USCP reporters, photographers, videographers and columnists were equipped with smartphones and other devices in early 2012, enabling the company's content-gatherers to write, photograph, shoot and edit video, while connecting with readers over social media in real time. This investment has helped reshape the modern definition of a journalist. It has buttressed Gannett's journalists' competitive edge and allows them to tell stories with greater color and speed than ever before. The smartphones are part of a larger investment to equip journalists with the tools they need to excel at their jobs. They also received an additional 1,800 tablets and other items to reach audiences across multiple platforms. In 2013, journalists will be trained to become advanced video storytellers who deliver compelling content to viewers.
- Smartphones will continue to be an important tool as the company continues to make its publishing systems more efficient and integrated. In 2012, smartphones allowed the company's journalists to publish and share video content across all divisions of the company through the Brightcove app. In 2013, Gannett will enable more content created on smartphones to move directly into its publishing systems allowing for selective syndication for audiences and advertisers around the nation.
- The company's publishing operations organized an aggressive approach to leveraging the viral aspects of social media in 2012. Journalists are using social media to share the work they are doing, source new material and engage with readers in new ways. Gannett began using a social management platform tool that allows better tracking and analysis. This tool enables insights into community conversation trends. By way of example: In November 2012, journalists set up a national, coordinated effort to share breaking news through a 24/7 Super Storm Sandy Social Media Desk. Gannett staff from as many as 18 different markets took shifts to help cover the social media response and publishing for news organizations affected by the storm over a span of three weeks.

Each of these initiatives is designed to promote unique, high-value local content that will drive dramatic transformation.

The company's domestic daily publishing operations received Gannett's wire service in 2012 and subscribe to The Associated Press. Some publishing operations use supplemental news services and syndicated features as well.

The company operates news bureaus in Washington, DC, and four state capitals – Albany, NY; Baton Rouge, LA; Trenton, NJ; and Tallahassee, FL.

In 2012, Gannett publishing operations and journalists received national recognition for their excellent work:

Three newspapers were named finalists in the Pulitzer Prizes in Journalism:

- The Arizona Republic, Phoenix, AZ, was recognized in the Breaking News category for comprehensive coverage of the mass shooting that involved former U.S. Rep. (D-AZ) Gabrielle Giffords. The Arizona Republic was recognized for its exemplary use of journalistic tools to tell an unfolding story.
- The Burlington (VT) Free Press was recognized in the Editorial Writing category. Aki Soga and Michael Townsend were recognized for a campaign that resulted in the state's first reform of open government laws in 35 years.
- USA TODAY was named in the Explanatory Reporting category. Tom Frank's series explained how state lawmakers pump up their pensions. Frank examined thousands of pages of pension laws from all 50 states to untangle the obscure language behind pension perks.

USA TODAY won the Alfred I. duPont-Columbia Award for investigative multimedia reporting for a report that uncovered hundreds of forgotten lead factories and their health hazards. The award is presented by the Columbia Journalism School.

The Detroit Free Press, MI, won a 2012 National Edward R. Murrow Award for "Living with Murder," a video documentary that explored the toll of homicide in Detroit neighborhoods. Videographer Romain Blanquart, Reporter Suzette Hackney and Deputy Director Photo/Video Kathy Kieliszewski produced the documentary. The awards are presented by the Radio Television Digital News Association and honor excellence in electronic journalism.

Five newspapers were among winners in their circulation categories in the 2012 Associated Press Media Editors (APME) Journalism Excellence Awards competition:

- USA TODAY received a Digital Storytelling and Reporting award for its 14-month investigation, "Ghost Factories: Poison in the Ground," which revealed the locations of long-forgotten factories and the amount of toxic lead left behind.
- The Burlington (VT) Free Press won a First Amendment award, for its investigation of the handling of warrants by the Vermont judiciary, which revealed negligence at every level of the legal system; and a Digital Storytelling and Reporting award, for breaking news coverage during the Occupy Burlington encampment.
- Asbury Park (NJ) Press won a Public Service award for its report on a cluster of suicides by teens and young adults in the Manasquan, NJ area.
- Argus Leader in Sioux Falls, SD, won a Public Service award for "Fighting DUI" about the cost of cracking down on DUIs.
- The News-Press in Fort Myers, FL, won a digital storytelling and reporting award for its package, "Loving Ingrid," about a woman who suffered a traumatic brain injury.

- In addition, The Arizona Republic, AZ, was one of three finalists selected for APME's Innovator of the Year Award. It was cited for the convergence of print, broadcast and online in its web site, AZCentral.

Journalists at five Gannett newspapers were cited in the Society of Professional Journalists Sigma Delta Chi Awards for excellence in journalism.

- Keith Runyon, The Courier-Journal at Louisville, KY, won for "Hospital Merger: A Series of Editorials" in Editorial Writing.
- Candace Page, Burlington (VT) Free Press, won for "Hard lessons of the tweed" in Feature Reporting.
- Douglas Walker and Keith Roysdon, The Star Press at Muncie, IN, won for "For a Child's Sake: The epidemic of child abuse" in Public Service journalism.
- Andrew West, The News-Press Media Group at Fort Myers, FL, won for "Hope for Haiti" in Feature Photography.
- The Burlington (VT) Free Press won for "Occupy Burlington" shooting in Online, Deadline Reporting.

Three Detroit Free Press business reporters, Greg Gardner, Brent Snavely and Chrissie Thompson, won a Gerald Loeb Award for business journalism in the breaking news category for their stories about contract negotiations last year between GM and the UAW.

The Army Times' Sean Naylor won top honors for his investigative series, "The Secret War in Africa," from the Military Reporters and Editors Association.

Writers at four Gannett newspapers won awards in the Society of American Business Editors and Writers (SABEW) 17th Best in Business competition. The awards honor excellence in business and financial journalism across all news platforms:

- Ronald J. Hansen, The Arizona Republic, Phoenix, AZ, won for "Business Taxes" in the Explanatory category.
- Patrick Peterson, FLORIDA TODAY, Brevard, FL, won for "Bright Idea Man" and "Scrap Daddy" in the Feature category.
- Dick Hogan, The News-Press in Fort Myers, FL, won for "Flopping: Fraud Runs Rampant" in the Investigative category.
- Thomas Frank, USA TODAY, won for "Public-Sector Pensions" in the Investigative category.

FLORIDA TODAY in Brevard, FL, won first place for a features web site in The Society for Features Journalism competition for reader engagement.

The Arizona Republic, Phoenix, AZ, was honored by the National Press Club for its breaking news coverage of the Tucson shooting that involved former U.S. Rep. (D-AZ) Gabrielle Giffords.

The Tennessean at Nashville was a finalist in the 2012 Online Journalism awards from the Online News Association for outstanding breaking news coverage of Occupy Nashville.

In Lafayette, IN, Journal and Courier sportswriter Mike Carmin was named recipient of the 2012 Mel Greenberg Media Award from the Women's Basketball Coaches Association.

***Audience research:*** As Gannett's publishing businesses continue their mission to meet consumers' news and information needs anytime, anywhere and in any form, the company remains focused on an audience aggregation strategy. The company considers the reach and coverage of multiple products in its communities and measures the frequency with which consumers interact with each Gannett product.

Results from 2012 studies conducted by Scarborough Research indicate that Gannett local media organizations reach more than seven in 10 adults each week – more than eight in 10 each month. Under the all-access content subscription model rolled out to 78 sites during 2012, more than half of readers access Gannett content on two or more platforms.

The company has gathered audience aggregation data for 52 Gannett markets and will continue to add more data in 2013. Aggregated audience data allows advertising sales staff to provide detailed information to advertisers about how best to reach their potential customers and the most effective product combination and frequency. This approach enables the company to increase its total advertising revenue potential while maximizing advertiser effectiveness.

Scarborough Research measures 77 of the nation's top markets. In a report on market penetration, the number of adults in a community who access a publication and its related web site, it noted that more than 3 out of 4 adults in the Rochester, NY, market in a given week either read the print version of the Rochester Democrat and Chronicle or visited its web site (democratandchronicle.com), making it the top-ranked publishing/ web operations in the country for integrated audience penetration. Gannett publications also hold the second (Gannett East Wisconsin) and third (The Des Moines Register) positions in the Scarborough Research rankings. These markets are industry leaders because they understand and aggressively pursue different audiences for different platforms - true audience aggregation.

In addition to the audience-based initiative, the company continues to measure customer attitudes, behaviors and opinions to better understand customers' digital use patterns and use focus groups with audiences and advertisers to better determine their needs. In 2009, the USCP research group launched an ongoing longitudinal study to measure audience and sentiment of consumers in key markets. To date, the group has conducted more than 31,000 interviews for the study.

The group also supported the content evolution initiative in 2012 by conducting consumer research in 74 markets to determine the topics readers are most interested in seeing covered in their Gannett local daily newspaper.

***Advertising:*** USCP has advertising departments that sell retail, classified and national advertising across multiple platforms including print, online, mobile, tablet and niche publications. The company has a national ad sales force focused on the largest national advertisers and a separate sales organization to support classified employment sales – the Digital Employment Sales Center. Additionally, GannettLocal provides marketing specialists to small and medium sized businesses, and Gannett Client Solutions groups provide customized marketing solutions. The company also has relationships with outside representative firms that specialize in the sale of national ads.

Retail display advertising is associated with local merchants or locally owned businesses. In addition, retail includes regional and national chains – such as department and grocery stores – that sell in the local market.

Classified advertising includes the major categories of automotive, employment, legal, real estate/rentals and private party consumer-to-consumer business for merchandise and services. Advertising for classified segments is published in the classified sections, in other sections within the publication, on affiliated digital platforms and in niche magazines that specialize in the segment.

National advertising is display advertising principally from advertisers who are promoting national products or brands. Examples are pharmaceuticals, travel, airlines, or packaged goods. Both retail and national ads also include preprints, typically stand-alone multiple page fliers that are inserted in the daily print product.

The division's audience aggregation strategy gives it the ability to deliver specific audiences that advertisers want. Although some advertisers require mass reach, many want to target niche audiences by demographics, geography, consumer buying habits or customer behavior. With Gannett's continued partnership with Yahoo! and enhancement of its digital portfolio with in-house digital marketing services, the company's local media organizations are able to enhance audience delivery for customers by offering behavioral targeting. Whether it is mass reach or a target audience, the company's publishing sites identify an advertiser's key customers and develop advertising schedules that combine products within a site's portfolio to best reach the desired audience with the appropriate frequency.

USCP continues to use online reader panels in 19 markets to measure advertising recall and effectiveness, article response, and identify consumer sentiment and trends. The reader panels include nearly 30,000 opt-in respondents who provide valuable feedback on over 7,800 advertisements and 4,800 news articles. This capability allows markets to provide deeper insights for advertisers and return-on-investment metrics that are in high-demand from customers.

The company's consultative multi-media sales approach has been tailored to all levels of advertisers, from small, locally owned merchants to large, complex businesses. Along with this sales approach, the company has intensified its sales and management training and improved the quality of sales calls. Digital product integration, sales skills and a Gannett five-step consultative sales process were focus areas in 2012 with formal training delivered in all Gannett markets. Front line sales managers in the company's largest 20 markets participated in intensive training to help them coach their sales executives for top performance.

A major company priority is to realign the USCP sales organizations to match customers' needs while creating additional efficiencies to lower the cost of sale. USCP local media organizations designed their sales teams around three general groups of customers: strategic regional, key local and small local controllable accounts. The structure aligns sales and support resources to customers' needs and provides efficient service and affordable packages to smaller accounts and customized, innovative solutions to larger, market-driven clients. The structure includes digital specialists who expand online share in the local market for retail and classified verticals, including Cars.com, Homefinder.com, Apartments.com and CareerBuilder.com. There are also product specialists in larger markets who focus on growing niche advertisers in non-daily publications.

To better serve local customers and win market share, the company created five Gannett Client Solutions Groups. Functioning much like local ad agencies, the groups develop highly designed creative campaigns to give customers a competitive edge in the marketplace. The campaigns are comprehensive and often extend beyond the local media organization's product portfolio, providing a high level of service.

The national ad sales team is responsible for large national retail accounts. These resources give national customers a single point of contact for all Gannett markets, enable Gannett to have more strategic conversations, allow teams to respond better to customers' needs, and focus local sales personnel on advertisers in their local markets they know best.

This national team works with the national sales resources of Digital, Broadcast and USA TODAY to create multi-market, multi-platform solutions for national advertisers scalable across the country.

Ad revenues from affiliated online operations are reported together with revenue from print publishing.

***Online operations:*** The company's local publishing digital platforms showed continued strength in growing audience in 2012, with visitors increasing by 6% year over year as measured internally. More users accessing the full web site on mobile devices and improved search engine optimization for article searches drove the increase.

USCP completed the development and deployment of access management software across 78 local market web sites, allowing subscribers access to all content, while limiting the access of non-subscribers to a small number of articles per month, designed to help them try the services.

In support of the all-access content subscription model, the company invested in a significant expansion of mobile offerings across local markets, including native applications for iPhone and Android smartphones and iPads and tablet-optimized web sites. The mobile audience continued to grow in 2012, ultimately making up 11% of total page views, with mobile web sites and the native iPhone applications leading the way. Through the all-access content subscription model, the company made a clear commitment to provide consumers with the content they most want on the devices they use to access news and information about their local communities. Mobile page views nearly doubled, and mobile visitors increased 45% in 2012 on a year over year basis.

Another key initiative in 2012 was the implementation of a social media content management software tool to ensure the division's journalists and marketing and customer service teams could more effectively manage multiple social media profiles and significantly increase their responsiveness and engagement with consumers.

Gannett continues to enjoy a long standing relationship of trust in the local business community. Its advertising sales staff delivers solutions for its customers and helps small and medium size businesses navigate the increasingly complex and diverse world of digital marketing. In 2012, the company further expanded its GDMS suite of products and continued its partnership with Yahoo! to offer more digital solutions to advertisers. Through this, Gannett is able to offer its customers expanded digital reach.

The overriding objective of USCP's online strategy is to provide compelling content that best serves its customers. A key reason customers turn to a Gannett digital platform is to find local news and information. The credibility of the local media organization, a known and trusted information source, includes its digital platforms (tablet and mobile applications and its web site) and differentiates these online sources from competing online products. This allows Gannett's local media organizations to compete successfully as information providers.

A second objective in the company's online business development is to maximize the natural synergies between the local media organizations and local digital platforms. The local content, customer relationships, news and advertising sales staff, and promotional capabilities are all competitive advantages for Gannett. The company's strategy is to use these advantages to create strong and timely content, sell packaged advertising products that meet the needs of advertisers, operate efficiently and leverage the known and trusted brand of the local media organization.

Gannett Media Technologies International (GMTI) provides technological support and products for the company's domestic local media organizations and Internet activities, including ad software and database management, editorial production and archiving, and web site hosting. In addition, GMTI provides similar services to other media companies.

***Non-daily operations***: The publication of non-daily products continued to be an important part of Gannett's market strategy for 2012. The company produces non-daily publications in the U.S. including glossy lifestyle magazines, community publications and publications focused on one topic, such as health or cars. The company's strategy for non-daily publications is to appeal to key advertising segments (e.g. affluent women, women with children or young readers). Non-daily products help print operations increase overall impressions and frequency for advertisers looking to reach specific audience segments or in some cases, like community weeklies, provide a lower price point alternative for smaller advertisers with specific geographic targets, thus helping to increase the local media organization's local market share.

***Circulation:*** Detailed information about the circulation of the company's newspapers may be found later in this Form 10-K. In a trend generally consistent with the domestic publishing industry, circulation volume declined. However, year over year circulation revenues increased 5.0% and digital access increased across all publications. USCP has approximately 46,000 digital-only subscribers.

The company's all-access subscription prices are market specific. For example, all-access pricing that includes Monday through Sunday print home delivery ranges from $28 per month per printed bill ($25 EZ Pay) to $14.35 per printed bill ($13 EZ Pay). All-access that includes home delivery of only the Sunday print edition ranges from a high of $17 per printed bill ($15 EZ Pay) to a low of $6 per printed bill ($5 EZ Pay). For USCP publications, all-access subscriptions make up 78% daily (home delivery) and 73% Sunday of total net paid circulation. EZ Pay grew from approximately 50% at the end of 2011 to approximately 60% one year later across Gannett sites, excluding USA TODAY.

More than 70% of the 82 Gannett publications (or 60 publications) had a single copy price increase in 2012. For USCP, single copy represents 13% of daily and 25% of Sunday net paid circulation volume.

The single copy price of USA TODAY at newsstands and vending machines was $1.00 in 2012. Mail subscriptions are available nationwide and abroad, and home, hotel and office delivery is available in many markets. Approximately 76% of its net paid circulation results are from single-copy sales at newsstands, vending machines or provided to hotel guests. The remainder is from home and office delivery, mail, educational and other sales.

At the end of 2012, 71 of the company's domestic daily publications, including USA TODAY, were published in the morning, and 11 were published in the evening.

***Production:*** Product quality and efficiency improvements continue in several areas, as continually improving technology allows for greater speed and accuracy and led to continued consolidation of job functions for all divisions of Gannett now managed by Gannett Publishing Services. That efficiency trend is expected to continue through 2013.

The three Gannett Imaging and Ad Design Centers (GIADC) serve 79 publishing properties, including all USCP dailies except Detroit and Guam. In addition to the USCP sites, USA TODAY and Gannett Broadcast properties are now included. The GIADC also supports projects for Deal Chicken, Gannett Digital and the Client Solutions Group. Fourteen external customers also utilize the GIADC for imaging and/or ad production.

In 2012, the GIADC built 1.2 million ads. Additionally, the GIADC processed over 3.7 million images in 2012 and also created 170 Creative Campaigns as part of a program which allows sales representatives to work directly with a team of highly creative artists to target particular customers and develop a comprehensive multimedia program.

Digital needs continue to evolve rapidly for the company's customers. The GIADC is training in custom rich media utilizing technology offered by two other Gannett companies, PointRoll and Rovion. The GIADC began assuming commercial work in 2012 for external customers and plans to continue this work in 2013.

At the end of 2012, all 82 domestic daily newspapers (including USA TODAY) were printed by the offset process and the majority at 44-inch web and on 45 gram paper. Also at year end, more than 73 percent of its domestic community daily publications were either printed in Gannett-owned facilities that print multiple daily publications or by non-Gannett printers.

Design Studios now handle the layout, design and selection of nation/world content of Gannett's daily newspapers, and the design of Gannett's non-daily print publications. The Design Studios are located in Asbury Park, NJ; Nashville, TN; Louisville, KY; Des Moines, IA; and Phoenix, AZ.

By the end of 2012, almost all USCP and USA TODAY employees were utilizing a common content management system. The common content management system enables communication and collaboration needed to build strong design remotely. The studios are operationally efficient while enhancing design in publications across the company.

***Gannett Publishing Services:*** Improving the efficiency and reducing the cost associated with the production and distribution of the company's printed products across all divisions remains an important strategic initiative for Gannett. In 2011, GPS was formed to directly manage all of the production and circulation operations of Gannett's 81 domestic community newspapers, USA TODAY and Gannett Offset.

GPS leverages Gannett's existing assets, including employee talent and experience, physical plants and equipment, and its vast national and local distribution networks. The objectives of the new unit are to optimize commercial services, leverage expertise, standardize best practices to optimize efficiency and eliminate duplication. This in turn allows local unit management to focus on growing audience, content and revenue development working with GPS management to focus on consumer sales and the transition of the company's print subscribers to multi-media subscribers on the all-access content subscription model.

GPS is responsible for imaging, ad production, internal and external printing and packaging, internal and external distribution, consumer sales, customer service and direct marketing services. GPS is generating revenue gains from the sale of pre-media services, commercial printing, and third party product delivery. It also is generating cost savings from outsourcing selected production and distribution activities, through standardizing best practices across Gannett's printing and distribution networks and through the elimination of operational redundancies.

***Competition:*** The company's publishing operations and affiliated digital platforms compete with other media for advertising. Publishing operations also compete for circulation and readership against other professional news and information operations and amateur content creators. Very few of the company's publishing operations have daily competitors that are published in the same city. Most of the company's print products compete with other print products published in suburban areas, nearby cities and towns, free-distribution and paid-advertising publications (such as weeklies), and other media, including magazines, television, direct mail, cable television, radio, outdoor advertising, telephone directories, e-mail marketing, web sites and mobile-device platforms.

Digital platforms, which compete for the principal traditional classified advertising revenue streams such as real estate, employment and automotive, have had the most significant impact on the company's revenue results.

The rate of development of opportunities in, and competition from, digital media, including web site, tablet and mobile products, is increasing. Through internal development, content distribution programs, acquisitions and partnerships, the company's efforts to explore new opportunities in the news, information and communications business and in audience generation will keep expanding. The company continues to seek more effective ways to engage with its local communities using all available media platforms and tools.

***Environmental regulation:*** Gannett is committed to protecting the environment. The company's goal is to ensure its facilities comply with federal, state, local and foreign environmental laws and to incorporate appropriate environmental practices and standards in its operations. The company is one of the industry leaders in the use of recycled newsprint, increasing its purchases of newsprint containing recycled content from 42,000 metric tons in 1989 to 198,000 metric tons in 2012. During 2012, 43% of the company's domestic newsprint purchases contained recycled content, with an average recycled content of 42%.

The company's publishing operations use inks, photographic chemicals, solvents and fuels. The use, management and disposal of these substances are sometimes regulated by environmental agencies. The company retains a corporate environmental consultant who, along with internal and outside counsel, oversees regulatory compliance and preventive measures. Some of the company's subsidiaries have been included among the potentially responsible parties in connection with sites that have been identified as possibly requiring environmental remediation. Additional information about these matters can be found in Part I, Item 3, Legal Proceedings, in this Form 10-K.

***Raw materials - U.S. & U.K.:*** Newsprint, which is the basic raw material used in print publication, has been and may continue to be subject to significant price changes from time to time. During 2012, the company's total newsprint consumption was 452,745 metric tons, including consumption by USA WEEKEND, USA TODAY, tonnage at non-Gannett print sites and Newsquest. Newsprint consumption was 7% less than in 2011. The company purchases newsprint from 22 domestic and global suppliers.

In 2012, global newsprint supplies were adequate. The company has and continues to moderate newsprint consumption and expense through press web-width reductions and the use of lighter basis weight paper. The company believes that available sources of newsprint, together with present inventories, will continue to be adequate to supply the needs of its publishing operations.

***Newspaper partnerships:*** The company owns a 19.49% interest in California Newspapers Partnership, which includes 19 daily California newspapers; a 40.64% interest in Texas-New Mexico Newspapers Partnership, which includes six daily newspapers in Texas and New Mexico and four newspapers in Pennsylvania; and a 13.50% interest in Ponderay Newsprint Company in the state of Washington.

***Joint operating agencies:*** The company's publishing subsidiary in Detroit participates in a joint operating agency (JOA). The JOA performs the production, sales and distribution functions for the subsidiary and another publishing company under a joint operating agreement. Operating results for the Detroit JOA are fully consolidated along with a charge for the minority partner's share of profits. Through May 2009, the company also published the Tucson Citizen through the Tucson JOA in which the company held a 50% interest. Because of challenges facing the publishing industry, combined with the difficult economy, particularly in the Tucson area, the company ceased publication of the Tucson Citizen on May 16, 2009. The company retained its online site and 50% partnership interest in the JOA, which provides service to the remaining non-Gannett publication in Tucson. The company's share of results for the Tucson operations are accounted for under the equity method, and are reported as a net amount in "Equity income in unconsolidated investees, net."

**Publishing/United Kingdom**

Newsquest produces 17 daily paid-for publications and more than 200 weekly publications, magazines and trade publications in the U.K., as well as associated web sites and a wide range of niche products. Newsquest operates its publishing activities around regional centers to maximize the use of management, finance, printing and personnel resources. This enables the group to offer readers and advertisers a range of attractive products across the market. The clustering of titles and, usually, the publication of a free print product alongside a paid-for print product, allows cross-selling of advertising serving the same or contiguous markets, satisfying the needs of its advertisers and audiences. Newsquest produces free and paid-for print products with quality local editorial content. Newsquest also distributes a substantial volume of advertising leaflets in the communities it serves. Most of Newsquest's paid-for distribution is outsourced to wholesalers, although direct delivery is employed as well to maximize circulation sales opportunities.

Newsquest's publishing operations are in competitive markets. Their principal competitors include other regional and national newspaper and magazine publishers, other advertising media such as broadcast and billboard, Internet-based news and other information and communication businesses.

Newsquest revenues for 2012 were approximately $484 million, down 5% in local currency reflecting the continuing difficult economy. While print advertising revenue categories declined, digital ad revenues grew by 10% in local currency. As in the U.S., advertising, including ad revenue from online web sites affiliated with the publications, is the largest component of Newsquest's revenue, comprising approximately 69%. Circulation represented 23% of revenue. Printing for third-party newspaper publishers accounts for most of the remainder of revenue.

Recognition for Newsquest's editorial achievements included a variety of Scottish Press Awards won by The Herald, Sunday Herald and Evening Times, which included awards in the following categories: front page, campaign, scoop, reporter, financial journalist, journalist, cartoonist, columnist and young journalist of the year prizes; as well as seven European Newspaper of the Year awards for excellence. In addition, a campaign which seeks to encourage correct grammar and concise writing named the Worcester News as England's top regional daily.

In 2012, the "Queen's Diamond Jubilee" was celebrated across the U.K. A message of thanks on behalf of Queen Elizabeth II was sent to the Telegraph & Argus after copies of six "Diamond Decades Jubilee" commemorative supplements and the shortlist supplement for the publication's "Queen's Jubilee Portrait Competition" were forwarded to her with a letter from the editor. More than 3,500 children from 107 schools entered the "Queen's Jubilee Portrait Competition" competition.

Newsquest newspapers continued to campaign on local issues. For example, The Westmorland Gazette's "Shorter Journeys Longer Lives" campaign culminated in a 2,000-plus people march through the streets of Kendal, U.K. It prompted Britain's Prime Minister to set up a summit meeting to promote "swift and positive" action to bring a radiotherapy unit to Kendal's Westmorland General Hospital. The proposed unit would dramatically trim a 140-mile round trip to the Royal Preston Hospital for 400 local South Cumbrian cancer patients.

In Winchester, the Hampshire Chronicle celebrated 240 years of continuous publishing with a special supplement focusing not only on the history of the paper, but how it is moving forward into the digital age.

Following the successful launch of regional farming products in 2010 and 2011, Three Counties Farmer was launched in 2012. The Newsquest Specialist Media unit successfully launched Reward in June. Reward is a new information product for the workplace benefits sector.

Trials have taken place in three markets for significant changes in cover prices and editorial content, involving two daily products and one weekly product. Initial results are in line with expectations, and Newsquest intends to roll out further changes in selected markets following market research on how to develop its products in those markets.

There were 4,300 Newsquest employees at year end, a decrease of 3% compared to 2011. Efficiency initiatives included the consolidation of a number of back-office functions. Total costs in local currency were 5% lower year-over-year as a result of the range of efficiency measures taken.

**Digital operations:** Newsquest continues to actively seek to maximize the value of its local media brands through digital channels. Newsquest's most recent data indicated that an average of 9.1 million unique users accessed the Newsquest site network each month during the period July-December 2012.

Newsquest's total digital ad revenue increased by 10% in local currency. Online banner revenues grew by 26%, propelled by improved audiences, increased local resourcing and sales activity. In Scotland, the group's wholly owned market leading recruitment web site, s1, increased revenues by 9% from 2011.

**Digital Segment**

The Digital business segment includes CareerBuilder, as well as PointRoll, ShopLocal and Reviewed.com. At the end of 2012, the Digital Segment had approximately 2,600 full-time and part-time employees.

CareerBuilder is the global leader in human capital solutions, helping companies target, attract and retain talent. Its online job site, CareerBuilder.com, is the largest in North America with the most traffic and revenue.

Headquartered in Chicago, IL, CareerBuilder at the end of 2012 had approximately 2,200 full-time and part-time employees.

Currently, CareerBuilder operates in the U.S., Europe, Canada, Asia and South America. Its sites, combined with partnerships and acquisitions, give CareerBuilder a presence in more than 60 markets worldwide. CareerBuilder offers everything from employment branding, and talent and compensation intelligence to recruitment solutions. Most of the revenues are generated by its own sales force but substantial revenues are also earned through sales of employment advertising placed with CareerBuilder's owners' affiliated media organizations. It also has a long-term strategic marketing agreement with Microsoft.

In 2012, CareerBuilder acquired EMSI, which collects and interprets large amounts of employment data which is used in workforce development and talent strategy. CareerBuilder plans to leverage the EMSI acquisition to enhance their workforce analytics platform creating an unmatched repository of historical and real-time labor information. CareerBuilder also continued to grow its global businesses with the acquisitions of Top Language Jobs in the U.K., the leading global online jobsite for multi-language jobs and candidates, and Ceviu, the leading information technology job board in Brazil.

PointRoll is a multi-screen digital advertising technology and services company. PointRoll enables advertisers, agencies, and publishers to create, target, deploy, and optimize digital campaigns in real time across any digital channel including display, rich media, in-stream video, mobile, tablet and more. PointRoll provides the creative tools, analytics and expertise marketers need to effectively engage consumers and convert them into buyers and brand supporters. Founded in May 2000, PointRoll has been instrumental in the evolution of digital engagement and has evolved beyond the expandable banner ad to offer marketers the ability to find consumers wherever they are across any digital platform and deliver a relevant brand or direct response experience, dramatically improving ad effectiveness while gaining actionable insights. PointRoll is headquartered in King of Prussia, PA, and maintains offices across the U.S. In October 2012, Gannett acquired Rovion. Rovion's primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise. Rovion is being integrated into PointRoll's operations and technology platform and will be leveraged across the entire Gannett network to fulfill the needs of agencies and advertisers.

ShopLocal, the leader in multi-channel marketing services, offers a complete suite of innovative digital solutions which connect advertisers and consumers, both online and in-store. ShopLocal's industry-leading SmartProduct business solutions (SmartCircular, SmartCatalog and SmartDelivery) enable more than 100 of the nation's top retailers, including Target, Macy's, Home Depot, CVS, Staples, Toys"R"Us, Walgreens, Kohl's and Sears, to deliver highly interactive, targeted and localized promotions to shoppers through use of online circulars, display advertising, search, social media, digital out of home and mobile. ShopLocal is headquartered in Chicago, IL.

***Competition:*** For CareerBuilder, the largest online employment site in North America, the market for online recruitment solutions is highly competitive with a multitude of online and offline competitors. Competitors include other employment related web sites, general classified advertising web sites, professional networking and social networking web sites, traditional media companies, Internet portals, search engines and blogs. The barriers for entry into the online recruitment market are relatively low and new competitors continue to emerge. Recent trends include the rising popularity of professional and social media networking web sites which have gained traction with employer advertisers. The number of niche job boards targeting specific industry verticals has also continued to increase. CareerBuilder's ability to maintain its existing customer base and generate new customers depends to a significant degree on the quality of its services, pricing, product innovation and reputation among customers and potential customers.

For PointRoll, the market for rich media advertising technology solutions is highly competitive with a number of competitors. Competitors include divisions of larger public media and technology companies, and several earlier-stage independent rich media, dynamic ad, video, mobile, and social advertising technology specialists. The barriers to entry in the rich media market are moderate. Recent trends include the shift towards audience-centric, exchange-based media buying, entry of dynamic ad generation specialists, the move towards automated creative design tools, and the shift toward video content online with associated in-stream advertising opportunities. Increasingly, marketers and their agencies are looking for advertising technology providers that can scale across media platforms, including rich media, video and mobile. PointRoll's ability to maintain and grow its customer base and revenue depends largely on its continued product innovation, level of service quality, depth of marketing analytics and ultimately the effectiveness of its rich media advertising and resulting customer satisfaction.

For ShopLocal, the market for digital store promotions is highly competitive and evolving as digital media transforms marketing programs. ShopLocal competitors in the online circular space are few, but very active. Recent trends include a surge in mobile usage driven by smartphone adoption (53% of cell phone users according to comScore) as well as "showrooming" in which the consumer researches prices at other competitive stores while shopping via mobile phone. Media fragmentation continues to challenge retailers and ShopLocal is well positioned to deliver solutions to meet this challenge. ShopLocal's distribution capabilities allows retailers and brands to distribute any type of deal content to social, advertisements, third-party web sites and any other digitally connected devices.

***Regulation and legislation** (for digital segment businesses and digital operations associated with publishing and broadcasting businesses):* The U.S. Congress has passed legislation which regulates certain aspects of the Internet, including content, copyright infringement, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have enacted and also are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include, but are not limited to, user privacy and intellectual property ownership. With respect to user privacy, the legislative and regulatory proposals would regulate behavioral advertising, which specifically refers to the use of user behavioral data for the creation and delivery of more relevant, targeted Internet advertisements. Some Gannett properties leverage certain aspects of user behavioral data in their solutions.

**Broadcasting Segment**

Gannett Broadcasting had its best year in history in 2012 with record revenues and record operating income along with significant share growth. Operating revenues finished 25% above last year for the full year. The company benefited from both record Olympic and political revenues this year.

The 2012 Summer Olympic Games were the most viewed television event in U.S. history. More than 219 million Americans tuned into the games, and Gannett local stations helped drive those numbers. KUSA in Denver was the top rated NBC affiliate in adults ages 25 to 54. Gannett stations in Atlanta and Minneapolis were second and third respectively. With Gannett TV stations in St. Louis, Cleveland and Phoenix, six out of the top ten NBC affiliates were Gannett stations. Gannett brought a lot of new major local advertisers into the 2012 Olympics and is already working with them on renewals for the 2014 Sochi Winter Games. Gannett Broadcasting finished the Olympics with $37 million in billing, up 58% from the Beijing Olympics in 2008.

Gannett TV stations have a solid footprint for strong political activity and ended the year with $150 million of political revenue, a company record by a significant margin, leveraged through strong stations and strong local news positions (approximately $4 million of political advertising aired during the Olympics and is included in both the political and Olympic categories).

Digital revenues in the Broadcasting Segment finished up 11%, and retransmission revenues for the year finished 21% above last year.

At the end of 2012, the company's broadcasting division, headquartered in McLean, VA, included 23 television stations in markets with nearly 21 million households covering 18.1% of the U.S. population. The broadcasting division also includes the Captivate Network.

At the end of 2012, the broadcasting division had approximately 2,600 full-time and part-time employees, approximately 1.1% more than at the end of 2011.

The principal sources of the company's television revenues are: 1) local advertising focusing on the immediate geographic area of the stations; 2) national advertising; 3) retransmission of the company's television signals on satellite and cable networks; 4) advertising on the station's web and tablet and mobile products; and 5) payments by advertisers to television stations for other services, such as the production of advertising material. The advertising revenues derived from a station's local news programs make up a significant part of its total revenues. Captivate derives its revenue principally from national advertising on video screens in elevators of office buildings and select hotel lobbies. As of year-end, Captivate had over 10,000 video screens located in 25 major cities across North America.

Advertising rates charged by a television station are based on the ability of a station to deliver a specific audience to an advertiser. The larger a station's ratings in any particular day part, the more leverage a station has in asking for a price advantage. As the market fluctuates with supply and demand, so does the station's pricing. Almost all national advertising is placed through independent advertising representatives. Local advertising time is sold by each station's own sales force.

Generally, a network provides programs to its affiliated television stations and sells on its own behalf commercial advertising for certain of the available ad spots within the network programs. The company's television stations produce local programming such as news, sports, and entertainment.

For all of its stations, the company is party to network affiliation agreements as well as cable and satellite carriage agreements. The company's 12 NBC-affiliated stations have agreements that expire on Jan. 1, 2017. The agreements for the company's six CBS affiliates expire on Dec. 31, 2015. The company's three ABC affiliates have agreements which expire on Feb. 28, 2014. The company's two MyNetworkTV-affiliated stations have agreements that expire in October 2014.

In 2012, the company completed retransmission negotiations with several providers including cable and satellite operators. All are multi-year agreements that provide the company with significant and steady revenue streams. There are no incremental costs associated with this revenue and therefore all of these revenues contribute directly to operating income. Retransmission revenues are expected to grow significantly in 2013.

As part of the company's growing engagement and innovation with social media, Gannett joined 9 leading television broadcast groups and invested in a long-term commercial partnership with a Silicon Valley-based start-up called ConnecTV. ConnecTV, launched in 2012, is a social television network for TV fans. On Feb. 5, 2012, Gannett entered into a public "Beta" testing period with ConnecTV for the kickoff of Super bowl XLVI. Consumers used the ConnecTV service on their iPads and computers to experience "synced" companion news, polls, player bios and to participate in online chats with other social TV users.

In June 2012, with a significantly improved technology platform and user interface as well as the addition of a core content-development team, ConnecTV "soft launched" its new product with digital promotions and TV spots across the Garnet Media Co., LLC stations, including Belo Corp., Cox Media Group, E.W. Scripps Co., Gannett Broadcasting, Hearst Television Inc., Media General Inc., Meredith Corp., Post-Newsweek Stations Inc., Raycom Media and Schurz. In August 2012, the social TV service was used by 100,000 consumers as its Olympics coverage for the "second" screen rolled out with special companion Games content.

The ConnectTV engineering team also developed a first-ever Ad Sync Network that synchronizes the television advertising experience with companion marketing on the second screen – enabling users to take action on a TV ad that includes the ability to Buy Now, Find the Closest Store, Play Product Videos, Enter a Contest and other "activations" that extend the TV branding experience.

In the fourth quarter of 2012, ConnecTV signed a Charter Programming revenue deal with CBS Television Distribution focused on "Entertainment Tonight" tuned-alerts and co-marketing. This effort also features Entertainment Tonight-ConnecTV co-branded television spots and digital promotion, as well as "Entertainment Tonight" talent appearing in ConnecTV's WATERCOOLER chat venue.

ConnecTV was honored this past year as "The Best Ubiquitous Social TV Network" by the Social TV Summit as its numbers and industry awareness continued to grow.

***Programming and production:*** The costs of locally produced and purchased syndicated programming are a significant portion of television operating expenses. Syndicated programming costs are determined based upon largely uncontrollable market factors, including demand from the independent and affiliated stations within the market. In recent years, the company's television stations have emphasized their locally produced news and entertainment programming in an effort to provide programs that distinguish the stations from the competition, to increase locally responsible programming, and to better control costs.

Gannett TV stations led the way in covering major news events during 2012. Gannett's 12 NBC stations were front and center for the 2012 London Olympics and were home to Super Bowl XLVI. While the company's broadcast markets had no local team in the Super Bowl game, Gannett stations took advantage of the enormous audience and four stations were among the top 10 rated stations (adults ages 25 to 54) for the 2012 Super Bowl: KARE in Minneapolis-St. Paul, MN (No. 3), KUSA in Denver, CO (No. 6), WXIA in Atlanta, GA (No. 8) and WKYC in Cleveland, OH (No. 9).

Maximizing its use of cross-divisional content and resource sharing for the 2012 London Olympics, Gannett Broadcasting sent teams from eight stations to London where they combined forces with USA TODAY to provide the most comprehensive coverage of any local media group. Hundreds of stories produced stateside, combined with hundreds of live shots outside Olympic Stadium, helped Gannett TV stations dominate coverage. Highlights included KUSA in Denver's coverage of hometown four-time gold medalist Missy Franklin and WXIA in Atlanta co-anchoring its morning show from London during the Games. Gannett Broadcasting also teamed with USA TODAY and USCP to provide extensive coverage of Hurricanes Isaac and Sandy. Locally, KUSA led coverage of a tragic movie theater shooting in Aurora, CO, and followed with informative coverage of the worst wild fire season in a decade. KPNX and Republic Media were honored for their coverage of a massive dust storm that blanketed Phoenix, and First Coast News in Jacksonville, FL, produced in-depth coverage of a local high school student who was killed during a confrontation over loud music.

Tampa was the host city of the 2012 Republican Convention and WTSP in Tampa-St. Petersburg, FL, anchored live from the convention for five straight days. WTSP provided hours of extended coverage that included nightly 7 p.m. specials, expanded 11p.m. newscasts, fact-checking political spots and working with USA TODAY to provide a live webcast each day.

With the Democratic Convention in Charlotte, NC, WFMY in Greensboro, NC, anchored its newscasts from the convention as well. Both WTSP's and WFMY's efforts reflect a division-wide commitment to providing informative political coverage to consumers.

Gannett Broadcasting also continued its pursuit of providing innovative, relevant local newscasts to consumers using its "9 Areas of Focus" as a guide. Two areas of particular attention for stations in 2012 were the "Watchdog" and "Advocacy" categories. WUSA in Washington, DC, took on the issue of teenage drinking; WXIA in Atlanta investigated wrongful parking fines; KUSA in Denver showed how dozens of children have been "Failed to Death"; KPNX in Phoenix produced a series called "30 Ways in 30 Days," which highlighted how consumers could help Arizona's children in need; WLTX in Columbia, SC, broke news of the cyber intrusion of the South Carolina Department of Revenue's web site by data thieves and, working with The Greenville (SC) News and USA TODAY, reported the stories of hundreds of thousands of residents who had personal information compromised; WFMY in Greensboro, NC, worked with Guilford County schools to encourage students to read three million books in three months, and, for the first time, the school district reached its goal; and, as a result of reporting by WMAZ in Macon, GA, a railroad crossing gate was installed where a woman had been killed by a train.

Gannett Broadcasting began rolling out a new graphics and music package at year end, with full implementation expected to be completed in April 2013. Based on feedback from viewers, the new look is clean, sharp and easy to read and uses USA TODAY's signature section color-coding system; news is blue, money is green, sports is red, life is purple.

Gannett Broadcasting stations continue to be recognized by their peers for outstanding work. KARE in Minneapolis-St. Paul and KUSA in Denver won three national Edward R. Murrow awards for locally produced work. In addition, thirty-one regional Edward R. Murrow Awards were presented to Gannett television stations, including three Overall Excellence Awards received by KARE, WGRZ in Buffalo, NY, and KTHV in Little Rock, AR. WXIA in Atlanta was recognized with three National Association of Black Journalists Awards of Excellence in three different categories. Along with the Gannett Graphics Group, six Gannett broadcasting stations, WXIA, WCSH in Portland, ME, KPNX in Phoenix, AZ, WZZM in Grand Rapids, MI, WKYC in Cleveland, OH, and WGRZ won Promax Awards in promotion and marketing and Gannett TV stations across the country combined to win more than 100 AP and Regional Emmy Awards for outstanding journalism. KUSA won its 13th straight Colorado Broadcasters Station of the Year Award, and WUSA was recognized by Mothers Against Drunk Driving (MADD) for its series on teenage drinking.

***Competition:*** In each of its broadcasting markets, the company's stations and affiliated digital platforms compete for revenues with other network-affiliated and independent television and radio broadcasters and with other advertising media, such as cable television, newspapers, magazines, direct mail, out-of-home advertising and Internet media. Other sources of present and potential competition for the company's broadcasting properties include home video and audio recorders and players, direct broadcast satellite, low-power television, radio, video offerings (both wire line and wireless) of telephone companies as well as developing video services. The stations also compete in the emerging local electronic media space, which includes Internet or Internet-enabled devices, handheld wireless devices such as mobile phones and tablets, social media platforms, and digital spectrum opportunities associated with DTV. The company's broadcasting stations compete principally on the basis of their audience share, advertising rates and audience composition.

The Broadcast Segment continues to focus on increasing engagement on all platforms with local customers. As was the case the last several years, Gannett television stations saw very strong growth in digital metrics as the stations' content remains in high demand and product improvements continue to be favorably received by consumers. Overall in 2012, online visitors increased 20%. Mobile page views are up 195% in 2012, and customers are consuming more content when they visit. Mobile page views per visitor are up 65%, primarily because of the iPhone, Android and Weather apps. Preliminary numbers are positive for the recently launched iPad apps, and the company expects greater consumer adoption with increased tablet penetration.

Video remains the most valuable content from an advertising perspective. On demand video plays increased 33% in 2012 while live video plays increased 500%. This is a result of continued technology improvements, workflow enhancements and viewer demand. Often breaking news happens when people are at work and unable to view a traditional TV. Desktop and mobile video are allowing company broadcast stations to reach consumers no matter where they are, or which device they have available.

Broadcast focused on building engagement in social media in 2012. The synergistic relationship between social media and television is strong. From major sporting events such as the Super Bowl, March Madness and the Olympics to major news events like the shootings in Newtown, CT, and Aurora, CO, to national and local election coverage to entertainment programming such as "The Voice," social media influenced what people watched, what they shared and what they talked about. Gannett Broadcast Facebook fans increased over 33% in the last half of 2012 and Twitter followers were up over 21%.

***Regulation:*** The company's television stations are operated under the authority of the Federal Communications Commission (FCC), the Communications Act of 1934, as amended (Communications Act), and the rules and policies of the FCC (FCC Regulations).

Television broadcast licenses are granted for periods of eight years. They are renewable upon application to the FCC and usually are renewed except in rare cases in which a petition to deny, a complaint or an adverse finding as to the licensee's qualifications results in loss of the license. The company believes it is in substantial compliance with all applicable provisions of the Communications Act and FCC Regulations. Nine of the company's stations, including two stations with pending renewal applications from 2004, filed for FCC license renewals in 2012. As of Feb. 15, 2013, the renewals remain pending and the company expects the renewals filed in 2012 to be granted in the ordinary course. The company will be filing additional license renewal applications in 2013, including three for stations with pending renewal applications filed in 2005, and anticipate that these applications also will be granted in the ordinary course.

FCC regulation also limits concentration of broadcasting control and regulate network and local programming practices. FCC Regulations governing multiple ownership limit, or in some cases prohibit, the common ownership or control of most communications media serving common market areas (for example, television and radio; television and daily newspapers; or radio and daily newspapers). In addition, the Communications Act includes a national ownership cap under which one company is permitted to serve no more than 39% of all U.S. television households (the company's 23 television stations currently reach approximately 18.1% of U.S. television households). FCC rules permit common ownership of two television stations in the same market in certain defined circumstances, provided that at least one of the commonly owned stations is not among the market's top four rated stations at the time of acquisition and at least eight independent media "voices" remain after the acquisition.

FCC regulation prohibits a television station owner from owning a daily newspaper in cases where the station's contour encompasses the newspaper's city of publication. In 2007, the FCC granted a permanent waiver authorizing the company's continued ownership of both KPNX-TV and The Arizona Republic in Phoenix, AZ. The FCC also adopted a waiver standard for the newspaper/broadcast cross-ownership rule, but the pertinent part of the order was vacated on appeal, and thus the waiver standard never went into effect. The appeals court rejected a challenge to the FCC's retention of the local television ownership rule. In addition, the FCC has commenced a new review of its ownership rules, as it is required to do every four years, and this review may result in additional rule modifications. The FCC has proposed to retain the local television ownership rule (but is seeking comment on a possible waiver standard for smaller markets), and has proposed a modest relaxation of the newspaper/ broadcast rule (similar to the waiver standard that the FCC had adopted during the last ownership review that was rejected in court). However, the waiver standard may be of limited value for the company in permitting expanded ownership opportunities, because it contains presumptions that, in the top 20 television markets, common ownership of a television station and a daily newspaper may be permitted only if the station is not one of the top four rated stations; most of the company's stations are rated number one or two in their markets. The FCC's notice of proposed rulemaking also seeks comment about shared services agreements and local news agreements, including whether such arrangements should be attributable for purposes of the ownership rules. An order in this proceeding is expected in 2013.

Congress and the FCC are considering possible changes to the Communications Act and to other FCC regulations, respectively, including the rules concerning retransmission consent (which govern cable and satellite operators' carriage of the signals of the company's stations); the statutory cable and satellite copyright regime; and the rules and policies concerning the specific amount and type of public-interest programming required to be carried by broadcast stations to satisfy their license obligations and requirements concerning the disclosure of such programming efforts. The current retransmission consent rules are working overall. There continues to be few retransmission disputes with virtually all negotiations completed successfully. In addition, as authorized by and pursuant to certain requirements established by Congress in 2012, the FCC is seeking comment on rules to govern a "repacking" of the television spectrum, which may entail the company's stations moving to different channels, having smaller service areas, and /or accepting additional interference.

**Employees**

At the end of 2012, the company and its subsidiaries had approximately 30,700 full-time and part-time employees including 2,200 for CareerBuilder. At certain operations, headcount reductions were made in 2012 as part of efficiency and consolidation efforts.

Approximately 10% of those employed by the company and its subsidiaries in the U.S. are represented by labor unions. They are represented by 60 local bargaining units, most of which are affiliated with one of seven international unions under collective bargaining agreements. These agreements conform generally with the pattern of labor agreements in the publishing and broadcasting industries. The company does not engage in industry-wide or company-wide bargaining. The company's U.K. subsidiaries bargain with two unions over working practices, wages and health and safety issues only.

The company has a 401(k) Savings Plan, which is available to most domestic non-represented employees and unionized employees who have bargained participation in the plan.

During 2008, substantially all of the participants in the Gannett Retirement Plan (GRP) and the Gannett Supplemental Retirement Plan (SERP) had their benefits under these plans frozen. Amendments were made to the existing Gannett 401(k) Savings Plan (401(k) Plan) and the Gannett Deferred Compensation Plan (DCP). Most participants whose benefits were frozen under the GRP and, if applicable, the SERP received higher matching contributions under the 401(k) Plan. The matching contribution rate generally increased from 50% of the first 6% of compensation that an employee elects to contribute to the plan to 100% of the first 5% of contributed compensation. The company also makes additional employer contributions to the 401(k) Plan on behalf of certain long-service employees. The DCP was amended to provide for Gannett contributions on behalf of certain employees whose benefits under the 401(k) Plan are capped by IRS rules. Participants whose benefits were frozen will have their benefits periodically increased by a cost of living adjustment until benefits commence.

The company provides competitive group life and medical insurance programs for full-time domestic employees at each location. The company pays a substantial portion of these costs and employees contribute the balance.

The company and its subsidiaries have various retirement plans, including plans established under some collective bargaining agreements.

As is the practice in the U.K., Newsquest employees have local staff councils for consultation and communication with local Newsquest management. Newsquest provides its employees with the option to participate in a retirement plan. In October 2010, after discussion with its pension plan trustees and employees, the decision was made to close the Newsquest defined benefit plan to future accrual, effective March 31, 2011. The plan closure was made to reduce pension expenses and funding volatility and was part of a package of measures to address the plan's deficit. Some of the savings from closing the defined benefit plan were offset by increased membership in Newsquest's defined contribution plan.

A key initiative for the company is its leadership and diversity program that focuses on finding, developing and retaining the best and the brightest employees, as well as a diverse workforce that reflects the fabric of the communities Gannett serves.

**Environmental and Sustainability Initiatives**

Gannett is committed to making smart decisions to protect the environment and manage its environmental impact responsibly. Being a good corporate citizen is a core value and the company has taken a number of steps to reduce its environmental impact and underscore its commitment to sustainability.

The company has been an industry pioneer in switching to environmentally-friendly press products, such as low-VOC (Volatile Organic Compound) washes and fountain solutions and citrus-based press cleaners. All colored inks and many black inks the company uses are soy-based rather than petroleum-based, and delivered in reusable containers. Gannett's waste ink is recycled, either on-site or at the manufacturer's facility. The company continues to minimize landfill usage by collecting used paper, plastics and other materials for recycling and has substantially reduced water usage by switching to dry methods of photo processing and plate processing.

Gannett has reduced green house emissions by using newsprint vendors who practice sustainability, switching to light-weight newsprint, reducing the size of the newspapers printed, and using recycled and Forest Stewardship Council (FSC)-certified newsprint where available.

The company also is focused on being energy efficient. Its headquarters building received the Leadership in Energy and Environmental Design (LEEDS) EB certification, and the company has relocated many employees in other facilities to newer, more energy efficient offices.

Gannett has installed more energy efficient HVAC systems and appliances in many of its buildings. In 2011-2012 alone, Gannett's HVAC upgrade program resulted in a reduction of 10.7 million kilowatt hours of annual electricity use. In 2012, Gannett also invested in energy efficient lighting upgrades at two locations. For 2013, Gannett has identified new projects estimated to reduce power consumption further by approximately 2.8 million kilowatt hours annually.

The Gannett Green Operating Employee Group serves as a forum to review and recommend "green" ideas and practices. The group maintains an intranet site that provides an accessible, informative and interactive resource highlighting new and innovative green best practices which help Gannett businesses and properties develop more sustainable operating practices.

Many of Gannett's media organizations cover environmental and sustainability issues and inspire action. One good example is USA TODAY, which was recognized for "Ghost Factories: Poison in the Ground." The series won four national awards, including the Alfred I. duPont-Columbia Award from the Columbia Journalism School. The investigative report uncovered hundreds of forgotten lead factories and the toxic lead left behind. The series drew calls for action from seven U.S. senators and led the EPA to re-examine health risks at 464 sites nationwide.

Make A Difference Day, created by USA WEEKEND, is the nation's largest day of volunteering. For more than 20 years, USA WEEKEND has mobilized millions of people across the U.S. for this National Day of Doing Good. Together with its hundreds of carrier newspapers and longstanding partners Points of Light and Newman's Own, it rallies millions of people in a single day to help the change communities they live in. Volunteer efforts often include projects such as planting trees or gardens, cleaning up trash, planting sod and other environmentally beneficial tasks.

The Gannett Foundation is a corporate foundation sponsored by the company. Through its Community Grant Program, Gannett Foundation supports non-profit activities in the communities in which Gannett does business and contributes to a variety of charitable causes. One of Gannett Foundation's community action grant priorities includes environmental conservation.

**General Company Information**

Gannett was founded by Frank E. Gannett and associates in 1906 and was incorporated in 1923. The company listed shares publicly for the first time in 1967. It reincorporated in Delaware in 1972. Its more than 230 million outstanding shares of common stock are held by approximately 7,960 shareholders of record in all 50 states and several foreign countries. Gannett's headquarters is in McLean, VA, near Washington, DC.

**Mobile and Tablet:** *Gannett powers more than 400 local mobile and tablet products and also partners with mobile service providers to power news alerts and mobile marketing campaigns. Gannett has also developed and deployed leading applications for iPad, iPhone, Kindle, Android and Windows.*

**MARKETS WE SERVE**

**DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS**

| State Territory | City | Local media organization/web site | Average 2012 Circulation - Print and Digital Replica and Non-Replica | | | Founded |
|---|---|---|---|---|---|---|
| | | | Morning | Afternoon | Sunday | |
| Alabama | Montgomery | Montgomery Advertiser *www.montgomeryadvertiser.com* | 30,654 | | 39,851 | 1829 |
| Arizona | Phoenix | The Arizona Republic *www.azcentral.com* | 296,934 | | 516,753 | 1890 |
| Arkansas | Mountain Home | The Baxter Bulletin *www.baxterbulletin.com* | 8,960 | | | 1901 |
| California | Palm Springs | The Desert Sun *www.mydesert.com* | 37,077 | | 43,719 | 1927 |
| | Salinas | The Salinas Californian *www.thecalifornian.com* | 8,441 | | | 1871 |
| | Visalia | Visalia Times-Delta/Tulare Advance-Register *www.visaliatimesdelta.com* *www.tulareadvanceregister.com* | 17,774 | | | 1859 |
| Colorado | Fort Collins | Fort Collins Coloradoan *www.coloradoan.com* | 19,736 | | 24,679 | 1873 |
| Delaware | Wilmington | The News Journal *www.delawareonline.com* | 78,961 | | 108,750 | 1871 |
| Florida | Brevard County | FLORIDA TODAY *www.floridatoday.com* | 55,633 | | 76,469 | 1966 |
| | Fort Myers | The News-Press *www.news-press.com* | 61,183 | | 84,388 | 1884 |
| | Pensacola | Pensacola News Journal *www.pnj.com* | 36,824 | | 54,315 | 1889 |
| | Tallahassee | Tallahassee Democrat *www.Tallahassee.com* | 33,830 | | 39,685 | 1905 |
| Guam | Hagatna | Pacific Daily News *www.guampdn.com* | 16,484 | | 14,276 | 1944 |
| Indiana | Indianapolis | The Indianapolis Star *www.indystar.com* | 157,749 | | 291,842 | 1903 |
| | Lafayette | Journal and Courier *www.jconline.com* | 25,225 | | 33,769 | 1829 |
| | Muncie | The Star Press *www.thestarpress.com* | 20,586 | | 26,762 | 1899 |
| | Richmond | Palladium-Item *www.pal-item.com* | 9,602 | | 14,856 | 1831 |
| Iowa | Des Moines | The Des Moines Register *www.desmoinesregister.com* | 99,328 | | 199,125 | 1849 |
| | Iowa City | Iowa City Press-Citizen *www.press-citizen.com* | 10,297 | | | 1860 |
| Kentucky | Louisville | The Courier-Journal *www.courier-journal.com* | 138,224 | | 234,561 | 1868 |
| Louisiana | Alexandria | Alexandria Daily Town Talk *www.thetowntalk.com* | 18,337 | | 24,486 | 1883 |
| | Lafayette | The Daily Advertiser *www.theadvertiser.com* | 27,561 | | 37,725 | 1865 |
| | Monroe | The News-Star www.thenewsstar.com | 23,344 | | 26,191 | 1890 |
| | Opelousas | Daily World *www.dailyworld.com* | 5,303 | | 6,533 | 1939 |
| | Shreveport | The Times *www.shreveporttimes.com* | 36,018 | | 47,310 | 1871 |
| Maryland | Salisbury | The Daily Times *www.delmarvanow.com* | 16,374 | | 22,729 | 1900 |

## DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS

| State Territory | City | Local media organization/web site | Average 2012 Circulation - Print and Digital Replica and Non-Replica | | | Founded |
|---|---|---|---|---|---|---|
| | | | Morning | Afternoon | Sunday | |
| Michigan | Battle Creek | Battle Creek Enquirer *www.battlecreekenquirer.com* | 14,175 | | 20,345 | 1900 |
| | Detroit | Detroit Free Press *www.freep.com* | 212,235 | | 851,546 | 1832 |
| | Lansing | Lansing State Journal *www.lansingstatejournal.com* | 41,283 | | 58,625 | 1855 |
| | Livingston County | Daily Press & Argus *www.livingstondaily.com* | 10,832 | | 15,815 | 1843 |
| | Port Huron | Times Herald *www.thetimesherald.com* | 16,909 | | 25,897 | 1900 |
| Minnesota | St. Cloud | St. Cloud Times *www.sctimes.com* | 21,303 | | 27,157 | 1861 |
| Mississippi | Hattiesburg | Hattiesburg American *www.hattiesburgamerican.com* | | 10,577 | 14,067 | 1897 |
| | Jackson | The Clarion-Ledger *www.clarionledger.com* | 55,843 | | 67,595 | 1837 |
| Missouri | Springfield | Springfield News-Leader *www.news-leader.com* | 33,586 | | 52,958 | 1893 |
| Montana | Great Falls | Great Falls Tribune *www.greatfallstribune.com* | 25,376 | | 27,730 | 1885 |
| Nevada | Reno | Reno Gazette-Journal *www.rgj.com* | 41,201 | | 66,055 | 1870 |
| New Jersey | Asbury Park | Asbury Park Press *www.app.com* | 97,375 | | 144,562 | 1879 |
| | Bridgewater | Courier News *www.mycentraljersey.com* | 14,219 | | 18,139 | 1884 |
| | Cherry Hill | Courier-Post *www.courierpostonline.com* | 45,131 | | 59,414 | 1875 |
| | East Brunswick | Home News Tribune *www.mycentraljersey.com* | 27,442 | | 34,034 | 1879 |
| | Morristown | Daily Record *www.dailyrecord.com* | 18,440 | | 22,335 | 1900 |
| | Vineland | The Daily Journal *www.thedailyjournal.com* | 12,394 | | | 1864 |
| New York | Binghamton | Press & Sun-Bulletin *www.pressconnects.com* | 33,617 | | 45,379 | 1904 |
| | Elmira | Star-Gazette *www.stargazette.com* | 15,175 | | 23,183 | 1828 |
| | Ithaca | The Ithaca Journal *www.theithacajournal.com* | 10,451 | | | 1815 |
| | Poughkeepsie | Poughkeepsie Journal *www.poughkeepsiejournal.com* | 23,963 | | 32,615 | 1785 |
| | Rochester | Rochester Democrat and Chronicle www.democratandchronicle.com | 110,088 | | 154,557 | 1833 |
| | Westchester County | The Journal News *www.lohud.com* | 71,642 | | 90,758 | 1829 |
| North Carolina | Asheville | Asheville Citizen-Times *www.citizen-times.com* | 30,353 | | 46,234 | 1870 |

**DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS**

| State Territory | City | Local media organization/web site | Average 2012 Circulation - Print and Digital Replica and Non-Replica | | | Founded |
|---|---|---|---|---|---|---|
| | | | Morning | Afternoon | Sunday | |
| Ohio | Bucyrus | Telegraph-Forum<br>*www.bucyrustelegraphforum.com* | 3,883 | | | 1923 |
| | Chillicothe | Chillicothe Gazette<br>*www.chillicothegazette.com* | | 8,135 | 10,027 | 1800 |
| | Cincinnati | The Cincinnati Enquirer<br>*www.cincinnati.com* | 136,280 | | 263,630 | 1841 |
| | Coshocton | Coshocton Tribune<br>*www.coshoctontribune.com* | | 3,688 | 4,590 | 1842 |
| | Fremont | The News-Messenger<br>*www.thenews-messenger.com* | | 5,846 | | 1856 |
| | Lancaster | Lancaster Eagle-Gazette<br>*www.lancastereaglegazette.com* | | 8,007 | 9,641 | 1807 |
| | Mansfield | News Journal<br>*www.mansfieldnewsjournal.com* | 17,887 | | 25,895 | 1885 |
| | Marion | The Marion Star<br>*www.marionstar.com* | 6,416 | | 8,073 | 1880 |
| | Newark | The Advocate<br>*www.newarkadvocate.com* | | 11,218 | 13,985 | 1820 |
| | Port Clinton | News Herald<br>*www.portclintonnewsherald.com* | | 2,629 | | 1864 |
| | Zanesville | Times Recorder<br>*www.zanesvilletimesrecorder.com* | 11,624 | | 13,763 | 1852 |
| Oregon | Salem | Statesman Journal<br>*www.statesmanjournal.com* | 35,478 | | 42,581 | 1851 |
| South Carolina | Greenville | The Greenville News<br>*www.greenvilleonline.com* | 51,217 | | 96,767 | 1874 |
| South Dakota | Sioux Falls | Argus Leader<br>*www.argusleader.com* | 31,842 | | 48,030 | 1881 |
| Tennessee | Clarksville | The Leaf-Chronicle<br>*www.theleafchronicle.com* | 13,817 | | 18,100 | 1808 |
| | Jackson | The Jackson Sun<br>*www.jacksonsun.com* | 18,199 | | 28,302 | 1848 |
| | Murfreesboro | The Daily News Journal<br>*www.dnj.com* | 10,723 | | 15,152 | 1848 |
| | Nashville | The Tennessean<br>*www.tennessean.com* | 108,397 | | 218,728 | 1812 |
| Utah | St. George | The Spectrum<br>*www.thespectrum.com* | 15,520 | | 18,591 | 1963 |
| Vermont | Burlington | The Burlington Free Press<br>*www.burlingtonfreepress.com* | 28,532 | | 34,723 | 1827 |
| Virginia | McLean | USA TODAY<br>*www.usatoday.com* | 1,732,918 | | | 1982 |
| | Staunton | The Daily News Leader<br>*www.newsleader.com* | 13,073 | | 16,271 | 1904 |
| Wisconsin | Appleton | The Post-Crescent<br>*www.postcrescent.com* | 40,482 | | 53,777 | 1853 |
| | Fond du Lac | The Reporter<br>*www.fdlreporter.com* | 10,198 | | 13,440 | 1870 |
| | Green Bay | Green Bay Press-Gazette<br>*www.greenbaypressgazette.com* | 43,824 | | 64,878 | 1915 |
| | Manitowoc | Herald Times Reporter<br>*www.htrnews.com* | 10,204 | | 12,001 | 1898 |
| | Marshfield | Marshfield News-Herald<br>*www.marshfieldnewsherald.com* | | 8,072 | | 1927 |
| | Oshkosh | Oshkosh Northwestern<br>*www.thenorthwestern.com* | 14,238 | | 19,568 | 1868 |
| | Sheboygan | The Sheboygan Press<br>*www.sheboyganpress.com* | 14,441 | | 18,013 | 1907 |
| | Stevens Point | Stevens Point Journal<br>*www.stevenspointjournal.com* | | 7,965 | | 1873 |
| | | Central Wisconsin Sunday | | | 17,589 | |
| | Wausau | Wausau Daily Herald<br>*www.wausaudailyherald.com* | | 15,456 | 21,292 | 1903 |
| | Wisconsin Rapids | The Daily Tribune<br>*www.wisconsinrapidstribune.com* | | 7,998 | | 1914 |

**DAILY PAID-FOR LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS/NEWSQUEST PLC**

| City | Local media organization/web site | Circulation* Monday-Saturday | Founded |
|---|---|---|---|
| Basildon | Echo** *www.echo-news.co.uk* | 29,125 | 1969 |
| Blackburn | Lancashire Telegraph *www.lancashiretelegraph.co.uk* | 20,870 | 1886 |
| Bolton | The Bolton News *www.theboltonnews.co.uk* | 19,740 | 1867 |
| Bournemouth | Daily Echo *www.bournemouthecho.co.uk* | 24,825 | 1900 |
| Bradford | Telegraph & Argus *www.thetelegraphandargus.co.uk* | 24,163 | 1868 |
| Brighton | The Argus *www.theargus.co.uk* | 22,399 | 1880 |
| Colchester | The Gazette** *www.gazette-news.co.uk* | 15,259 | 1970 |
| Darlington | The Northern Echo *www.thenorthernecho.co.uk* | 38,479 | 1870 |
| Glasgow | Evening Times *www.eveningtimes.co.uk* | 45,942 | 1876 |
| Glasgow | The Herald *www.heraldscotland.com* | 45,493 | 1783 |
| Newport | South Wales Argus *www.southwalesargus.co.uk* | 21,437 | 1892 |
| Oxford | Oxford Mail *www.oxfordmail.co.uk* | 17,556 | 1928 |
| Southampton | Southern Daily Echo *www.dailyecho.co.uk* | 29,973 | 1888 |
| Swindon | Swindon Advertiser *www.swindonadvertiser.co.uk* | 16,837 | 1854 |
| Weymouth | Dorset Echo *www.dorsetecho.co.uk* | 16,313 | 1921 |
| Worcester | Worcester News *www.worcesternews.co.uk* | 13,305 | 1937 |
| York | The Press *www.thepress.co.uk* | 24,312 | 1882 |

* Circulation figures are according to ABC results for the period January - June 2012
** Publishes Monday-Friday

**Non-daily publications:** Essex, London, Midlands, North East, North West, South Coast, South East, South and East Wales, South West, Yorkshire

**GANNETT DIGITAL**

**CareerBuilder:** *www.careerbuilder.com*
**Headquarters:** Chicago, IL
**Sales offices:** Atlanta, GA; Boston, MA; Charlotte, NC; Chicago, IL; Cincinnati, OH; Dallas, TX; Denver, CO; Detroit, MI; Edison, NJ; Houston, TX; Los Angeles; Minneapolis, MN; Moscow, ID; Nashville, TN; New York, NY; Orlando, FL; Overland Park, KS; Philadelphia, PA; San Bruno, CA; Scottsdale, AZ; Seattle, WA; Washington, DC
**International offices:** Canada, China, France, Germany, Greece, India, Italy, Malaysia, Netherlands, Belgium, Norway, Singapore, Spain, Sweden, United Kingdom, Brazil, Indonesia

**PointRoll, Inc.:** *www.pointroll.com*
**Headquarters:** King of Prussia, PA
**Sales offices:** Atlanta, GA; Chicago, IL; Detroit, MI; Los Angeles, CA; New York, NY; San Francisco, CA; Toronto, Canada

**ShopLocal:** *www.shoplocal.com*
**Headquarters:** Chicago, IL
**Sales office:** Chicago, IL

**Reviewed.com:** *www.reviewed.com*
**Headquarters:** Boston, MA

## TELEVISION STATIONS AND AFFILIATED DIGITAL PLATFORMS

| State/District of Columbia | City | Station/web site | Channel/Network | Weekly Audience (a) | Founded |
|---|---|---|---|---|---|
| Arizona | Flagstaff | KNAZ-TV | Channel 2/NBC | (b) | 1970 |
| | Phoenix | KPNX-TV<br>*www.azcentral.com/12news* | Channel 12/NBC | 1,155,000 | 1953 |
| Arkansas | Little Rock | KTHV-TV<br>*www.todaysthv.com* | Channel 11/CBS | 417,000 | 1955 |
| California | Sacramento | KXTV-TV<br>*www.news10.net* | Channel 10/ABC | 866,000 | 1955 |
| Colorado | Denver | KTVD-TV<br>*www.ktvd.com* | Channel 20/MyNetworkTV | 590,000 | 1988 |
| | | KUSA-TV<br>*www.9news.com* | Channel 9/NBC | 1,201,000 | 1952 |
| District of Columbia | Washington | WUSA-TV<br>*www.wusa9.com* | Channel 9/CBS | 1,763,000 | 1949 |
| Florida | Jacksonville | WJXX-TV | Channel 25/ABC | 366,000 | 1989 |
| | | WTLV-TV<br>*www.firstcoastnews.com* | Channel 12/NBC | 461,000 | 1957 |
| | Tampa-St. Petersburg | WTSP-TV<br>*www.wtsp.com* | Channel 10/CBS | 1,243,000 | 1965 |
| Georgia | Atlanta | WATL-TV<br>*www.myatltv.com* | Channel 36/MyNetworkTV | 883,000 | 1954 |
| | | WXIA-TV<br>*www.11alive.com* | Channel 11/NBC | 1,642,000 | 1948 |
| | Macon | WMAZ-TV<br>*www.13wmaz.com* | Channel 13/CBS | 199,000 | 1953 |
| Maine | Bangor | WLBZ-TV<br>*www.wlbz2.com* | Channel 2/NBC | 106,000 | 1954 |
| | Portland | WCSH-TV<br>*www.wcsh6.com* | Channel 6/NBC | 306,000 | 1953 |
| Michigan | Grand Rapids | WZZM-TV<br>*www.wzzm13.com* | Channel 13/ABC | 374,000 | 1962 |
| Minnesota | Minneapolis-St. Paul | KARE-TV<br>*www.kare11.com* | Channel 11/NBC | 1,345,000 | 1953 |
| Missouri | St. Louis | KSDK-TV<br>*www.ksdk.com* | Channel 5/NBC | 1,028,000 | 1947 |
| New York | Buffalo | WGRZ-TV<br>*www.wgrz.com* | Channel 2/NBC | 520,000 | 1954 |
| North Carolina | Greensboro | WFMY-TV<br>*www.digtriad.com* | Channel 2/CBS | 562,000 | 1949 |
| Ohio | Cleveland | WKYC-TV<br>*www.wkyc.com* | Channel 3/NBC | 1,122,000 | 1948 |
| South Carolina | Columbia | WLTX-TV<br>*www.wltx.com* | Channel 19/CBS | 292,000 | 1953 |
| Tennessee | Knoxville | WBIR-TV<br>*www.wbir.com* | Channel 10/NBC | 443,000 | 1956 |

**Captivate Network:** *www.captivatenetwork.com*
**Headquarters:** Chelmsford, MA
**Advertising offices:** Chicago, IL; Los Angeles, CA; New York, NY; San Francisco, CA; Toronto, Canada.

(a) Weekly audience is number of TV households reached, according to the November 2012 Nielsen book.
(b) Audience numbers fall below minimum reporting standards.

**USA TODAY/USATODAY.com**
**Headquarters and editorial offices:** McLean, VA
**Print sites:** Albuquerque, NM; Atlanta, GA; Columbia, SC; Denver, CO; Des Moines, IA; Eugene, OR; Everett, WA; Fort Lauderdale, FL; Houston, TX; Indianapolis, IN; Kankakee, IL; Las Vegas, NV; Lawrence, KS; Los Angeles, CA; Louisville, KY; Milwaukee, WI; Minneapolis, MN; Mobile, AL; Nashville, TN; Newark, OH; Norwood, MA; Oklahoma City, OK; Orlando, FL; Phoenix, AZ; Plano, TX; Rochester, NY; Rockaway, NJ; St. Louis, MO; Salt Lake City, UT; San Jose, CA; Springfield, VA; Sterling Heights, MI; Tampa, FL; Warrendale, PA; Wilmington, DE; Winston-Salem, NC
**Advertising offices:** Atlanta, GA; Chicago, IL; Dallas, TX; Detroit, MI; Los Angeles, CA; McLean, VA; New York, NY; San Francisco, CA

---

**USA TODAY Sports Media Group:** *www.bigleadsports.com; www.kffl.com; www.thehuddle.com (subscription); www.hoopsworld.com; hoopshype.com; mmajunkie.com; bnqt.com; www.baseballhq.com (subscription); www.quickish.com; www.venturethere.com; www.schedulestar.com; www.usatodayhss.com*
**Headquarters:** New York, NY
**Advertising offices:** Los Angeles, CA; McLean, VA; New York, NY

---

**USA TODAY Travel Media Group**
**Headquarters:** McLean, VA
**Advertising offices:** McLean, VA

---

**USA WEEKEND:** *www.usaweekend.com*
**Headquarters and editorial offices:** McLean, VA
**Advertising offices:** Chicago, IL; Los Angeles, CA; New York, NY; San Francisco, CA

---

**Gannett Digital Marketing Services:** BLiNQ Media: *www.blinqmedia.com*; DealChicken: *www.dealchicken.com*; Clipper Digital: *www.clippermagazine.com; www.couponclipper.com; www.DoubleTakeDeals.com*; GannettLocal: *www.gannettlocal.com*; Mobestream Media (Key Ring): *www.keyringapp.com*
**Headquarters:** Chicago, IL
**Sales offices:** Atlanta, GA; Chicago, IL; Dallas, TX; McLean, VA: New York, NY

---

**BLiNQ Media:** *www.blinqmedia.com; bam.blinqmedia.com*
**Headquarters:** New York, NY
**Advertising offices:** Atlanta, GA; Cambridge, MA; Chicago, IL; New York, NY

---

**Mobestream Media:** *www.keyringapp.com*
**Headquarters:** Dallas, TX

---

**Clipper Magazine:** *www.clippermagazine.com; www.couponclipper.com; DoubleTakeDeals.com*
**Headquarters:** Mountville, PA

---

**Gannett Healthcare Group:** *www.GannettHG.com; www.GannettEducation.com; www.ContinuingEducation.com; www.Nurse.com; www.TodayinPT.com; www.TodayinOt.com; www.PearlsReview.com*
**Headquarters:** Falls Church, VA
**Regional offices:** Dallas, TX; Hoffman Estates, IL; San Jose, CA
**Publications:** Nurse.com, Today in PT, Today in OT

---

**Gannett Government Media Corp.**
**Headquarters:** Springfield, VA
**Regional office:** Los Angeles, CA
**Publications:** Army Times: *www.armytimes.com*, Navy Times: *www.navytimes.com*, Marine Corps Times: *www.marinecorpstimes.com*, Air Force Times: *www.airforcetimes.com*, Federal Times: *www.federaltimes.com*, Defense News: *www.defensenews.com*, Armed Forces Journal: *www.armedforcesjournal.com*, C4ISR Journal: *www.c4isrjournal.com*, Training and Simulation Journal: *www.tsjonline.com*, Military Times EDGE: *www.militarytimesedge.com*

---

**Gannett Media Technologies International:** *www.gmti.com*
**Headquarters:** Norfolk, VA
**Regional offices:** Cincinnati, OH; Phoenix, AZ

---

**Non-daily publications:** Weekly, semi-weekly, monthly or bimonthly publications in Alabama, Arizona, Arkansas, California, Colorado, Delaware, Florida, Guam, Indiana, Iowa, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, South Carolina, South Dakota, Tennessee, Utah, Vermont, Virginia, Wisconsin

---

**Gannett Publishing Services**
**Headquarters:** McLean, VA
**Sales office:** Atlanta, GA

---

**Gannett Direct Marketing Services, Inc.:** *www.gdms.com*
**Headquarters:** Louisville, KY

---

**Gannett Satellite Information Network:** McLean, VA

---

***GANNETT ON THE NET:*** *News and information about Gannett is available on its web site, www.gannett.com. In addition to news and other information about Gannett, the company provides access through this site to its annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the company files or furnishes them electronically to the Securities and Exchange Commission (SEC). Certifications by Gannett's Chief Executive Officer and Chief Financial Officer are included as exhibits to the company's SEC reports (including the company's Form 10-K filed in 2012).*

*Gannett also provides access on this web site to its Principles of Corporate Governance, the charters of its Audit, Transformation, Executive Compensation and Nominating and Public Responsibility Committees and other important governance documents and policies, including its Ethics and Inside Trading Policies. Copies of all of these corporate governance documents are available to any shareholder upon written request made to the company's Secretary at our headquarters address. In addition, the company will disclose on this web site changes to, or waivers of, its corporate Ethics Policy.*

## ITEM 1A. RISK FACTORS

In addition to the other information contained or incorporated by reference into this Form 10-K, prospective investors should consider carefully the following risk factors before investing in our securities. The risks described below may not be the only risks we face. Additional risks that we did not yet perceive or that we currently believe are immaterial may also adversely affect our business and the trading price of our securities.

**Deterioration in economic conditions in the markets we serve in the U.S. and the U.K. may depress demand for our products and services**

Our operating results depend on the relative strength of the economy in our principal publishing, digital and television markets as well as the strength or weakness of national and regional economic factors. Generally soft economic conditions and uneven recoveries in the U.S. and U.K. have had a significant adverse impact on the company's businesses, particularly publishing. If conditions remain challenging or worsen in the U.S. or U.K. economy, all key advertising revenue categories could be significantly impacted.

**Competition from alternative forms of media may impair our ability to grow or maintain revenue levels in core and new businesses**

Advertising produces the predominant share of our publishing, digital, and broadcast revenues, with affiliated web site, mobile and tablet revenues being an important component. With the continued development of alternative forms of media, particularly electronic media including those based on the Internet, our businesses may face increased competition. Alternative media sources may also affect our ability to generate circulation revenues and our television audience. This competition may make it difficult for us to grow or maintain our print advertising, circulation and broadcasting revenues, which we believe will challenge us to expand the contributions of our online and other digital businesses.

**A decline in the company's credit ratings and continued volatility in the U.S. credit markets could significantly impact the company's ability to obtain new financing to fund its operations and strategic initiatives or to refinance its existing debt at reasonable rates as it matures**

At the end of 2012, the company had approximately $1.43 billion in long-term debt, of which $205 million was in the form of borrowings under bank credit agreements, and the balance was in the form of unsecured notes. This debt matures at various times during the years 2014-2018. While the company's cash flow is expected to be sufficient to pay amounts when due, if operating results deteriorate significantly, a portion of these maturities may need to be refinanced. Access to the capital markets may at times be affected by our credit ratings and conditions in the economy. A decline in our corporate credit rating could make future borrowings more expensive, and volatile credit markets could make it harder for us to obtain debt financings generally. At the end of 2012, the company had approximately $922 million of additional borrowing capacity under its revolving credit facilities.

**Volatility in global financial markets directly affects the value of our pension plan assets and liabilities**

The company's principal U.S. retirement plan, the Gannett Retirement Plan, was underfunded as of Dec. 30, 2012 by $594 million on a U.S. GAAP basis. Various factors, including future investment returns, discount rates and potential pension legislative changes, impact the timing and amount of pension contributions the company may be required to make in the future. The company's funding target attainment percentage, as defined by the IRS and based on the 2012 annual update, is 95%.

**Foreign exchange variability could adversely affect our consolidated operating results**

Weakening of the British pound-to-U.S. dollar exchange rate could diminish Newsquest's earnings contribution to consolidated results. Newsquest results for 2012 were translated to U.S. dollars at the average rate of 1.58. CareerBuilder, with expanding overseas operations, also has foreign exchange risk but to a significantly lesser degree.

**Changes in the regulatory environment could encumber or impede our efforts to improve operating results or value of assets**

Our publishing, digital and broadcasting operations are subject to government regulation. Changing regulations, particularly FCC regulations which affect our television stations, may result in increased costs and adversely impact our future profitability. For example, FCC regulations required us to construct digital television stations in all of our television markets, despite the fact that the new digital stations did not produce significant additional revenue. In addition, our television stations are required to possess television broadcast licenses from the FCC; when granted, these licenses are generally granted for a period of eight years. Under certain circumstances the FCC is not required to renew any license and could decline to renew either our current license applications that are pending or those submitted in the future.

**The degree of success of our investment and acquisition strategy may significantly impact our ability to expand overall profitability**

We will continue efforts to identify and complete strategic investments, partnerships and business acquisitions. These efforts may not prove successful. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the operations of our investee or partnership, which could decrease the amount of benefits we reap from a particular relationship. The company is also exposed to the risk that its partners in strategic investments and infrastructure may encounter financial difficulties which could lead to disruption of investee or partnership activities, or impairment of assets acquired, which would adversely affect future reported results of operations and shareholders' equity.

Acquisitions of other businesses may be difficult to integrate with our existing operations, could require an inefficiently high amount of attention from our senior management, might require us to incur additional debt or divert our capital from more profitable expenditures, and might result in other unanticipated problems and liabilities.

**The value of our existing intangible assets may become impaired, depending upon future operating results**
Goodwill and other intangible assets were approximately $3.3 billion as of Dec. 30, 2012, representing approximately 52% of our total assets. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary, as occurred in 2010 and 2012 (see Notes 3 and 4 to the Consolidated Financial Statements). Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets would adversely affect future reported results of operations and shareholders' equity, although such charges would not affect our cash flow.

**Adverse results from litigation or governmental investigations can impact our business practices and operating results**
From time to time, we are parties to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted. See Note 12 of the Notes to Consolidated Financial Statements and Part I, Item 3. "Legal Proceedings" contained elsewhere in this report for a description of certain of our pending litigation and regulatory matters and other proceedings with governmental authorities.

**The value of our assets or operations may be diminished if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber attack**
Our information technology systems are critically important to operating our business efficiently and effectively. We rely on our information technology systems to manage our business data, communications, news and advertising content, digital products, order entry, fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, late or missed publications, and loss of sales and customers, causing our business and results of operations to suffer.

Furthermore, attempts to compromise information technology systems occur regularly, and we may be vulnerable to security breaches beyond our control. We invest in security resources and technology to protect our data and business processes against risk of data security breaches and cyber attack, but the techniques used to attempt attacks are constantly changing. A breach or successful attack could have a negative impact on our operations or business reputation.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

**Publishing/United States**
Generally, the company owns many of the plants that house all aspects of the publication process. Certain U.S. Community Publishing operations have outsourced printing to non-Gannett publishers or commercial printers. In the case of USA TODAY, at Dec. 30, 2012, 23 non-Gannett printers were used to print it in U.S. markets where there were no company publishing sites with appropriate facilities. Non-Gannett printers in 10 foreign countries publish and distribute an international edition of USA TODAY under a royalty agreement. USA WEEKEND, Clipper Magazine and Gannett Healthcare Group are also printed under contracts with commercial printing companies. Many of the company's local media organizations have outside news bureaus and sales offices, which generally are leased. In several markets, two or more of the company's local media organizations share combined facilities; and in certain locations, facilities are shared with other non-Gannett publishing properties. At the end of 2012, 72% of the company's U.S. daily publications were either printed by non-Gannett printers or printed in combination with other Gannett publications. The company's publishing properties have rail siding facilities or access to main roads for newsprint delivery purposes and are conveniently located for distribution purposes.

During 2012, the company continued its efforts to consolidate certain of its U.S. publishing facilities to achieve savings and efficiencies. The company's facilities are adequate for present operations. A listing of publishing centers and key properties may be found on pages 18 - 20.

**Publishing/United Kingdom**
Newsquest owns certain of the plants where its publications are produced and leases other facilities. Newsquest headquarters is in Weybridge, Surrey. Additions to Newsquest's printing capacity and color capabilities have been made since Gannett acquired Newsquest in 1999. Newsquest has consolidated certain of its facilities to achieve savings and efficiencies. Certain Newsquest operations have out-sourced printing to non-Newsquest publishers. All of Newsquest's properties are adequate for present purposes. A listing of Newsquest publishing centers and key properties may be found on page 21.

**Digital**
Generally, the company's digital businesses lease their facilities. This includes facilities for executive offices, sales offices and data centers. The company's facilities are adequate for present operations. The company also believes that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion. A listing of key digital facilities can be found on page 21.

**Broadcasting**
The company's broadcasting facilities are adequately equipped with the necessary television broadcasting equipment. The company owns or leases transmitter facilities in 22 locations. All of the company's stations have converted to digital television operations in accordance with applicable FCC regulations. The company's broadcasting facilities are adequate for present purposes. A listing of television stations can be found on page 22.

**Corporate facilities**
The company owns the buildings in which its headquarters and USA TODAY are located in McLean, VA. The company also owns data and network operations centers in nearby Maryland and in Phoenix, AZ. Headquarters facilities are adequate for present operations. The company leases space in its headquarters facilities to third-party tenants.

## ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings may be found in Note 12 of the Notes to Consolidated Financial Statements.

**Environmental**
From time to time, some of the company's current and former subsidiaries have been included among potentially responsible parties in connection with sites that have been identified as possibly requiring environmental remediation. These environmental proceedings are highly complex, and require a variety of issues to be resolved, including the extent of contamination, the nature and extent of investigation and remedial action that may ultimately be required, and the number of parties that will be required to contribute to such investigation and remediation costs, before the company's liability for them, if any, will be known.

In March 2011, the Advertiser Company, a Gannett subsidiary which publishes The Montgomery Advertiser, was notified by the U.S. EPA that it has been identified as a potentially responsible party for the investigation and remediation of groundwater contamination in downtown Montgomery, AL. At this point in the investigation, incomplete information is available about the site, other potentially responsible parties and what further investigation and remediation may be required. Accordingly, future costs at the site, and The Advertiser Company's share of such costs, if any, cannot yet be determined. Some of The Advertiser Company's fees and costs in connection with this matter may be reimbursed under its liability insurance policies.

Management does not expect that these pending proceedings will have a material adverse effect upon the company's consolidated results of operations or financial condition.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Gannett Co., Inc. shares are traded on the New York Stock Exchange with the symbol GCI.

Information regarding outstanding shares, shareholders and dividends may be found on pages 1, 17, 44 and 45 of this Form 10-K. Information about debt securities sold in private transactions may be found on page 43 of this Form 10-K.

**Gannett Common stock prices**

High-low range by fiscal quarters based on NYSE-composite closing prices.

| Year | Quarter | Low | High |
|---|---|---|---|
| 2002 | First | $ 65.03 | $ 77.85 |
| | Second | $ 71.50 | $ 79.87 |
| | Third | $ 63.39 | $ 77.70 |
| | Fourth | $ 66.62 | $ 79.20 |
| 2003 | First | $ 67.68 | $ 75.10 |
| | Second | $ 70.43 | $ 79.70 |
| | Third | $ 75.86 | $ 79.18 |
| | Fourth | $ 77.56 | $ 88.93 |
| 2004 | First | $ 84.50 | $ 90.01 |
| | Second | $ 84.95 | $ 91.00 |
| | Third | $ 79.56 | $ 86.78 |
| | Fourth | $ 78.99 | $ 85.62 |
| 2005 | First | $ 78.43 | $ 82.41 |
| | Second | $ 71.13 | $ 80.00 |
| | Third | $ 66.25 | $ 74.80 |
| | Fourth | $ 59.19 | $ 68.62 |
| 2006 | First | $ 58.81 | $ 64.80 |
| | Second | $ 53.22 | $ 60.92 |
| | Third | $ 51.67 | $ 57.15 |
| | Fourth | $ 55.92 | $ 61.25 |
| 2007 | First | $ 55.76 | $ 63.11 |
| | Second | $ 54.12 | $ 59.79 |
| | Third | $ 43.70 | $ 55.40 |
| | Fourth | $ 35.30 | $ 45.85 |

| Year | Quarter | Low | High |
|---|---|---|---|
| 2008 | First | $ 28.43 | $ 39.00 |
| | Second | $ 21.79 | $ 30.75 |
| | Third | $ 15.96 | $ 21.67 |
| | Fourth | $ 6.09 | $ 17.05 |
| 2009 | First | $ 1.95 | $ 9.30 |
| | Second | $ 2.20 | $ 5.48 |
| | Third | $ 3.18 | $ 10.14 |
| | Fourth | $ 9.76 | $ 15.63 |
| 2010 | First | $ 13.53 | $ 17.25 |
| | Second | $ 13.73 | $ 18.67 |
| | Third | $ 11.98 | $ 15.11 |
| | Fourth | $ 11.76 | $ 15.78 |
| 2011 | First | $ 14.49 | $ 17.19 |
| | Second | $ 13.30 | $ 15.64 |
| | Third | $ 8.55 | $ 14.60 |
| | Fourth | $ 9.16 | $ 13.57 |
| 2012 | First | $ 13.36 | $ 15.61 |
| | Second | $ 12.33 | $ 15.74 |
| | Third | $ 13.20 | $ 18.75 |
| | Fourth | $ 16.63 | $ 18.97 |
| 2013 | First* | $ 18.01 | $ 20.55 |

*Feb. 19, 2013

**Purchases of Equity Securities**

| Period | (a) Total Number of Shares Purchased | (b) Average Price Paid per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Program | (d) Approximate Dollar Value of Shares that May Yet Be Repurchased Under the Program |
|---|---|---|---|---|
| 9/24/12 – 10/28/12 | 558,101 | $ 18.26 | 558,101 | $ 177,370,440 |
| 10/29/12 – 11/25/12 | 664,700 | $ 17.06 | 664,700 | $ 166,031,082 |
| 11/26/12 – 12/30/12 | 884,701 | $ 17.99 | 884,701 | $ 150,116,389 |
| **Total 4th Quarter 2012** | 2,107,502 | $ 17.77 | 2,107,502 | $ 150,116,389 |

On Feb. 21, 2012, the company's Board of Directors approved a new program to repurchase up to $300 million in Gannett common stock (replacing the $1 billion program). There is no expiration date for the new $300 million stock repurchase program. However, it is targeted to be completed over the two years following the announcement. All shares repurchased as shown above were part of this publicly announced repurchase program.

In addition to the above, as of Dec. 30, 2012, 36,000 shares were repurchased as part of the publicly announced repurchase program, but were settled subsequent to the end of the quarter. The effect of those repurchases decreased the maximum dollar value available under the program to $149,479,382.

**Comparison of shareholder return – 2008 to 2012**

The following graph compares the performance of the company's common stock during the period Dec. 31, 2007, to Dec. 31, 2012, with the S&P 500 Index, and a peer group index selected by the company.

The company's peer group includes A.H. Belo Corp., Belo Corp., Discovery Communications Inc., The E.W. Scripps Company, Journal Communications, Inc., The McClatchy Company, Media General, Inc., Meredith Corp., Monster Worldwide Inc., News Corp., The New York Times Company, The Washington Post Company, and Yahoo Inc. (collectively, the "Peer Group"). Many of the Peer Group companies have a strong publishing/broadcasting orientation, but the Peer Group also includes companies in the digital media industry.

The S&P 500 Index includes 500 U.S. companies in the industrial, utilities and financial sectors and is weighted by market capitalization. The total returns of the Peer Group also are weighted by market capitalization.

The graph depicts representative results of investing $100 in the company's common stock, the S&P 500 Index and Peer Group index at closing on Dec. 31, 2007. It assumes that dividends were reinvested monthly with respect to the company's common stock, daily with respect to the S&P 500 Index and monthly with respect to each Peer Group company.

Recent Gannett stock returns have improved from the five-year comparison below. For example, Gannett's one-year cumulative total return for 2012 was 41%. This compares to returns for the S&P 500 Index and Peer Group index of 16% and 37%, respectively.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
Dec 2007
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Gannett Co., Inc.
S&P 500 Index
Peer Group

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Gannett Co., Inc. | $ 100 | $22.76 | $43.76 | $44.98 | $40.64 | $ 57.48 |
| S&P 500 Index . | $ 100 | $63.00 | $79.67 | $91.68 | $93.61 | $108.59 |
| Peer Group. . . . . | $ 100 | $45.72 | $70.02 | $75.90 | $80.79 | $110.71 |

**ITEM 6. SELECTED FINANCIAL DATA**

Selected financial data for the years 2008 through 2012 is contained under the heading "Selected Financial Data" on page 76 and is derived from the company's audited financial statements for those years.

The information contained in the "Selected Financial Data" is not necessarily indicative of the results of operations to be expected for future years, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**Certain factors affecting forward-looking statements**

Certain statements in this Annual Report on Form 10-K contain forward-looking information. The words "expect," "intend," "believe," "anticipate," "likely," "will" and similar expressions generally identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated in the forward-looking statements. The company is not responsible for updating or revising any forward-looking statements, whether the result of new information, future events or otherwise, except as required by law.

Potential risks and uncertainties which could adversely affect the company's results include, without limitation, the following factors: (a) increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising; (b) a potential increase in competition for the company's Digital Segment businesses; (c) a decline in viewership of major networks and local news programming resulting from increased competition or other factors; (d) a continuance of the generally soft economic conditions in the U.S. and the U.K. or a further economic downturn leading to a continuing or accelerated decrease in circulation or local, national or classified advertising; (e) a further decline in general print readership and/or advertiser patterns as a result of competitive alternative media or other factors; (f) an increase in newsprint or syndication programming costs over the levels anticipated; (g) labor disputes which may cause revenue declines or increased labor costs; (h) acquisitions of new businesses or dispositions of existing businesses; (i) rapid technological changes and frequent new product introductions prevalent in electronic publishing; (j) an increase in interest rates; (k) a weakening in the British pound to U.S. dollar exchange rate; (l) volatility in financial and credit markets which could affect the value of retirement plan assets and the company's ability to raise funds through debt or equity issuances; (m) changes in the regulatory environment; (n) credit rating downgrades, which could affect the availability and cost of future financing; (o) adverse outcomes in proceedings with governmental authorities or administrative agencies; (p) cyber security breaches and (q) general economic, political and business conditions; (r) an other than temporary decline in operating results and enterprise value that could lead to further non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges. The company continues to monitor the uneven economic recovery in the U.S., as well as new and developing competition and technological change, to evaluate whether any indicators of impairment exist, particularly for those reporting units where fair value is closer to carrying value.

**Executive Summary**

Gannett Co., Inc. is a leading international media and marketing solutions company operating primarily in the United States and the United Kingdom (U.K.). Approximately 90% of 2012 consolidated revenues are from domestic operations and approximately 10% are from foreign operations, primarily in the U.K.

Gannett implements its strategy and manages its operations through three business segments: Publishing, Digital and Broadcasting (television). The Publishing Segment includes the operations of 99 daily publications in the U.S., U.K. and Guam, about 500 non-daily local publications in the United States and Guam and more than 200 such titles in the U.K. Its 82 U.S. daily publications, including USA TODAY, the nation's number one newspaper in print circulation, with an average circulation of approximately 1.7 million, have a combined daily average paid circulation of 4.7 million, which is the nation's largest publishing group in terms of circulation. Together with the 17 daily paid-for publications its Newsquest division operates in the U.K., the total average daily circulation of its 99 domestic and U.K. daily publications was approximately 5.2 million for 2012. Daily newspapers also operate web sites, mobile and tablet products which are tightly integrated with publishing operations. The company's publishing operations also have strategic business relationships with online affiliates including CareerBuilder, Classified Ventures, ShopLocal.com and Topix.

The Publishing Segment also includes commercial printing; newswire; marketing and data services operations.

The company's Digital Segment includes CareerBuilder, PointRoll, ShopLocal and Reviewed.com. CareerBuilder is the global leader in human capital solutions, helping companies to target, attract and retain talent. Its online job site, CareerBuilder.com, is the largest in North America with the highest traffic and revenue. CareerBuilder is also rapidly expanding its international operations.

Through its Broadcasting Segment, the company owns and operates 23 television stations with affiliated digital platforms sites covering 18.1% of the U.S. population in markets with a total of nearly 21 million households. This segment also includes Captivate Network, a national news and entertainment network that delivers programming and full-motion video advertising on video screens located in elevators of office towers and select hotel lobbies across North America.

***Fiscal year:*** The company's fiscal year ends on the last Sunday of the calendar year. The company's 2012 fiscal year ended on Dec. 30, 2012, and encompassed a 53-week period. The company's 2011 and 2010 fiscal years encompassed 52-week periods.

***Discontinued operations:*** Unless stated otherwise, as discussed in the section titled "Discontinued operations," all of the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations relates to continuing operations. Therefore, the results of The Honolulu Advertiser and its related assets, which were sold in May 2010, and a small directory publishing operations sold in June 2010, are excluded for all periods covered by this report. These transactions are discussed in more detail on page 38 in the discontinued operations section of this report.

***Operating results summary:*** Operating revenues were $5.4 billion in 2012, an increase of 2% from $5.2 billion in 2011. This represents the first year-over-year increase in company-wide revenue since 2006.

Publishing revenues were $3.7 billion for 2012 or 3% below 2011 levels, reflecting lower advertising demand partially offset by a 5% increase in circulation revenue due to the roll out of the all-access content subscription model throughout 2012. Circulation revenue grew significantly during the year as the content subscription model was rolled out in waves to 78 domestic markets throughout the year.

Digital Segment revenues totaled $719 million for 2012, an increase of 5%, reflecting solid revenue growth at CareerBuilder as it gained strength and market share domestically and as it expanded its reach domestically and internationally through key acquisitions.

Broadcast revenues and operating results for 2012 were the best results ever for the Broadcast Segment. Revenues for 2012 were $906 million or 25% higher than 2011 levels, reflecting record political and Summer Olympic revenue achieved in 2012. Political revenues totaled $150 million in 2012 while the Summer Olympics generated $37 million in revenue, of which $4 million was political that aired during the Olympics and is included in both the political and Olympic categories. Significantly higher retransmission and digital television revenues also contributed to the increase. Just as importantly, the Broadcasting Segment increased its market share in 2012, reflecting the value of its content and format, while retaining its loyal base.

Digital revenues company-wide, including the Digital Segment and all digital revenues generated by other business segments, were approximately $1.3 billion in 2012, over 24% of total operating revenues and an increase of 19% compared to 2011. The increase was driven primarily by the impact of the all-access content subscription model as well as higher revenue associated with digital advertising and marketing solutions across all segments.

Total operating costs increased by 3% to $4.6 billion for 2012, due to an increase in Broadcasting and Digital Segment expenses related to higher revenues, increased facility consolidation and asset impairment charges, the extra week in 2012 and strategic initiative investments made throughout the year. These increases were partially offset by continued cost reduction and cost efficiency efforts company-wide.

Newsprint expense for publishing was 6% lower than in 2011 due to a decline in consumption.

The company reported operating income for 2012 of $790 million compared to $831 million in 2011, a 5% decrease.

The company's net equity income in unconsolidated investees for 2012 was $22 million, an increase of $14 million over 2011. This increase reflects better results at Classified Ventures as well as reduced impairment charges in 2012.

Interest expense was $150 million in 2012, a decrease of $23 million compared to 2011, reflecting significantly lower average debt balances partially offset by higher average interest rates. From its strong operating cash flow and its disciplined liquidity management, the company reduced its long-term debt by $328 million or 19% in 2012, by $920 million or 39% over the last two years and by $2.7 billion or 65% over the last five years.

The company reported income from continuing operations attributable to Gannett Co., Inc. of $424 million or $1.79 per diluted share for 2012 compared to $459 million or $1.89 per diluted share for 2011.

Net income attributable to noncontrolling interests was $51 million in 2012, an increase of 23% or $9 million over 2011, reflecting significantly improved operating results at CareerBuilder.

In early 2012, the company increased its annual dividend by 150 percent to $0.80 per share and announced plans to accelerate its stock buyback program. During 2012, the company paid out $159 million in dividends and repurchased over 10 million shares at a cost of $154 million.

***Outlook for 2013:*** For 2013, the company expects digital revenue growth will be partially offset by a decline in broadcasting revenue. Publishing revenue is expected to stabilize in 2013, driven primarily by the staggered roll out in 2012 of the all-access content subscription model and revenue growth from digital marketing services. Digital Segment revenue is expected to continue growing primarily due to an increase at CareerBuilder. Broadcasting revenue comparisons for 2013 will be challenging against the strong 2012 Summer Olympics and politically related advertising totaling $183 million, as well as the move of the Super Bowl from the company's 12 NBC affiliates in 2012 to its six CBS affiliates in 2013. Partially offsetting the absence of these revenues, the company expects growth in core advertising revenue, retransmission revenue and digital revenue from the company's television stations.

Total operating expenses are expected to decrease slightly as asset impairment charges incurred in 2012 are not expected to repeat. Newsprint expense is also expected to be lower as consumption will continue to decrease. Newsprint prices are also expected to be lower in the U.K. These decreases will be partially offset by increased spending on initiatives such as mobile and tablet relaunches, digital marketing services and travel partner programs.

**Basis of reporting**

Following is a discussion of the key factors that have affected the company's accounting for or reporting on the business over the last three fiscal years. This commentary should be read in conjunction with the company's financial statements, selected financial data and the remainder of this Form 10-K.

***Critical accounting policies and the use of estimates:*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could significantly differ from those estimates. The company believes that the following discussion addresses the company's most critical accounting policies, which are those that are important to the presentation of the company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

***Goodwill:*** As of Dec. 30, 2012, goodwill represented approximately 45% of the company's total assets. Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. Goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

During the quarter ended Dec. 30, 2012, the company voluntarily changed the date of its annual goodwill and indefinite-lived intangible assets impairment testing from the last day of the fourth quarter to the first day of the fourth quarter. This change is preferable as it provides the company with additional time to complete its annual goodwill and indefinite-lived intangible asset impairment testing in advance of its year-end reporting and results in better alignment with the company's strategic planning and forecasting process. In accordance with U.S. generally accepted accounting principles, the company will continue to perform interim impairment testing should circumstances requiring it arise. The company believes that this accounting change is appropriate and does not result in the delay, acceleration or avoidance of an impairment charge. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

Under recent guidance, prior to performing the annual two-step goodwill impairment test, the company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation. Determining the fair value of the reporting units is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include changes in revenue and operating margins used to project future cash flows, discount rates, valuation multiples of entities engaged in the same or similar lines of business and future economic and market conditions. The fair value of the company's reporting units is also impacted by the company's overall market capitalization. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

The company used both the qualitative and quantitative assessments for its goodwill impairment testing during 2012.

In 2012, the company recognized impairment charges in its Digital Segment totaling $90 million to bring recorded goodwill equal to implied fair value based on future projections for each reporting unit. The impairment charges coincide with the reduction in advertising from a large customer during the fourth quarter of 2012 as well as a change in strategy and updated financial projections reflective of these events.

The company has 5 major reporting units (defined as reporting units with goodwill in excess of $50 million) which accounted for 95% of its goodwill balance at Dec. 30, 2012. The following table shows the aggregate goodwill for these units summarized at the segment level:

*In millions of dollars*

| Segment | | Goodwill Balance |
|---|---|---|
| Publishing | $ | 543 |
| Broadcast | $ | 1,619 |
| Digital | $ | 543 |

In the case of the Publishing Segment there are three major reporting units that comprise the goodwill balance shown above. The aggregate estimated fair value of these reporting units exceeded the carrying value at the most recent test. In order for these reporting units to fail step one of the goodwill impairment test, the estimated value of the reporting units would have to decline by over 35% for U.S. Community Publishing (including Gannett Publishing Services), Newsquest and the USA TODAY group (which includes USA TODAY brand properties and USA WEEKEND).

For the Broadcast Segment, which is considered a single reporting unit, estimated fair value exceeded carrying value. In order for the Broadcast reporting unit to fail step one of the goodwill impairment test, its estimated fair value would have to decline by over 40%.

The Digital Segment balance represents CareerBuilder, where the company performed a qualitative assessment and concluded that it was more likely than not that the fair value was greater than the carrying value.

Fair value of the reporting units depends on several factors, including the future strength of the economy in the company's principal publishing, digital and broadcast markets. Generally soft and uneven recoveries in the U.S. and U.K. markets have had an adverse effect on most of the company's reporting units in recent years. New and developing competition as well as technological change could also adversely affect fair value estimates in the near term for certain of the company's reporting units, particularly those in the Digital Segment (exclusive of CareerBuilder). Any one or a combination of these factors could lead to declines in reporting unit fair values and result in goodwill impairment charges.

***Indefinite Lived Intangibles:*** This asset grouping consists of mastheads and trade names for publishing and digital businesses and FCC licenses for television stations.

Local mastheads (publishing periodical titles and web site domain names) and other trade names are not subject to amortization and as a result they are tested for impairment annually (first day of the fourth quarter), or more frequently if events or changes in circumstances suggest that the asset might be impaired. The impairment test consists of a comparison of the fair value of each masthead/domain name or trade name with its carrying amount. The company uses a "relief from royalty" approach which utilizes a discounted cash flow model to determine the fair value of each masthead/domain name or trade name. Management's judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied to each underlying business in determining the fair value of each intangible asset. No impairments in this asset category are indicated at this time. For certain mastheads and other trade names, a deterioration in operating results at the underlying business units could lead to future impairment charges.

Television FCC licenses for the Atlanta and Denver markets are not subject to amortization and are tested for impairment annually (first day of fourth quarter), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the license with its carrying amount. Fair value is estimated using an income approach referred to as the "Greenfield Approach." This method requires multiple assumptions relating to the future prospects of each individual television station including, but not limited to: (i) expected long-term market growth characteristics, (ii) station revenue shares within a market, (iii) future expected operating expenses, (iv) costs of capital and (v) appropriate discount rates. This analysis confirmed the carrying value exceeded the fair value and as such, no impairment of these licenses was required. In addition, the company does not believe that either of these FCC licenses is at risk of requiring an impairment charge for the foreseeable future.

***Other Long-Lived Assets (Property, Plant and Equipment and Amortizable Intangible Assets):*** Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances or changes to the company's business model or capital strategy, could result in actual useful lives differing from company estimates. In cases where the company determines that the useful life of buildings and equipment should be shortened, the company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Accelerated depreciation was recorded in the years 2010-2012 for certain property, plant and equipment, reflecting specific decisions to consolidate production and other business services, primarily affecting the Publishing Segment.

The company reviews its property, plant and equipment assets for potential impairment at the asset group level (generally at the local business level) by comparing the carrying value of such assets with the expected undiscounted cash flows to be generated by those asset groups/local business units. Due to expected continued cash flow in excess of carrying value from its businesses, no property, plant or equipment assets were considered impaired.

The company's amortizable intangible assets consist mainly of customer relationships. These asset values are amortized systematically over their estimated useful lives. An impairment test of these assets would be triggered if the undiscounted cash flows from the related asset group (business unit) were to be less than the asset carrying value. No such triggering events relative to those assets have occurred.

For certain of these amortizable intangible assets, a significant deterioration in operating results at the underlying business unit could lead to future impairment charges.

***Pension and Other Postretirement Benefits:*** The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For other postretirement benefit (OPEB) plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining OPEB obligations and expense are the discount rate and the assumed health care cost-trend rates.

The company and its subsidiaries have various retirement plans, including plans established under collective bargaining agreements. The company's principal retirement plan is the Gannett Retirement Plan (GRP). The GRP accounted for 73% of company pension plan assets and 69% of company pension obligations at Dec. 30, 2012. Substantially all GRP participants' benefits were frozen effective Aug. 1, 2008. At the end of 2012, the plan's projected benefit obligation was $2.46 billion and its plan assets were valued at $1.87 billion. The company's funding target attainment percentage, as defined by the IRS and based on the 2012 annual update, is 95%. The projected benefit obligation was negatively impacted by generally lower discount rates. This impact was offset by better than expected investment returns on plan assets.

To estimate the long-term rate of return on pension assets, the company uses a process that incorporates actual historical asset-class returns and an assessment of expected future performance. The company used an assumption of 8.25% for its expected return on GRP assets for 2012. Changes in the expected long-term return on plan assets would increase or decrease pension plan expense. As an indication of the sensitivity of pension expense to the long-term rate of return assumption, a 50 basis point decrease in the expected rate of return on GRP assets would have increased estimated pension plan expense for 2012 by approximately $8.8 million. Actual rates of return on plan assets may vary significantly from estimates due to changes in financial markets.

U.S. accounting rules specify that discount rates reflect rates at which pension benefits could be effectively settled using high quality fixed income investments with maturities similar to the benefit payments. The company developed the discount rate for the GRP by matching the projected payments underlying the pension benefit obligation to a modeled yield curve consisting of high-quality Aa-graded non-callable bonds. A decrease in the discount rate for the GRP would increase the pension obligations, thus changing the funded status recorded on the company's Consolidated Balance Sheet. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 50 basis point reduction in the discount rate applied to the GRP at the end of 2012 would have increased plan obligations by approximately $115 million. A 50 basis point change in the discount rate used to calculate 2012 expense for the plan would have changed total pension plan expense for 2012 by approximately $0.8 million.

The company's principal pension plan in the U.K., the Newsquest Pension Scheme, has also been frozen to future accruals. At Dec. 30, 2012, this plan had a projected benefit obligation of $798 million, assets of $606 million and was therefore 76% funded. This plan would be subject to the same accounting impacts as the GRP, although by lesser amounts, based upon changes in discount rate and investment return assumptions.

The company developed its discount rate for its OPEB plans using the same methodology as that described for the GRP. As an indication of discount rate sensitivity to the determination of estimated OPEB expense in 2012, a 50 basis point change in the discount rate for the company's OPEB plans would change estimated OPEB expense by approximately $0.6 million and would have changed OPEB liabilities at the end of 2012 by approximately $7.7 million. The assumed health care cost-trend rate also affects OPEB liabilities and expense. A 100 basis point increase in the health care cost trend rate would result in an increase of approximately $7.0 million in the Dec. 30, 2012 postretirement benefit obligation and a $0.3 million increase in the aggregate service and interest cost components of 2012 expense.

***Income Taxes:*** The company's annual tax rate is based on its income, statutory tax regulations and rates, and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in determining the company's annual tax expense and in evaluating its tax positions.

Tax law requires items to be included in the company's tax returns at different times than when the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses recorded for accounting purposes that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts the company believes are more likely than not to be recovered. In evaluating the amount of any such valuation allowance, the company considers the reversal of existing temporary differences, the existence of taxable income in prior carry back years, available tax planning strategies and estimates of future taxable income for each of its taxable jurisdictions. The latter two factors involve the exercise of significant judgment. As of Dec. 30, 2012, deferred tax asset valuation allowances totaled $76 million, primarily related to foreign tax credits, foreign losses and state net operating losses available for carry forward to future years. Although realization is not assured, the company believes it is more likely than not that all other deferred tax assets for which no valuation allowances have been established will be realized. Projected future taxable income is the principal basis upon which this assumption is made.

The company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in the financial statements. A tax position is measured as the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority (that has full knowledge of all relevant information). The company may be required to change its provision for income taxes when the ultimate deductibility of certain items is challenged or agreed to by taxing authorities, when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The effect of a one percentage point change in the effective tax rate for 2012 would have resulted in a change of $6 million in the provision for income taxes and net income attributable to Gannett Co., Inc.

## RESULTS OF OPERATIONS

### Consolidated summary – continuing operations

A consolidated summary of the company's results is presented below.

*In millions of dollars, except per share amounts*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Operating revenues | $ 5,353 | 2% | $ 5,240 | (4%) | $ 5,439 |
| Operating expenses | $ 4,563 | 3% | $ 4,409 | (1%) | $ 4,439 |
| Operating income | $ 790 | (5%) | $ 831 | (17%) | $ 1,000 |
| Non-operating expense, net | $ 119 | (33%) | $ 178 | 16% | $ 154 |
| Income from continuing operations | | | | | |
| Per share – basic | $ 1.83 | (5%) | $ 1.92 | (19%) | $ 2.38 |
| Per share – diluted | $ 1.79 | (5%) | $ 1.89 | (20%) | $ 2.35 |

A discussion of operating results of the company's Publishing, Digital and Broadcasting Segments, along with other factors affecting net income attributable to Gannett, is as follows:

### Publishing Segment

In addition to its domestic local publications and affiliated digital platforms, the company's publishing operations include Gannett Publishing Services, USA TODAY group (which includes USA TODAY brand properties and USA WEEKEND), Newsquest, which produces daily and non-daily publications in the U.K., Clipper Magazine, Gannett Healthcare Group, Gannett Government Media and other advertising and marketing services businesses. The Publishing Segment in 2012 contributed 70% of the company's revenues.

Publishing operating results were as follows:

*Publishing operating results, in millions of dollars*

| | 2012[a] | Change | 2011[a] | Change | 2010 |
|---|---|---|---|---|---|
| Revenues | $ 3,728 | (3%) | $ 3,831 | (5%) | $ 4,051 |
| Expenses | 3,360 | —% | 3,354 | (1%) | 3,403 |
| Operating income | $ 369 | (23%) | $ 478 | (26%) | $ 648 |

*(a) Numbers do not sum due to rounding*

***Foreign currency translation impacts:*** The average exchange rate used to translate U.K. publishing results was 1.58 for 2012, 1.60 for 2011 and 1.55 for 2010. Translation fluctuations impact U.K. publishing revenue, expense and operating income results.

***Publishing operating revenues:*** Publishing operating revenues are derived principally from advertising and circulation sales, which accounted for 63% and 30%, respectively, of total publishing revenues in 2012. Ad revenues include those derived from advertising placed with print products as well as publishing related Internet web sites, mobile and tablet applications. These include revenue in the classified, retail and national ad categories. Other publishing revenues are mainly from commercial printing.

The table below presents the principal components of publishing revenues for the last three years.

*Publishing operating revenues, in millions of dollars*

| | 2012 | Change | 2011 | Change | 2010[a] |
|---|---|---|---|---|---|
| Advertising | $ 2,356 | (6%) | $ 2,511 | (7%) | $ 2,711 |
| Circulation | 1,117 | 5% | 1,064 | (2%) | 1,087 |
| Commercial printing and other | 255 | —% | 256 | 1% | 254 |
| Total | $ 3,728 | (3%) | $ 3,831 | (5%) | $ 4,051 |

*(a) Numbers do not sum due to rounding*

The table below presents the principal components of publishing advertising revenues for the last three years. These amounts include ad revenue from printed publications as well as online ad revenue from web sites, mobile and tablets affiliated with the publications.

*Advertising revenues, in millions of dollars*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Retail | $ 1,230 | (6%) | $ 1,303 | (6%) | $ 1,384 |
| National | 396 | (11%) | 446 | (11%) | 501 |
| Classified | 730 | (4%) | 762 | (8%) | 826 |
| Total ad revenue | $ 2,356 | (6%) | $ 2,511 | (7%) | $ 2,711 |

***Publishing revenue comparisons 2012-2011:***

**Advertising Revenue:** Advertising revenues for 2012 declined $155 million or 6%, reflecting the impact of the soft economy on advertising demand. Quarterly advertising comparisons improved sequentially throughout 2012, with the fourth quarter being the best comparison quarter of the year (even after removing the extra week impact), reflecting strengthening sectors such as automotive.

The table below presents the percentage change in 2012 compared to 2011 for each of the major ad revenue categories, by quarter.

*Advertising Revenue Comparisons by Quarter*

| | Q1 | Q2 | Q3 | Q4 |
|---|---|---|---|---|
| Retail | (8%) | (7%) | (7%) | (1%) |
| National | (14%) | (17%) | (8%) | (7%) |
| Classified | (6%) | (5%) | (5%) | 1% |
| Total advertising | (8%) | (8%) | (7%) | (2%) |

Ad revenues were lower in both the U.S. and the U.K during 2012. In the U.K., in local currency, ad revenues comparisons were comparable to that of the U.S. Due to a slightly lower average exchange rate for 2012, in U.S. dollars, Newsquest ad revenues were down 7% compared with a 6% decline for U.S. publishing.

The table below presents the percentage change for the retail, national, and classified categories for 2012 compared to 2011.

*Advertising Revenue Year Over Year Comparisons*

| | U.S. Publishing | Newsquest (in pounds) | Total Publishing (constant currency) |
|---|---|---|---|
| Retail | (6%) | (4%) | (5%) |
| National | (12%) | (5%) | (11%) |
| Classified | (3%) | (7%) | (4%) |
| Total | (6%) | (6%) | (6%) |

Retail ad revenues were down $73 million or 6% in 2012. In the U.S., revenues were down in most principal categories, with the more significant declines occurring in the financial and telecommunication categories, partially offset by an increase in retail online advertising. Retail ad revenues were down 4% in the U.K. on a constant currency basis.

National ad revenues were down $51 million or 11% in 2012, primarily due to lower ad sales for USA TODAY and its associated businesses, as well as for U.S. Community Publishing.

The table below presents the percentage change in classified categories for 2012 compared to 2011.

*Classified Revenue Year Over Year Comparisons*

| | U.S. Publishing | Newsquest (in pounds) | Total Publishing (constant currency) |
|---|---|---|---|
| Automotive | 2% | (13%) | —% |
| Employment | (3%) | (4%) | (3%) |
| Real Estate | (11%) | (9%) | (10%) |
| Legal | (1%) | —% | (1%) |
| Other | (6%) | (5%) | (6%) |
| Total | (3%) | (7%) | (4%) |

Classified ad revenues declined $32 million or 4% in 2012 with a decline of 3% in the U.S. and 8% in the U.K. Domestically, automotive advertising was up 2% for the year while employment declined 3%. Real estate continued to reflect the housing issues nationwide and was down 11% for the year. Classified advertising results in the U.K. lagged results in the U.S. as automotive, employment and real estate declined in local currency 13%, 4% and 9%, respectively.

Digital advertising revenues in the Publishing Segment were up for the year in the U.S. as well as at Newsquest in the U.K. Revenues benefited from the company's continued focus on digital marketing services. U.S. Community Publishing digital advertising revenues were up 6%, reflecting increases in the automotive and retail categories. Digital ad revenues at USA TODAY and its associated brands were up by 38%, while digital ad revenues at Newsquest increased 10% in local currency.

**Publishing advertising revenues in millions.**

| | |
|---|---|
| 10 | $2711 |
| 11 | $2511 |
| 12 | $2356 |

**Circulation Revenue:** Publishing circulation revenues increased by $53 million or 5% over 2011, reflecting the first company-wide circulation revenue increase since 2006. Circulation revenues were up as a result of the implementation of the all-access content subscription model throughout 2012 and the favorable impact of the extra week in 2012. Late in the fourth quarter of 2012, the company completed the final phase of the all-access roll out across 78 U.S. community publishing markets. Company-wide circulation revenue ramped up throughout the year and was up 17% in the fourth quarter (up almost 10% excluding the extra week in the fourth quarter of 2012). Circulation revenues increased 8% in 2012 at the company's local domestic publishing units. Circulation revenue in the U.K. was flat compared to last year in local currency.

Revenue comparisons reflect generally lower circulation volumes more than offset by price increases. Daily average print and digital, replica and non-replica circulation, excluding USA TODAY, declined 8%, while Sunday net paid circulation declined 3%.

Circulation revenues were lower at USA TODAY, reflecting lower average daily circulation volume. USA TODAY's average daily circulation for 2012 declined 2% to 1.7 million copies.

For local publishing operations in the U.S. and U.K., morning circulation accounted for approximately 95% of total daily volume, while evening circulation accounted for 5%.

**Publishing circulation revenues in millions.**

| | |
|---|---|
| 10 | $1087 |
| 11 | $1064 |
| 12 | $1117 |

Local publishing circulation volume is summarized in the table below. In 2012, the company reclassified certain circulation volume from evening to morning distribution due a change in delivery time. All prior period amounts have been reclassified to conform to the new classifications. In addition, verified circulation copies have been added for all periods.

*Total average circulation volume, print and digital, replica and non-replica in thousands*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Local Publications | | | | | |
| Morning | 3,240 | (8%) | 3,512 | (6%) | 3,722 |
| Evening | 177 | (8%) | 193 | (7%) | 207 |
| Total daily | 3,417 | (8%) | 3,705 | (6%) | 3,929 |
| Sunday | 5,003 | (3%) | 5,150 | —% | 5,171 |

**Other Revenue:** Commercial printing and other publishing revenues were flat in 2012 and totaled $255 million. A decrease in commercial print revenues was mostly offset by the impact of the extra week in 2012. Commercial printing revenues in the U.S. and U.K. combined, accounted for approximately 58% of total other revenues.

***Outlook for 2013:*** The company expects publishing revenue to stabilize in 2013 driven primarily by the staggered roll out in 2012 of the all-access content subscription model and revenue growth from digital marketing services.

***Publishing revenue comparisons 2011-2010:***

**Advertising Revenue:** Advertising revenues for 2011 declined $199 million or 7% reflecting the impact of the soft economy on advertising demand.

Ad revenues were lower in both the U.S. and the U.K. In the U.K., in local currency, ad revenues were down more than in the U.S. Because U.K. ad revenue benefited from a higher average exchange rate for 2011, in U.S. dollars, Newsquest ad revenues were down 6% compared with an 8% decline for U.S. publishing.

Retail ad revenues were down $82 million or 6% in 2011. In the U.S., revenues were down in most principal categories, with the more significant declines occurring in the department store, telecommunications and home improvement categories, partially offset by an increase in retail online advertising. Retail ad revenues were down 6% in the U.K. on a constant currency basis.

National ad revenues were down $54 million or 11% in 2011, primarily due to lower ad sales for USA TODAY and its associated businesses, as well as for U.S. Community Publishing.

Classified ad revenues decreased $64 million or 8% in 2011 with a decline of 7% in the U.S. and 9% in the U.K. Domestically, employment advertising was up 2% for the year while automotive declined 2%. Real estate reflected the housing issues across the country and was down 18% for the year. Classified advertising in the U.K. was worse than in the U.S. as automotive, employment and real estate declined in local currency 13%, 20% and 9%, respectively.

Digital revenues in the Publishing Segment were up for 2011 in the U.S. as well as at Newsquest in the U.K. U.S. Community Publishing digital revenues were up 9%, reflecting strong increases in the automotive, employment and retail categories. Digital revenues at USA TODAY and its associated brands were up by a low double digit percentage for the year, while digital revenues at Newsquest increased 5% in local currency.

**Circulation Revenue:** Publishing circulation revenues declined $23 million in 2011 or 2% over 2010. Circulation revenues were lower in the U.S., and in the U.K., in local currency. Revenue comparisons reflect generally lower circulation volumes partially offset by price increases. Daily average paid and verified circulation, excluding USA TODAY, declined 6%, while Sunday average paid and verified circulation declined slightly.

Circulation revenues were lower at USA TODAY, reflecting lower average daily circulation volume. USA TODAY's average daily circulation for 2011 declined 2%.

For local publishing operations in the U.S. and U.K., morning circulation accounted for approximately 95% of total daily volume, while evening circulation accounted for 5%.

**Other Revenue:** Commercial printing and other publishing revenues increased 1% to $256 million in 2011 due primarily to an increase in commercial printing revenues in the U.K. Commercial printing revenues in the U.S. and U.K. accounted for approximately 58% of total other revenues.

***Publishing expense comparisons 2012-2011:*** Publishing operating costs increased slightly to $3.4 billion in 2012 as continued cost control and efficiency efforts were offset by strategic initiative spending of $68 million, higher pension expense and the impact of the extra week in 2012. A majority of the strategic spending in 2012 was in conjunction with the roll out of the all-access content subscription model, digital relaunches and the investments made in the company's digital marketing services business.

Publishing payroll costs were relatively unchanged compared to 2011 reflecting the impact of headcount reductions across certain divisions offset by the additional week in 2012.

Newsprint expense was down 6% in 2012 due to a decline in consumption.

***Publishing expense comparisons 2011-2010:*** Publishing operating costs decreased 1% to $3.4 billion in 2011, primarily due to the impact of continued cost control and efficiency efforts, partially offset by an increase in workforce restructuring charges of $64 million. These charges include costs of $35 million associated with the transition of printing and publishing services from the company's Cincinnati production facility to a non-Gannett publishing facility in Columbus, OH.

Publishing payroll costs were down 6%, reflecting the impact of headcount reductions across the segment.

Newsprint expense was up 3%, reflecting lower consumption, down 9%, offset by a 13% increase in usage prices.

***Outlook for 2013:*** The company expects 2013 expenses to be impacted by continued cost control and efficiency efforts across the segment, offset by increased strategic initiative investment in mobile and tablet relaunches, digital marketing services and travel partner programs as well as ongoing sales support, service and training associated with previously launched initiatives. Newsprint expense will be lower due primarily to a decrease in consumption.

***Publishing operating results 2012-2011:*** Publishing operating income decreased to $369 million in 2012 from $478 million in 2011. The principal factors affecting reported operating results comparisons for the full year were the following:

- Lower operating results in the U.S. and U.K. as ad revenue categories were affected by the impact of the soft economy on advertising demand, partially offset by an increase in circulation revenue at the company's U.S. Community Publishing operations;
- Strategic initiative spending in 2012 of $68 million primarily related to the roll out of the all-access content subscription model, digital relaunches and investments made to the company's digital marketing service business;
- Special charges for facility consolidation and asset impairment as well as workforce restructuring totaled $74 million in 2012 and $100 million in 2011;
- Positive impact of a significant increase in digital revenue;
- Positive impact of the extra week in 2012;
- Higher pension expenses in 2012; and
- A decrease in newsprint expense, primarily due to a decline in usage.

***Publishing operating results 2011-2010:*** Publishing operating income decreased to $478 million in 2011 from $648 million in 2010. The principal factors affecting reported operating results comparisons for the full year were the following:

- Lower operating results at most U.S. and U.K. properties as ad revenue categories were affected by the impact of the soft economy on advertising demand;
- An increase in newsprint expense as a significant decline in usage was not sufficient to offset an increase in usage prices;
- Higher charges in 2011 from workforce restructuring efforts and consolidations;
- Positive impact of a significant increase in digital revenue; and
- Positive impact of currency translation at a higher rate in 2011.

### Digital Segment

The Digital business segment includes CareerBuilder, PointRoll, ShopLocal and Reviewed.com.

Digital revenues, expenses and operating income were as follows:

*In millions of dollars*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Revenues | $ 719 | 5% | $ 686 | 11% | $ 618 |
| Expenses | 677 | 21% | 561 | 5% | 535 |
| Operating income | $ 42 | (67%) | $ 125 | 50% | $ 83 |

Digital revenues increased $32 million or 5% over 2011, primarily reflecting a strong increase in revenues at CareerBuilder.

Digital expenses in 2012 increased 21% to $677 million, primarily due to $90 million of impairment charges recognized in 2012 as well as an increase in expenses at CareerBuilder associated with its revenue growth.

As a result of these factors, Digital Segment operating income decreased 67% to $42 million in 2012.

CareerBuilder operations are predominately based in North America, although expansion efforts continue in parts of Europe, Asia and South America. CareerBuilder is the nation's largest online recruitment and career advancement source for employers, employees, recruiters and job seekers. Its North American network revenue is driven mainly from its own sales force but it also derives revenues from its owner affiliated businesses, including the company's local media organizations, which sell various CareerBuilder employment products including upsells of print employment ads. North American network revenue increased 5%, compared to last year, with substantially all the increase attributable to revenues CareerBuilder derived from its own sales efforts. Revenues derived from its owner-affiliated newspapers were down 1% in 2012, while revenues from its own sales efforts were up 6% in 2012. Since CareerBuilder is consolidated, for Gannett's financial reporting purposes, CareerBuilder revenues exclude amounts recorded at Gannett-owned local media organizations.

***Digital results 2011-2010:*** Digital revenues increased $68 million or 11% over 2010, reflecting primarily a significant increase in revenues at CareerBuilder.

Digital expenses in 2011 increased 5% to $561 million, primarily due to an increase in expenses at CareerBuilder associated with its revenue growth. Expenses were also higher at PointRoll as investments in new products and services are being made there. As an offset to these factors, an intangible impairment charge of $13 million was reflected in digital results for 2010 which did not recur in 2011.

As a result of all these factors, Digital Segment operating income increased 50% to $125 million in 2011.

***Outlook for 2013:*** The company expects Digital Segment revenues and profits to grow in 2013, led by continued gains at CareerBuilder.

### Broadcasting Segment

The company's broadcasting operations at the end of 2012 included 23 television stations and affiliated digital platforms in markets with nearly 21 million households reaching 18.1% of the U.S. population. The Broadcasting Division also includes Captivate Network.

Broadcasting revenues accounted for approximately 17% of the company's reported operating revenues in 2012. Broadcasting revenues accounted for approximately 14% of the company's reported operating revenues in both 2011 and 2010.

Over the last three years, broadcasting revenues, expenses and operating income were as follows:

*In millions of dollars*

| | 2012 | Change | 2011 | Change | 2010[(a)] |
|---|---|---|---|---|---|
| Revenues | $ 906 | 25% | $ 722 | (6%) | $ 770 |
| Expenses | 462 | 10% | 420 | (5%) | 440 |
| Operating income | $ 444 | 47% | $ 302 | (8%) | $ 329 |

*(a) Numbers do not sum due to rounding*

Broadcasting revenues and operating results for 2012 were the best results ever for the Broadcast Segment. Revenues for 2012 were $906 million or 25% higher than 2011 levels, reflecting record political and Summer Olympic revenue achieved in 2012. Political revenues totaled $150 million in 2012 while the Summer Olympics generated $37 million in revenue, of which $4 million was also political. Core ad revenues, while impacted by the displacement effect of record political revenues, were up 5% in 2012, reflecting strong growth in the automotive, banking and medical categories. Retransmission revenues increased 21% in 2012 and digital television revenues increased 11% compared to 2011. Just as importantly, the Broadcasting Segment increased its market share in 2012 reflecting the value of its content and format, while retaining its loyal base.

Broadcast costs increased 10% to $462 million in 2012. The increase reflects higher sales and marketing costs in 2012 associated with the higher revenues.

As a result of all of these factors, Broadcasting Segment operating income increased 47% to a record high of $444 million in 2012.

***Broadcast results 2011-2010:*** Broadcast revenues decreased $47 million or 6% for 2011. Year-over-year revenue comparisons were unfavorably impacted by $107 million in ad revenues associated with the Winter Olympics and political/election-related advertising in 2010. Partially offsetting the decline was a significant improvement in core advertising, led by the automotive, banking and medical categories. Retransmission and digital television revenue were also significantly higher in 2011 from 2010, up 27% and 26%, respectively.

Broadcast costs decreased 5% to $420 million in 2011. The decrease reflects continuing cost control and efficiency efforts, lower sales and programming costs in 2011 and certain facility consolidation and asset impairment charges recognized in 2010 that did not recur in 2011.

Operating income decreased 8% to $302 million in 2011, reflecting significantly lower net political and Olympic advertising revenues, partially offset by higher core revenues, retransmission revenues, and digital television revenues and lower expenses.

**Broadcasting revenues in millions, as reported.**

10 $770
11 $722
12 $906

***Outlook for 2013:*** Revenue comparisons for 2013 will be challenging against the record 2012 Summer Olympics and politically related advertising totaling $183 million, as well as the shift of the Super Bowl from the company's twelve NBC stations to its six CBS stations. Partially offsetting the absence of these revenues, the company expects core advertising and retransmission revenue increases.

**Consolidated operating expenses**

Over the last three years, the company's consolidated operating expenses were as follows:

*Consolidated operating expenses, in millions of dollars*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Cost of sales.......... | $2,944 | (1%) | $2,961 | (1%) | $2,980 |
| Selling, general and admin. expenses....... | 1,303 | 7% | 1,223 | 3% | 1,188 |
| Depreciation ......... | 161 | (3%) | 166 | (9%) | 183 |
| Amortization of intangible assets....... | 33 | 5% | 32 | 1% | 31 |
| Facility consolidation and asset impairment charges.............. | 122 | *** | 27 | (52%) | 57 |
| Total................ | $4,563 | 3% | $4,409 | (1%) | $4,439 |

Total reported operating expense increased 3% to $4.56 billion in 2012, due to an increase in Broadcasting and Digital Segment expenses related to higher revenues, increased facility consolidation and asset impairment charges, higher pension expense, the extra week in 2012 and $74 million of strategic initiative investments made throughout the year. These increases were partially offset by continued cost reduction and cost efficiency efforts company-wide and lower newsprint expense. Payroll increased by 2% in 2012 as a result of recent acquisitions and the impact of the extra week in 2012, partially offset by reduced headcount in certain divisions.

Depreciation expense was 3% lower in 2012, reflecting certain assets reaching the end of their depreciable life.

The non-cash facility consolidation and asset impairment charges for all years are more fully discussed beginning on page 38 and in Notes 3 and 4 to the Consolidated Financial Statements.

Payroll, benefits and newsprint costs (along with certain other production material costs), the largest elements of the company's normal operating expenses, are presented below, expressed as a percentage of total pre-tax operating expenses.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Payroll and employee benefits ............ | 45.9% | 46.8% | 47.4% |
| Newsprint and other production material .... | 11.2% | 12.1% | 12.0% |

***Operating expense comparisons 2011-2010:*** Total reported operating expense decreased 1% to $4.41 billion in 2011. Payroll savings were significant from reduced headcount from consolidations and restructuring efforts. Strong cost controls were in place throughout the company, however expenses increased 5% in the Digital Segment associated with the significant increase in its revenue. Cost savings were also partially offset by an increase in workforce restructuring charges of $62 million as well as a charge of $15 million incurred for the disability-related retirement of the company's former chairman and chief executive officer in 2011.

Depreciation expense was 9% lower in 2011, reflecting reduced depreciation resulting from accelerated depreciation charges recognized in 2010 and early 2011 and certain assets reaching the end of their depreciable life.

The non-cash facility consolidation and asset impairment charges for all years are more fully discussed beginning on page 38 and in Notes 3 and 4 to the Consolidated Financial Statements.

***Outlook for 2013:*** Total operating expenses are expected to decrease slightly as asset impairment charges incurred in 2012 are not expected to repeat. Newsprint expense is also expected to be lower as consumption will continue to decrease. These decreases will be partially offset by increased spending on initiatives such as mobile and tablet relaunches, digital marketing services and travel partner programs.

**Non-operating income and expense**

***Equity earnings:*** This income statement category reflects results from unconsolidated minority interest investments, including the company's equity share of operating results from its publishing partnerships, including the Tucson joint operating agency, the California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership, as well as from investments in certain other digital/new technology businesses.

The company's net equity income in unconsolidated investees for 2012 was $22 million, an increase of $14 million over 2011. This increase reflects better results at Classified Ventures as well as reduced impairment charges recognized in 2012.

The company's net equity income in unconsolidated investees for 2011 was $8 million, a decrease of $11 million over 2010. The decline reflects $16 million in impairment charges recognized in 2011, partially offset by better results at certain digital investments, particularly Classified Ventures.

***Interest expense:*** 2012 interest expense decreased by 13% compared to 2011 due to a significantly lower average debt level of $1.7 billion in 2012, partially offset by higher average interest rates and the extra week in 2012.

Interest expense in 2011 was flat compared to 2010, as lower average debt levels were offset by higher average rates.

The company reduced its long-term debt by $328 million or 19% in 2012. At the end of 2012, the company's senior leverage ratio was 1.41x, well within the financial covenants under its revolving credit agreements.

A further discussion of the company's borrowing and related interest cost is presented in the "Liquidity and capital resources" section of this report beginning on page 42, and in Note 7 to the Consolidated Financial Statements.

***Other non-operating items:*** The company reported a net gain of $9 million for other non-operating items in 2012. The majority relates to a gain on a distribution from a cost method investment and interest income earned during 2012.

Other non-operating items totaled a net loss of $13 million in 2011 as the company recorded $15 million of non-cash charges for the write-down of certain minority investments. These charges were partially offset by a gain recognized as a result of the prepayment of a secured promissory note. The company had received the promissory note in connection with the disposition of certain publishing operations in 2010.

The company reported a net gain of $100,000 in 2010 as gains on its investments were offset by currency related losses.

***Outlook for 2013:*** The company expects its net interest expense to be down for the year, reflecting lower average debt balances.

**Provision for income taxes on income from continuing operations**

The company reported pre-tax income attributable to Gannett of $620 million for 2012. The provision for income taxes reflects an impairment of non-deductible goodwill, certain state audit settlements and a special net tax benefit from the release of certain tax reserves due to a federal audit settlement in 2012. The effective tax rate on pre-tax income is 31.5%.

The company reported pre-tax income attributable to Gannett of $612 million for 2011. The provision for income taxes reflects a special net tax benefit from the release of certain tax reserves due to audit settlements and a permanent stock basis deduction associated with the disposal of certain business assets in 2011. An impairment charge for these assets had been recorded in previous years, however no related tax benefit had been recognized as the formal disposal of the assets did not occur until 2011. The effective tax rate on pre-tax income was 25.0%.

The lower effective tax rate for 2011 compared to 2012 is due to the stock basis deduction associated with previous impairment charges and the release of foreign tax reserves upon audit settlements recognized in 2011 as well as a non-deductible goodwill impairment charge incurred in 2012.

The company reported pre-tax income attributable to Gannett of $811 million for 2010. The provision for income taxes reflects a special net tax benefit primarily from the release of certain state tax reserves due to the lapse of statutes of limitations. The effective tax rate on pre-tax income was 30.1%.

The lower effective tax rate for 2011 compared to 2010 is due to the stock basis deduction associated with previous impairment charges and the release of foreign tax reserves upon audit settlements recognized in 2011.

Further information concerning income tax matters is contained in Note 10 of the Consolidated Financial Statements.

**Income from continuing operations attributable to Gannett Co., Inc.**

Income from continuing operations attributable to Gannett Co., Inc. and related per share amounts are presented in the table below.

*In millions of dollars, except per share amounts*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Income | $ 424 | (8%) | $ 459 | (19%) | $ 567 |
| Per diluted share | $ 1.79 | (5%) | $ 1.89 | (20%) | $ 2.35 |

Income attributable to Gannett Co., Inc. consists of income from continuing operations reduced by net income attributable to noncontrolling interests, primarily from CareerBuilder. Net income attributable to noncontrolling interests was $51 million, $41 million and $35 million in 2012, 2011 and 2010, respectively.

**Discontinued operations**

Earnings from discontinued operations represent the combined operating results (net of income taxes) of The Honolulu Advertiser and its related assets as well as a small directory publishing operation in Michigan each of which were sold during the second quarter of 2010. The revenues and expenses from each of these properties have, along with associated income taxes, been removed from continuing operations and reclassified into a single line item amount on the Statements of Income titled "Loss from the operation of discontinued operations, net of tax."

In 2010 the company reported earnings per diluted share of $0.08 for the gain on the disposition of these properties.

**Discontinued Operations**

*In thousands, except per share amounts*

| | 2010 |
|---|---|
| Loss from operation of discontinued operations, net of tax | $ (322) |
| Per share – diluted | $ — |
| Gain on disposal of publishing businesses, net of tax | $ 21,195 |
| Per share – diluted | $ 0.08 |

Net income attributable to Gannett Co., Inc., and related per share amounts are presented in the table below, and include income from continuing and discontinued operations.

*In millions of dollars, except per share amounts*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Net income | $ 424 | (8%) | $ 459 | (22%) | $ 588 |
| Per basic share | $ 1.83 | (5%) | $ 1.92 | (22%) | $ 2.47 |
| Per diluted share | $ 1.79 | (5%) | $ 1.89 | (22%) | $ 2.43 |

**Operating results non-GAAP information**

***Presentation of non-GAAP information:*** The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures are not to be considered in isolation from or as a substitute for the related GAAP measures, and should be read only in conjunction with financial information presented on a GAAP basis.

The company discusses in this report non-GAAP financial performance measures that exclude from its reported GAAP results the impact of special items consisting of:

- Workforce restructuring charges;
- Non-cash facility consolidation expenses;
- Non-cash asset impairment charges;
- Incremental charges associated with the company's former chairman and chief executive officer's disability related retirement;
- Pension settlement charges; and
- Certain credits and charges to its income tax provision.

The company believes that such expenses and tax items are not indicative of normal, ongoing operations and their inclusion in results makes for more distorted comparisons between periods and with peer group companies. Workforce restructuring and facility consolidation expenses primarily relate to incremental expenses the company has incurred to consolidate or outsource production processes and centralize other functions. These expenses include payroll and related benefit costs (including certain union pension costs), accelerated depreciation and charges to reduce the carrying value of assets held for sale to fair value less costs to sell. Non-cash asset impairment charges were recorded to reduce the book value of certain intangible assets and investments accounted for under the equity and cost methods to fair value, as the businesses underlying these assets had experienced significant and sustained unfavorable operating results. The pension settlement charges result from the acceleration of expense related to the timing of certain pension payments.

Management uses non-GAAP financial performance measures for purposes of evaluating business unit and consolidated company performance. The company therefore believes that each of the non-GAAP measures presented provides useful information to investors by allowing them to view the company's businesses through the eyes of management and the Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of its businesses. In addition, many of the company's peer group companies present similar non-GAAP measures so the presentation of such measures facilitates industry comparisons.

***Discussion of special charges and credits affecting reported results:*** Facility consolidation plans led the company to recognize charges in 2010-2012 associated with revising the useful lives of certain assets over a shortened period, as well as shutdown costs and charges to reduce the carrying value of assets held for sale to fair value less costs to sell. Additionally, results from performing impairment tests on certain assets including goodwill, other intangible assets, other long-lived assets and investments accounted for under the equity and cost methods, required the recognition of impairment charges in 2010-2012. Total charges for these matters were $129 million ($110 million after-tax or $.47 per share), $58 million ($36 million after-tax or $.15 per share) and $60 million ($43 million after-tax or $.18 per share) in 2012, 2011 and 2010, respectively. These non-cash impairment charges are detailed in Notes 3 and 4 to the Consolidated Financial Statements.

For the years 2012, 2011 and 2010 the company recorded workforce restructuring related costs totaling $41 million ($25 million after-tax or $.10 per share), $74 million ($46 million after-tax or $.19 per share) and $12 million ($7 million after-tax or $.03 per share), respectively. These charges were taken in connection with workforce reductions related to facility consolidation and outsourcing efforts and as part of a general program to fundamentally change the company's cost structure.

During 2012, the company recorded $8 million ($5 million after-tax or $.02 per share) in pension settlement charges and special benefits of $13 million ($.06 per share) related primarily to tax settlements covering multiple years.

During 2011, the company recorded a $15 million ($9 million after-tax or $.04 per share) incremental charge for the disability-related retirement of the company's former chairman and chief executive officer.

In addition, the company recorded net special benefits of $31 million ($.13 per share) during 2011 related to tax audit settlements covering multiple years and a permanent stock basis deduction related to the disposal of certain business assets.

During 2010, the company booked a net tax benefit of $29 million ($.12 per share) primarily attributable to the release of reserves due to the expiration of the statutes of limitations, including the release of certain reserves related to the sale of a business in a prior year. The benefit was partially offset by a $2 million ($.01 per share) tax charge related to health care reform legislation.

**Consolidated results**

The following is a discussion of the company's as adjusted non-GAAP financial results. All as adjusted (non-GAAP basis) measures are labeled as such or "adjusted".

Adjustments to remove special items from GAAP operating expense follow:

*In millions of dollars*

| | 2012[a] | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Operating expense (GAAP basis) | $4,563 | 3% | $4,409 | (1%) | $4,439 |
| *Remove special items:* | | | | | |
| Workforce restructuring | (41) | (45%) | (74) | *** | (12) |
| Facility consolidation and asset impairment charges | (122) | *** | (27) | (52%) | (57) |
| Pension settlement charges | (8) | *** | — | — | — |
| Former Chairman and CEO incremental retirement charges | — | *** | (15) | *** | — |
| As adjusted (non-GAAP basis) | $4,393 | 2% | $4,293 | (2%) | $4,370 |

*(a) Numbers do not sum due to rounding*

Adjusted operating expenses increased 2% in 2012 to $4.4 billion, due to an increase in Broadcasting and Digital Segment expenses related to higher revenues, the extra week in 2012 and strategic initiative investments made throughout the year. These increases were partially offset by continued cost reduction and cost efficiency efforts company-wide.

Adjusted operating expenses declined 2% in 2011 to $4.3 billion, reflecting strong cost controls throughout the company, partially offset by an increase in Digital Segment expenses as a result of increased revenue. Payroll savings were significant from reduced headcount from consolidations and restructuring efforts.

Adjustments to remove special items from GAAP operating income follow:

*In millions of dollars*

| | 2012[a] | Change | 2011 | Change | 2010[a] |
|---|---|---|---|---|---|
| Operating income (GAAP basis) | $ 790 | (5%) | $ 831 | (17%) | $1,000 |
| *Remove special items:* | | | | | |
| Workforce restructuring | 41 | (45%) | 74 | *** | 12 |
| Facility consolidation and asset impairment charges | 122 | *** | 27 | (52%) | 57 |
| Pension settlement charges | 8 | *** | — | — | — |
| Former Chairman and CEO incremental retirement charges | — | *** | 15 | *** | — |
| As adjusted (non-GAAP basis) | $ 960 | 1% | $ 947 | (11%) | $1,068 |

*(a) Numbers do not sum due to rounding*

Adjusted operating income increased 1% in 2012 to $960 million reflecting the first year-over-year increase in company-wide revenue since 2006. Publishing revenues reflected lower advertising demand partially offset by a 5% increase in circulation revenue due to the roll out of the all-access content subscription model throughout 2012. Circulation revenue grew significantly during the year as the content subscription model was rolled out in waves to 78 domestic markets throughout the year. Digital revenues increased, reflecting solid revenue growth at CareerBuilder. Broadcast revenues and operating results were the best results ever for the Broadcast

Segment. Revenues for 2012 were significantly higher than 2011 levels, reflecting record political and Summer Olympic revenue achieved in 2012. Digital revenues company-wide including the Digital Segment and all digital revenues generated by other business segments were approximately $1.3 billion in 2012, over 24% of operating revenues and an increase of 19% compared to 2011.

Adjusted operating income declined 11% in 2011 to $947 million reflecting the impact the soft economy had on publishing advertising revenues. Broadcast revenues were lower as a result of substantially lower political spending and the absence of Winter Olympic revenue achieved in 2010. Digital revenues increased significantly, reflecting stronger revenue growth at CareerBuilder. As adjusted (non-GAAP basis) operating income comparisons were favorably impacted by reduced expenses in the Publishing and Broadcast Segments.

Adjustments to remove special items from GAAP non-operating expense which consist of equity income or loss, interest expense and other non-operating items follow:

*In millions of dollars*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Total non-operating (expense) income (GAAP basis) | $ (119) | (33%) | $ (178) | 16% | $ (154) |
| *Remove special items:* | | | | | |
| Investment charges | 7 | (77%) | 30 | *** | 3 |
| As adjusted (non-GAAP basis) | $ (112) | (24%) | $ (148) | (2%) | $ (151) |

Adjusted non-operating expense declined 24% in 2012 to $112 million reflecting lower interest expense due to significantly lower average debt levels, partially offset by higher average interest rates and the extra week in 2012.

Adjusted non-operating expense declined 2% in 2011 to $148 million reflecting better results at certain digital unconsolidated investees, particularly Classified Ventures. This was partially offset by reduced equity income in the company's publishing partnerships.

A summary of the impact of special items on the company's effective tax rate follows:

*In millions of dollars*

| | 2012 | 2011 | 2010[(a)] |
|---|---|---|---|
| Provision for income taxes as reported (GAAP basis) | $ 195 | $ 153 | $ 244 |
| *Remove special items:* | | | |
| Workforce restructuring | 16 | 28 | 5 |
| Facility consolidation and asset impairment charges | 16 | 10 | 16 |
| Former Chairman and CEO incremental retirement charges | — | 6 | — |
| Pension settlement charges | 3 | — | — |
| Non-operating investment charges | 3 | 12 | 1 |
| Prior year tax reserve adjustments, net | 13 | 20 | 29 |
| Tax benefit of stock basis deduction | — | 11 | — |
| Tax charge for health care legislation | — | — | (2) |
| As adjusted (non-GAAP basis) | $ 246 | $ 240 | $ 292 |
| As adjusted effective tax rate (non-GAAP basis) | 30.9% | 31.6% | 33.1% |

*(a) Numbers do not sum due to rounding*

The adjusted effective tax rate in 2012 was 30.9% compared to 31.6% in 2011. The lower rate for 2012 reflects higher reserve releases due to audit settlements and the lapse of certain statutes of limitations. The 2012 rate also reflects a lower statutory tax rate for U.K. operations.

Adjustments to remove special items from GAAP income from continuing operations attributable to Gannett Co., Inc. and diluted earnings per share from continuing operations follow:

*In millions of dollars, except per share amounts*

| | 2012[(a)] | Change | 2011[(a)] | Change | 2010[(a)] |
|---|---|---|---|---|---|
| Income from continuing operations attributable to Gannett Co., Inc. (GAAP basis) | $ 424 | (8%) | $ 459 | (19%) | $ 567 |
| *Remove special items (net of tax):* | | | | | |
| Workforce restructuring | 25 | (46%) | 46 | *** | 7 |
| Facility consolidation and asset impairment charges | 106 | *** | 18 | (56%) | 41 |
| Former Chairman and CEO incremental retirement charges | — | *** | 9 | *** | — |
| Pension settlement charges | 5 | *** | — | — | — |
| Investment charges | 4 | (76%) | 18 | *** | 2 |
| Prior year tax reserve adjustments, net | (13) | (35%) | (20) | (30%) | (29) |
| Tax benefit of stock basis deduction | — | *** | (11) | *** | — |
| Tax charge for health care legislation | — | *** | — | *** | 2 |
| As adjusted (non-GAAP basis) | $ 551 | 6% | $ 518 | (12%) | $ 591 |
| Diluted earnings per share from continuing operations (GAAP basis) | $ 1.79 | (5%) | $ 1.89 | (20%) | $ 2.35 |
| *Remove special items (net of tax):* | | | | | |
| Workforce restructuring | 0.10 | (47%) | 0.19 | *** | 0.03 |
| Facility consolidation and asset impairment charges | 0.45 | *** | 0.07 | (59%) | 0.17 |
| Former Chairman and CEO incremental retirement charges | — | *** | 0.04 | *** | — |
| Pension settlement charges | 0.02 | *** | — | — | — |
| Investment charges | 0.02 | (75%) | 0.08 | *** | 0.01 |
| Prior year tax reserve adjustments, net | (0.06) | (25%) | (0.08) | (33%) | (0.12) |
| Tax benefit of stock basis deduction | — | *** | (0.04) | *** | — |
| Tax charge for health care legislation | — | — | — | *** | 0.01 |
| As adjusted (non-GAAP basis) | $ 2.33 | 9% | $ 2.13 | (13%) | $ 2.44 |

*(a) Numbers do not sum due to rounding*

Adjusted income from continuing operations attributable to Gannett Co., Inc. increased 6% in 2012 (9% on a diluted per share basis) as a result of higher as adjusted (non-GAAP basis) operating income in the Digital and Broadcast Segments partially offset by lower operating income in the Publishing Segment.

Adjusted income from continuing operations attributable to Gannett Co., Inc. declined 12% in 2011 (13% on a diluted per share basis) as a result of reduced revenue in the Publishing and Broadcast Segments partially offset by a reduction in their expenses.

**Segment results**

The following is a discussion of the company's as adjusted non-GAAP financial results. All as adjusted (non-GAAP basis) measures are labeled as such or "adjusted".

A summary of the impact of asset impairment and workforce restructuring charges on the company's Publishing Segment is presented below:

*In millions of dollars*

| | 2012[a] | Change | 2011[a] | Change | 2010[a] |
|---|---|---|---|---|---|
| Publishing Segment operating expenses (GAAP basis) | $3,360 | — | $3,354 | (1%) | $3,403 |
| *Remove special items:* | | | | | |
| Workforce restructuring | (42) | (42%) | (73) | *** | (10) |
| Facility consolidation and asset impairment charges | (32) | 18% | (27) | (24%) | (36) |
| As adjusted (non-GAAP basis) | $3,285 | 1% | $3,253 | (3%) | $3,358 |
| Publishing Segment operating income (GAAP basis) | $ 369 | (23%) | $ 478 | (26%) | $ 648 |
| *Remove special items:* | | | | | |
| Workforce restructuring | 42 | (42%) | 73 | *** | 10 |
| Facility consolidation and asset impairment charges | 32 | 18% | 27 | (24%) | 36 |
| As adjusted (non-GAAP basis) | $ 443 | (23%) | $ 578 | (17%) | $ 693 |

*(a) Numbers do not sum due to rounding*

Adjusted Publishing Segment operating expenses increased 1% in 2012 compared to 2011 as continued cost control and efficiency efforts were offset by strategic initiative spending, higher pension expense and the impact of the extra week in 2012.

Adjusted Publishing Segment operating income declined 23% in 2012 compared to 2011 due to lower ad revenue in the U.S. and U.K., $68 million of strategic initiative spending and higher pension expense, partially offset by a 5% increase in circulation revenue, a decrease in newsprint expense and the positive impact of the extra week in 2012.

Adjusted Publishing Segment operating expenses declined 3% in 2011 as a result of continued cost control and efficiency efforts as well as lower payroll expense.

Adjusted Publishing Segment operating income declined 17% in 2011 to $578 million, reflecting the impact of the soft economy on advertising demand, partially offset by a decrease in expenses.

A summary of the impact of asset impairment and workforce restructuring charges on the company's Digital Segment is presented below:

*In millions of dollars*

| | 2012 | Change | 2011 | Change | 2010 |
|---|---|---|---|---|---|
| Digital Segment operating expenses (GAAP basis) | $ 677 | 21% | $ 561 | 5% | $ 535 |
| *Remove special items:* | | | | | |
| Workforce restructuring | — | — | — | *** | (1) |
| Asset impairment charges | (90) | *** | — | *** | (13) |
| As adjusted (non-GAAP basis) | $ 587 | 5% | $ 561 | 8% | $ 521 |
| Digital Segment operating income (GAAP basis) | $ 42 | (67%) | $ 125 | 50% | $ 83 |
| *Remove special items:* | | | | | |
| Workforce restructuring | — | — | — | *** | 1 |
| Asset impairment charges | 90 | *** | — | *** | 13 |
| As adjusted (non-GAAP basis) | $ 132 | 5% | $ 125 | 29% | $ 97 |

Adjusted Digital Segment operating expenses increased 5% in 2012 compared to 2011 due to an increase in expenses at CareerBuilder associated with its revenue growth. Adjusted Digital Segment operating income also increased 5% reflecting strong gains for CareerBuilder.

Adjusted Digital Segment operating expenses increased 8% in 2011 to $561 million, due primarily to an increase in expenses at CareerBuilder associated with revenue growth. Adjusted Digital Segment operating income increased 29% to $125 million in 2011, reflecting a significant increase in revenues at CareerBuilder, partially offset by an increase in expenses.

A summary of the impact of asset impairment and workforce restructuring charges on the company's Broadcasting Segment is presented below:

*In millions of dollars*

| | 2012 | Change | 2011[a] | Change | 2010[a] |
|---|---|---|---|---|---|
| Broadcasting Segment operating expenses (GAAP basis) | $ 462 | 10% | $ 420 | (5%) | $ 440 |
| *Remove special items:* | | | | | |
| Workforce restructuring | — | *** | (1) | — | (1) |
| Facility consolidation charges | — | *** | — | *** | (9) |
| As adjusted (non-GAAP basis) | $ 462 | 10% | $ 420 | (3%) | $ 431 |
| Broadcasting Segment operating income (GAAP basis) | $ 444 | 47% | $ 302 | (8%) | $ 329 |
| *Remove special items:* | | | | | |
| Workforce restructuring | — | *** | 1 | — | 1 |
| Facility consolidation charges | — | — | — | *** | 9 |
| As adjusted (non-GAAP basis) | $ 444 | 47% | $ 303 | (11%) | $ 339 |

*(a) Numbers do not sum due to rounding*

Adjusted Broadcast Segment operating expenses increased 10% in 2012 compared to 2011 due to higher sales and marketing costs in 2011 associated with higher revenues and the extra week in 2012. Adjusted Broadcast Segment operating income increased 47% to $444 million in 2012, reflecting record political and Summer Olympic revenue achieved in 2012, as well as, higher core ad, retransmission and digital television revenues.

Adjusted Broadcast Segment operating expenses decreased 3% in 2011, reflecting continued cost control and efficiency efforts and lower sales and programming costs. Adjusted Broadcast Segment operating income decreased 11% in 2011 to $303 million, as a result of significantly lower political and Olympic advertising revenues, partially offset by higher core, retransmission and digital television revenues, and lower expenses.

A summary of the impact of special charges on the company's Corporate Segment is presented below:

*In millions of dollars*

| | 2012 | Change | 2011[a] | Change | 2010 |
|---|---|---|---|---|---|
| Corporate Segment operating expenses (GAAP basis) | $ 64 | (13%) | $ 74 | 22% | $ 61 |
| *Remove special items:* | | | | | |
| Workforce restructuring | 2 | *** | — | — | — |
| Former Chairman and CEO incremental retirement charges | — | *** | (15) | *** | — |
| Pension settlement charges | (8) | *** | — | — | — |
| As adjusted (non-GAAP basis) | $ 58 | (2%) | $ 60 | (2%) | $ 61 |

*(a) Numbers do not sum due to rounding*

## FINANCIAL POSITION

### Liquidity and capital resources

The company's cash flow from operating activities was $757 million in 2012, versus $814 million in 2011, primarily reflecting the impact of higher pension contributions to the company's sponsored plans. Contributions increased $81 million to $137 million in 2012.

Net cash used for investing activities totaled $87 million. This reflects capital spending of $92 million, $67 million for acquisitions, and $3 million for equity investments, which were partially offset by proceeds from the sale of certain assets of $39 million and proceeds from investments of $36 million.

Cash used for financing activities totaled $664 million in 2012. This included the scheduled repayment of fixed rate long term notes of $307 million. The company also repurchased approximately 10.3 million shares of the company's stock for $154 million, paid dividends totaling $159 million and made distributions to noncontrolling membership shareholders of $47 million. These financing cash flows were partially offset by proceeds from borrowings under its revolving credit agreements of $30 million as well as stock option exercise proceeds of $34 million.

Certain key measurements of the elements of working capital for the last three years are presented in the following chart:

*Working capital measurements*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current ratio | 1.1-to-1 | 1.2-to-1 | 1.3-to-1 |
| Accounts receivable turnover | 7.8 | 7.4 | 7.4 |
| Newsprint inventory turnover | 6.1 | 5.7 | 5.1 |

The company's operations have historically generated strong positive cash flow which, along with the company's program of maintaining bank revolving credit availability, has provided adequate liquidity to meet the company's requirements, including those for acquisitions.

### Long-term debt

The long-term debt of the company is summarized below:

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| Unsecured notes bearing fixed rate interest at 6.375% repaid April 2012 | $ — | $ 306,534 |
| Borrowings under revolving credit agreements expiring September 2014 | 205,000 | 235,000 |
| Unsecured notes bearing fixed rate interest at 8.75% due November 2014 | 248,376 | 247,609 |
| Unsecured notes bearing fixed rate interest at 10% due June 2015 | 61,286 | 59,522 |
| Unsecured notes bearing fixed rate interest at 6.375% due September 2015 | 248,497 | 247,995 |
| Unsecured notes bearing fixed rate interest at 10% due April 2016 | 174,241 | 169,775 |
| Unsecured notes bearing fixed rate interest at 9.375% due November 2017 | 247,547 | 247,168 |
| Unsecured notes bearing fixed rate interest at 7.125% due September 2018 | 247,153 | 246,760 |
| Total long-term debt | $ 1,432,100 | $ 1,760,363 |

Total average debt outstanding in 2012 and 2011 was $1.7 billion and $2.1 billion, respectively. The weighted average interest rate on all debt was 7.7% for 2012 and 7.4% for 2011.

On Dec. 30, 2012, the company had unused borrowing capacity of $922 million under its revolving credit agreements. In addition, its revolving credit agreements allow the company to borrow at least $1.25 billion of additional unsecured debt (unrestricted as to purpose) guaranteed by the guarantor subsidiaries under these credit agreements. This borrowing limit is subject to increases depending upon the company's total leverage ratio.

During 2010 and 2009, the company completed a series of financing transactions which improved its debt maturity profile.

In September 2010, the company completed a private placement offering of unsecured senior notes totaling $500 million in two tranches: $250 million with a coupon of 6.375% due 2015 and $250 million with a coupon of 7.125% due 2018. The 2015 notes were priced at 98.970% of face value, resulting in a yield to maturity of 6.625%. The 2018 notes were priced at 98.527% of face value, resulting in a yield to maturity of 7.375%. On or after Sept. 1, 2014, the 2018 notes may be redeemed or purchased by the company at the applicable redemption price (expressed as a percentage of the principal amount of the 2018 notes) plus accrued but unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on Sept. 1 of the following years: 2014 – 103.563%, 2015 – 101.781% and 2016 and thereafter 100.000%. The company used the net proceeds of the offering to partially repay borrowings outstanding under its revolving credit agreements and its then outstanding term loan.

In September 2010, the company amended its revolving credit agreements and extended the maturity date with the majority of its lenders from March 15, 2012 to Sept. 30, 2014. Total commitments under the amended revolving credit agreements are $1.14 billion through September 30, 2014.

In October 2009, the company completed a private placement offering of $250 million in aggregate principal amount of 8.750% senior notes due 2014 and $250 million in aggregate principal amount of 9.375% senior notes due 2017. The 2014 notes were priced at 98.465% of face value, resulting in a yield to maturity of 9.125%. The 2017 notes were priced at 98.582% of face value, resulting in a yield to maturity of 9.625%. On or after November 15, 2013, the 2017 notes may be redeemed or purchased by the company at the applicable redemption price (expressed as a percentage of the principal amount of the 2017 notes) plus accrued but unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on November 15 of the following years: 2013 – 104.688%, 2014 – 102.344% and 2015 and thereafter 100.000%.

In May 2009, the company completed a private exchange offer related to its 5.75% fixed rate notes due June 2011 and its 6.375% fixed rate notes due April 2012. The company exchanged approximately $67 million in principal amount of its 2011 notes for approximately $67 million principal amount of new 10% senior notes due 2015, and approximately $193 million in principal amount of its 2012 notes for approximately $193 million principal amount of new 10% senior notes due 2016.

The notes issued during 2010 and 2009 with maturity dates in 2014 and thereafter were made available in private offerings that were exempt from the registration requirements of the Securities Act of 1933. These notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit and term loan agreements discussed more fully below.

The company's three revolving credit agreements require the company to maintain a senior leverage ratio of less than 3.5x. The agreements also require the company to maintain a total leverage ratio of less than 4.0x. The total leverage ratio would also include any subordinated debt the company may issue in the future. Currently, all of the company's debt is senior and unsecured. At Dec. 30, 2012, the senior leverage ratio was 1.41x.

Commitment fees since March 15, 2012 on the revolving credit agreements are equal to 0.50% of the undrawn commitments. Prior to this, the company paid a fee to the lenders that agreed in September 2010 to extend their commitments from 2012 to 2014 based on the leverage ratio that ranged from 0 to 75 basis points for drawn amounts and 25 basis points for undrawn amounts.

Under each of the agreements, the company may borrow at an applicable margin above the Eurodollar base rate or the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. The applicable margin is determined based on the company's leverage ratio but will differ between Eurodollar base rate loans and loans based on the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. For borrowings at a margin above the Eurodollar base rate, the margin varies from 2.00% to 3.25%. For borrowings at a margin above the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, the margin will vary from 1.00% to 2.25%. At its current leverage ratios, the company's applicable margins will be 2.25% and 1.25%, respectively.

In connection with each of its three revolving credit agreements and its then outstanding loan agreement, the company agreed to provide guarantees from a majority of its domestic wholly-owned subsidiaries in the event that the company's credit ratings from either Moody's or S&P fell below investment grade. In the first quarter of 2009, the company's credit rating was downgraded below investment grade by both S&P and Moody's. Accordingly, the guarantees were triggered and the existing notes then due in 2011 and 2012 and other unsecured debt of the company became structurally subordinated to the revolving credit agreements and its then outstanding term loan.

On Aug. 21, 2009, Moody's confirmed the company's Ba1 corporate family rating and its Ba2 senior unsecured debt rating. In addition, Moody's rated the company's bank debt, which included its revolving credit facilities, Baa3. The Baa3 rating was also applicable to most of the company's long-term debt which has the same subsidiary guarantees as the bank debt, while the Ba2 rating applied to certain non-guaranteed senior long-term debt. On April 2, 2012, following the redemption of the last tranche of the company's non-guaranteed long-term debt, Moody's changed the company's senior unsecured debt rating to Ba1 and lowered the rating applicable to the company's revolving credit facilities and remaining guaranteed long-term debt to Ba1 for consistency with the new senior unsecured debt rating.

As of Dec. 30, 2012, the company had $205 million of borrowings under its revolving credit agreements. The maximum amount outstanding at any time during 2012 and 2011 was $521 million and $470 million, respectively. The daily average outstanding balance of the revolving credit agreements during 2012 and 2011 was $353 million and $257 million, respectively. The weighted average interest rate for 2012 was 2.8% and 2.6% for 2011.

The company has an effective universal shelf registration statement under which an unspecified amount of securities may be issued, subject to a $7 billion limit established by the Board of Directors. Proceeds from the sale of such securities may be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of debt and financing of acquisitions. The company may also invest borrowed funds that are not required for other purposes in short-term marketable securities.

The following schedule shows the annual maturities of long term debt:

| *In thousands of dollars* | |
|---|---|
| **2013** | $ — |
| **2014** | 453,376 |
| **2015** | 309,783 |
| **2016** | 174,241 |
| **2017** | 247,547 |
| **2018** | 247,153 |
| ***Total*** | $ 1,432,100 |

The company's debt maturities may be repaid with cash flow from operating activities or by accessing capital markets or a combination of both.

### Contractual obligations and commitments

The following table summarizes the expected cash outflows resulting from financial contracts and commitments as of the end of 2012.

| **Contractual obligations** | **Payments due by period** | | | | |
|---|---|---|---|---|---|
| *In millions of dollars* | **Total** | **2013** | **2014-15** | **2016-17** | **Thereafter** |
| Long-term debt (1) | $1,847 | $105 | $ 952 | $ 528 | $ 262 |
| Operating leases (2) | 278 | 54 | 89 | 61 | 74 |
| Purchase obligations (3) | 186 | 79 | 66 | 25 | 16 |
| Programming contracts (4) | 52 | 10 | 41 | 1 | — |
| Other long-term liabilities (5) | 448 | 141 | 74 | 71 | 162 |
| Total | $2,811 | $389 | $ 1,222 | $ 686 | $ 514 |

(1) See Note 7 to the Consolidated Financial Statements. The amounts included above include periodic interest payments. Interest payments are based on interest rates in effect at year-end.

(2) See Note 12 to the Consolidated Financial Statements.

(3) Includes purchase obligations related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which the company is liable for under purchase orders outstanding at Dec. 30, 2012, are reflected in the consolidated balance sheets as accounts payable and accrued liabilities and are excluded from the table above.

(4) Programming contracts include television station commitments to purchase programming to be produced in future years.

(5) Other long-term liabilities primarily consist of amounts expected to be paid related to under-funded postretirement benefit plans.

Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at Dec. 30, 2012, the company is unable to make reasonably reliable estimates of the period of cash settlement. Therefore, $86 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 10 to the Consolidated Financial Statements for a further discussion of income taxes.

The company's principal retirement plan, the GRP, had assets of $1.87 billion and liabilities of $2.46 billion at Dec. 30, 2012. Early in fiscal 2013, the company contributed $50 million to the GRP. For 2013, the company expects to contribute $35 million to the U.K. retirement plan. Due to uncertainties regarding significant assumptions involved in estimating future contributions, such as interest rate levels and the amount and timing of asset returns, the company is unable to reasonably estimate its future contributions beyond 2013, and therefore no plan contributions thereafter are reflected in the above table.

In December 1990, the company adopted a Transitional Compensation Plan (the TCP). The TCP provides termination benefits to key executives whose employment is terminated under certain circumstances within two years following a change in control of the company. Benefits under the TCP include a severance payment of up to three years' compensation and continued life and medical insurance coverage. The company amended the TCP in April 2010 to provide that new participants will not be entitled to the benefit of the TCP's excise tax gross-up or modified single trigger provisions.

### Capital stock

In February 2012, the company announced that its Board of Directors approved a new program to repurchase up to $300 million in Gannett common stock (replacing a former repurchase program of $1 billion). During 2012, 10.3 million shares were purchased under the programs for $154 million. During 2011, 4.9 million shares were purchased under the former program for $53 million; no shares were purchased in 2010. As of Dec. 30, 2012, the value of shares that may be repurchased under the existing program is $150 million.

The shares may be repurchased at management's discretion, either in the open market or in privately negotiated block transactions. Management's decision to repurchase shares will depend on price and other corporate developments. Purchases may occur from time to time and no maximum purchase price has been set. There is no expiration date for the $300 million stock repurchase program. However, it is targeted to be completed over the two years following the announcement. Certain of the shares previously acquired by the company have been reissued in settlement of employee stock awards.

An employee 401(k) Savings Plan was established in 1990, which includes a company matching contribution in the form of Gannett stock. To fund the company's matching contribution, an Employee Stock Ownership Plan (ESOP) was formed which acquired 2,500,000 shares of Gannett stock from the company for $50 million. The stock purchase was financed with a loan from the company. In June 2003, the debt was fully repaid and all of the shares had been fully allocated to participants. The company elected not to add additional shares to the ESOP and began funding contributions in cash. Through 2008, the ESOP used the cash match to purchase on the open market an equivalent number of shares of company stock on behalf of participants. In early 2009, the company began funding the 401(k) Savings Plan company matching contributions through the issuance of treasury shares. Beginning in 2010, the company funded the 401(k) Savings Plan match through the issuance of a 50/50 combination of treasury shares and shares purchased on the open market with cash. In late 2011, the company began funding the 401(k) Saving Plan match by purchasing all shares on the open market with cash.

The company's common stock outstanding at Dec. 30, 2012, totaled 230,042,098 shares, compared with 237,036,994 shares at Dec. 25, 2011.

**Dividends**

Dividends declared on common stock amounted to $186 million in 2012, compared with $57 million in 2011.

**Dividends declared per share.**

09 $.16
10 $.16
11 $.24
12 $.80

| Cash dividends | | Payment date | Per share | |
|---|---|---|---|---|
| 2012 | 4th Quarter | Jan. 2, 2013 | $ | 0.20 |
| | 3rd Quarter | Oct. 1, 2012 | $ | 0.20 |
| | 2nd Quarter | July 2, 2012 | $ | 0.20 |
| | 1st Quarter | April 2, 2012 | $ | 0.20 |
| 2011 | 4th Quarter | Jan. 3, 2012 | $ | 0.08 |
| | 3rd Quarter | Oct. 3, 2011 | $ | 0.08 |
| | 2nd Quarter | July 1, 2011 | $ | 0.04 |
| | 1st Quarter | April 1, 2011 | $ | 0.04 |

On Feb. 26, 2013, the Board of Directors declared a dividend of $0.20 per share, payable on April 1, 2013, to shareholders of record as of the close of business March 8, 2013.

**Accumulated other comprehensive income (loss)**

The company's foreign currency translation adjustment, included in accumulated other comprehensive income (loss) and reported as part of shareholders' equity, totaled $418 million at the end of 2012 and $400 million at the end of 2011. The increase reflected a strengthening of the British pound against the U.S. dollar. Newsquest's assets and liabilities at Dec. 30, 2012 were translated from British pounds to U.S. dollars at an exchange rate of 1.62 versus 1.56 at the end of 2011. Newsquest's financial results were translated at an average rate of 1.58 for 2012, 1.60 for 2011 and 1.55 for 2010.

The company has recognized the funded status of its pension and retiree medical benefit plans in the statement of financial position. At Dec. 30, 2012 and Dec. 25, 2011, accumulated other comprehensive loss includes a reduction of equity of $1.12 billion and $996 million, respectively, for losses that will be amortized to pension and other postretirement costs in future years.

**Effects of inflation and changing prices and other matters**

The company's results of operations and financial condition have not been significantly affected by inflation. Further, the effects of inflation and changing prices on the company's property, plant and equipment and related depreciation expense have been reduced as a result of an ongoing capital expenditure program and the availability of replacement assets with improved technology and efficiency.

The company is exposed to foreign exchange rate risk primarily due to its ownership of Newsquest, which uses the British pound as its functional currency, which is then translated into U.S. dollars. The company's foreign currency translation adjustment, related principally to Newsquest and reported as part of shareholders' equity, totaled $418 million at Dec. 30, 2012. Newsquest's assets and liabilities were translated from British pounds to U.S. dollars at the Dec. 30, 2012, exchange rate of 1.62. Refer to Item 7A for additional detail.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company believes that its market risk from financial instruments, such as accounts receivable, accounts payable and debt, is not material. The company is exposed to foreign exchange rate risk on a limited basis primarily due to its operations in the United Kingdom, for which the British pound is the functional currency. Translation gains or losses affecting the Consolidated Statements of Income have not been significant in the past. If the price of the British pound against the U.S. dollar had been 10% more or less than the actual price, operating income would have increased or decreased approximately 1% in 2012.

Because the company has $205 million in floating interest rate obligations outstanding at Dec. 30, 2012, the company is subject to changes in the amount of interest expense it might incur. A 1/2% increase or decrease in the average interest rate for these obligations would result in an increase or decrease in annual interest expense of $1.0 million.

Refer to Note 7 to the Consolidated Financial Statements for information regarding the fair value of the company's long-term debt.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



* All other schedules prescribed under Regulation S-X are omitted because they are not applicable or not required.

**Report of Ernst & Young LLP,**
**Independent Registered**
**Public Accounting Firm**

Board of Directors and Shareholders of Gannett Co., Inc.:

We have audited the accompanying consolidated balance sheets of Gannett Co., Inc. as of December 30, 2012 and December 25, 2011, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three fiscal years in the period ended December 30, 2012. Our audits also included the financial statement schedule listed in the accompanying index in Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gannett Co., Inc. at December 30, 2012 and December 25, 2011, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gannett Co., Inc.'s internal control over financial reporting as of December 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013, included in Item 9A, expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2013

**GANNETT CO., INC.**
**CONSOLIDATED BALANCE SHEETS**

*In thousands of dollars*

| **Assets** | **Dec. 30, 2012** | **Dec. 25, 2011** |
|---|---|---|
| *Current assets* | | |
| Cash and cash equivalents | $ 175,030 | $ 166,926 |
| Trade receivables, less allowance for doubtful receivables of $22,006 and $34,646, respectively | 678,845 | 693,194 |
| Other receivables | 20,162 | 17,247 |
| Inventories | 56,389 | 49,122 |
| Deferred income taxes | 15,840 | 22,771 |
| Prepaid expenses and other current assets | 108,946 | 106,631 |
| Assets held for sale | 17,508 | 19,654 |
| **Total current assets** | **1,072,720** | **1,075,545** |
| *Property, plant and equipment* | | |
| Land | 148,518 | 170,002 |
| Buildings and improvements | 1,265,290 | 1,345,943 |
| Machinery, equipment and fixtures | 2,548,957 | 2,583,981 |
| Construction in progress | 10,184 | 6,755 |
| **Total** | **3,972,949** | **4,106,681** |
| Less accumulated depreciation | (2,454,271) | (2,466,454) |
| **Net property, plant and equipment** | **1,518,678** | **1,640,227** |
| *Intangible and other assets* | | |
| Goodwill | 2,846,869 | 2,864,885 |
| Indefinite-lived and amortizable intangible assets, less accumulated amortization of $221,231 and $188,333, respectively | 499,913 | 502,195 |
| Deferred income taxes | 158,275 | 208,650 |
| Investments and other assets | 283,431 | 324,948 |
| **Total intangible and other assets** | **3,788,488** | **3,900,678** |
| **Total assets** | **$ 6,379,886** | **$ 6,616,450** |

**GANNETT CO., INC.**
**CONSOLIDATED BALANCE SHEETS**

| *In thousands of dollars* **Liabilities and equity** | | Dec. 30, 2012 | | Dec. 25, 2011 |
|---|---|---|---|---|
| *Current liabilities* | | | | |
| Accounts payable | | | | |
| Trade | $ | 187,705 | $ | 188,930 |
| Other | | 24,128 | | 27,045 |
| Accrued liabilities | | | | |
| Compensation | | 171,319 | | 173,600 |
| Interest | | 22,210 | | 26,158 |
| Other | | 208,811 | | 232,176 |
| Dividends payable | | 45,963 | | 18,935 |
| Income taxes | | 44,985 | | 3,658 |
| Deferred income | | 229,395 | | 231,435 |
| **Total current liabilities** | | **934,516** | | **901,937** |
| Income taxes | | 83,260 | | 112,088 |
| Long-term debt | | 1,432,100 | | 1,760,363 |
| Postretirement medical and life insurance liabilities | | 149,937 | | 163,699 |
| Pension liabilities | | 1,007,325 | | 908,110 |
| Other long-term liabilities | | 222,182 | | 258,228 |
| **Total liabilities** | | **3,829,320** | | **4,104,425** |
| **Redeemable noncontrolling interest** | | **10,654** | | — |
| **Commitments and contingent liabilities (see Note 12)** | | | | |
| *Equity* | | | | |
| *Gannett Co., Inc. shareholders' equity* | | | | |
| Preferred stock, par value $1: Authorized, 2,000,000 shares: Issued, none | | — | | — |
| Common stock, par value $1: Authorized, 800,000,000 shares: Issued, 324,418,632 shares | | 324,419 | | 324,419 |
| Additional paid-in capital | | 567,515 | | 617,727 |
| Retained earnings | | 7,514,858 | | 7,276,200 |
| Accumulated other comprehensive loss | | (701,141) | | (595,839) |
| | | 7,705,651 | | 7,622,507 |
| Less Treasury stock, 94,376,534 shares and 87,381,638 shares, respectively, at cost | | (5,355,037) | | (5,294,616) |
| **Total Gannett Co., Inc. shareholders' equity** | | **2,350,614** | | **2,327,891** |
| Noncontrolling interests | | 189,298 | | 184,134 |
| **Total equity** | | **2,539,912** | | **2,512,025** |
| **Total liabilities, redeemable noncontrolling interest and equity** | **$** | **6,379,886** | **$** | **6,616,450** |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GANNETT CO., INC.**
**CONSOLIDATED STATEMENTS OF INCOME**

*In thousands of dollars, except per share amounts*

| Fiscal year ended | Dec. 30, 2012 | Dec. 25, 2011 | Dec. 26, 2010 |
|---|---|---|---|
| *Net operating revenues* | | | |
| Publishing advertising | $ 2,355,922 | $ 2,511,025 | $ 2,710,524 |
| Publishing circulation | 1,117,042 | 1,063,890 | 1,086,702 |
| Digital | 718,949 | 686,471 | 618,259 |
| Broadcasting | 906,104 | 722,410 | 769,580 |
| All other | 255,180 | 256,193 | 253,613 |
| **Total** | **5,353,197** | **5,239,989** | **5,438,678** |
| *Operating expenses* | | | |
| Cost of sales and operating expenses, exclusive of depreciation | 2,943,847 | 2,961,097 | 2,980,465 |
| Selling, general and administrative expenses, exclusive of depreciation | 1,303,427 | 1,223,485 | 1,187,633 |
| Depreciation | 160,746 | 165,739 | 182,514 |
| Amortization of intangible assets | 33,293 | 31,634 | 31,362 |
| Facility consolidation and asset impairment charges (see Notes 3 and 4) | 122,129 | 27,243 | 57,009 |
| **Total** | **4,563,442** | **4,409,198** | **4,438,983** |
| **Operating income** | **789,755** | **830,791** | **999,695** |
| *Non-operating (expense) income* | | | |
| Equity income in unconsolidated investees, net (see Notes 3 and 6) | 22,387 | 8,197 | 19,140 |
| Interest expense | (150,469) | (173,140) | (172,986) |
| Other non-operating items | 8,734 | (12,921) | 111 |
| **Total** | **(119,348)** | **(177,864)** | **(153,735)** |
| **Income before income taxes** | **670,407** | **652,927** | **845,960** |
| Provision for income taxes | 195,400 | 152,800 | 244,013 |
| **Income from continuing operations** | **475,007** | **500,127** | **601,947** |
| Loss from the operation of discontinued operations, net of tax | — | — | (322) |
| Gain on disposal of publishing businesses, net of tax | — | — | 21,195 |
| **Net income** | **475,007** | **500,127** | **622,820** |
| Net income attributable to noncontrolling interests | (50,727) | (41,379) | (34,619) |
| **Net income attributable to Gannett Co., Inc.** | **$ 424,280** | **$ 458,748** | **$ 588,201** |
| | | | |
| **Income from continuing operations attributable to Gannett Co., Inc.** | **$ 424,280** | **$ 458,748** | **$ 567,328** |
| Loss from the operation of discontinued operations, net of tax | — | — | (322) |
| Gain on disposal of publishing businesses, net of tax | — | — | 21,195 |
| **Net income attributable to Gannett Co., Inc.** | **$ 424,280** | **$ 458,748** | **$ 588,201** |
| | | | |
| **Earnings from continuing operations per share—basic** | **$ 1.83** | **$ 1.92** | **$ 2.38** |
| *Earnings from discontinued operations* | | | |
| Discontinued operations per share—basic | — | — | — |
| Gain on disposal of publishing businesses per share—basic | — | — | 0.09 |
| **Net income per share—basic** | **$ 1.83** | **$ 1.92** | **$ 2.47** |
| **Earnings from continuing operations per share—diluted** | **$ 1.79** | **$ 1.89** | **$ 2.35** |
| *Earnings from discontinued operations* | | | |
| Discontinued operations per share—diluted | — | — | — |
| Gain on disposal of publishing businesses per share—diluted | — | — | 0.08 |
| **Net income per share—diluted** | **$ 1.79** | **$ 1.89** | **$ 2.43** |

*The accompanying notes are an integral part of these consolidated financial statements.*

GANNETT CO., INC.
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

*In thousands of dollars*

| Fiscal year ended | Dec. 30, 2012 | Dec. 25, 2011 | Dec. 26, 2010 |
|---|---|---|---|
| Net income | $ 475,007 | $ 500,127 | $ 622,820 |
| Redeemable noncontrolling interest (income not available to shareholders) | (254) | (973) | (5,872) |
| Other comprehensive income (loss), before tax: | | | |
| Foreign currency translation adjustments | 18,107 | 5,342 | (21,527) |
| Pension and other postretirement benefit items: | | | |
| Actuarial loss: | | | |
| Actuarial loss arising during the period | (230,799) | (403,495) | (106,095) |
| Amortization of actuarial loss | 55,372 | 43,345 | 51,819 |
| Prior service cost: | | | |
| Change in prior service (costs) credit | — | (1,297) | 677 |
| Amortization of prior service credit | (11,501) | (11,930) | (12,646) |
| Other | (3,429) | (295) | 21,359 |
| Pension and other postretirement benefit items | (190,357) | (373,672) | (44,886) |
| Other | 1,791 | (5,469) | (2,488) |
| Other comprehensive loss before tax | (170,459) | (373,799) | (68,901) |
| Income tax effect related to components of other comprehensive loss | 66,948 | 140,182 | 17,606 |
| Other comprehensive loss, net of tax | (103,511) | (233,617) | (51,295) |
| **Comprehensive income** | **371,242** | **265,537** | **565,653** |
| Comprehensive income attributable to noncontrolling interests, net of tax | 52,264 | 37,294 | 25,954 |
| **Comprehensive income attributable to Gannett Co., Inc.** | **$ 318,978** | **$ 228,243** | **$ 539,699** |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GANNETT CO., INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

*In thousands of dollars*

| **Fiscal year ended** | **Dec. 30, 2012** | **Dec. 25, 2011** | **Dec. 26, 2010** |
|---|---|---|---|
| *Cash flows from operating activities* | | | |
| Net income | $ 475,007 | $ 500,127 | $ 622,820 |
| Adjustments to reconcile net income to operating cash flows: | | | |
| Gain on sale of discontinued operations, net of tax | — | — | (21,195) |
| Depreciation | 160,746 | 165,739 | 183,322 |
| Amortization of intangible assets | 33,293 | 31,634 | 31,362 |
| Facility consolidation and asset impairment charges (see Notes 3 and 4) | 122,129 | 41,772 | 57,009 |
| Stock-based compensation — equity awards | 26,608 | 28,003 | 32,707 |
| Provision for deferred income taxes | 122,700 | 97,500 | 150,363 |
| Pension expense, net of pension contributions | (95,377) | (42,330) | (124,864) |
| Equity income in unconsolidated investees, net (see Notes 3 and 6) | (22,387) | (8,197) | (19,140) |
| Other, net, including gains on asset sales | (36,056) | (1,639) | (3,996) |
| Decrease in trade receivables | 35,799 | 33,464 | 34,909 |
| Decrease (increase) in other receivables | 6,200 | 12,273 | (5,182) |
| Decrease (increase) in inventories | (7,167) | 22,932 | (10,434) |
| Decrease in accounts payable | (3,284) | (12,614) | (15,199) |
| Increase (decrease) in interest and taxes payable | 853 | (57,173) | (98,270) |
| Increase (decrease) in deferred income | (5,294) | 4,595 | 4,745 |
| Change in other assets and liabilities, net | (57,030) | (1,950) | (46,073) |
| **Net cash flow from operating activities** | **756,740** | **814,136** | **772,884** |
| *Cash flows from investing activities* | | | |
| Purchase of property, plant and equipment | (91,874) | (72,451) | (69,070) |
| Payments for acquisitions, net of cash acquired | (67,244) | (23,020) | (15,164) |
| Payments for investments | (2,501) | (19,406) | (10,984) |
| Proceeds from investments | 35,629 | 52,982 | 45,478 |
| Proceeds from sale of certain assets, including discontinued operations in 2010 | 39,009 | 36,976 | 112,706 |
| **Net cash (used for) provided by investing activities** | **(86,981)** | **(24,919)** | **62,966** |
| *Cash flows from financing activities* | | | |
| Proceeds from (payments of) borrowings under revolving credit facilities | (30,000) | 14,000 | (1,160,000) |
| Proceeds from issuance of long-term debt | — | — | 493,743 |
| Payments of unsecured floating rate term loan | — | (180,000) | — |
| Payments of unsecured fixed rate notes and other indebtedness | (306,571) | (433,432) | (50,000) |
| Dividends paid | (158,822) | (47,946) | (38,216) |
| Cost of common shares repurchased | (153,948) | (53,037) | — |
| Proceeds from issuance of common stock upon exercise of stock options | 33,748 | 3,609 | 3,214 |
| Repurchase of and distributions to noncontrolling membership interests | (47,100) | (108,691) | — |
| Deferred payments for acquisitions | (1,027) | — | — |
| **Net cash used for financing activities** | **(663,720)** | **(805,497)** | **(751,259)** |
| **Effect of currency exchange rate change** | **2,065** | **192** | **(372)** |
| Increase (decrease) in cash and cash equivalents | 8,104 | (16,088) | 84,219 |
| Balance of cash and cash equivalents at beginning of year | 166,926 | 183,014 | 98,795 |
| **Balance of cash and cash equivalents at end of year** | **$ 175,030** | **$ 166,926** | **$ 183,014** |

*The accompanying notes are an integral part of these consolidated financial statements.*

## GANNETT CO., INC.
## CONSOLIDATED STATEMENTS OF EQUITY

*In thousands of dollars*

| Fiscal years ended Dec. 26, 2010, Dec. 25, 2011, and Dec. 30, 2012 | *Gannett Co., Inc. Shareholders' Equity* Common stock $1 par value | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|---|
| **Balance: Dec. 27, 2009** | **$ 324,419** | **$ 629,714** | **$ 6,324,586** | **$ (316,832)** | **$ (5,357,962)** | **$ 143,550** | **$ 1,747,475** |
| Net income, 2010 | | | 588,201 | | | 34,619 | 622,820 |
| Redeemable noncontrolling interest | | | | | | (5,872) | (5,872) |
| Other comprehensive income, net of tax | | | | (48,502) | | (2,793) | (51,295) |
| *Total comprehensive income* | | | | | | | 565,653 |
| Dividends declared, 2010: $0.16 per share | | | (38,146) | | | | (38,146) |
| Acquisitions/dispositions | | | | | | 815 | 815 |
| Stock options exercised | | (6,153) | | | 8,131 | | 1,978 |
| Stock-based compensation | | 32,707 | | | | | 32,707 |
| 401(k) match | | (22,227) | | | 45,094 | | 22,867 |
| Tax benefit derived from stock awards settled | | 1,236 | | | | | 1,236 |
| Other treasury stock activity | | (4,961) | | | 4,449 | | (512) |
| **Balance: Dec. 26, 2010** | **$ 324,419** | **$ 630,316** | **$ 6,874,641** | **$ (365,334)** | **$ (5,300,288)** | **$ 170,319** | **$ 2,334,073** |
| Net income, 2011 | | | 458,748 | | | 41,379 | 500,127 |
| Redeemable noncontrolling interest | | | | | | (973) | (973) |
| Other comprehensive loss, net of tax | | | | (230,505) | | (3,112) | (233,617) |
| *Total comprehensive income* | | | | | | | 265,537 |
| Dividends declared, 2011: $0.24 per share | | | (57,189) | | | | (57,189) |
| Distributions to noncontrolling membership shareholders | | | | | | (23,542) | (23,542) |
| Treasury stock acquired | | | | | (53,037) | | (53,037) |
| Stock options exercised | | (7,294) | | | 9,646 | | 2,352 |
| Stock-based compensation | | 28,003 | | | | | 28,003 |
| 401(k) match | | (24,714) | | | 41,341 | | 16,627 |
| Tax benefit derived from stock awards settled | | 1,257 | | | | | 1,257 |
| Other treasury stock activity | | (9,841) | | | 7,722 | 63 | (2,056) |
| **Balance: Dec. 25, 2011** | **$ 324,419** | **$ 617,727** | **$ 7,276,200** | **$ (595,839)** | **$ (5,294,616)** | **$ 184,134** | **$ 2,512,025** |
| Net income, 2012 | | | 424,280 | | | 50,727 | 475,007 |
| Redeemable noncontrolling interest | | | | | | (254) | (254) |
| Other comprehensive (loss) income, net of tax | | | | (105,302) | | 1,791 | (103,511) |
| *Total comprehensive income* | | | | | | | 371,242 |
| Dividends declared, 2012: $0.80 per share | | | (185,622) | | | | (185,622) |
| Distributions to noncontrolling membership shareholders | | | | | | (47,100) | (47,100) |
| Treasury stock acquired | | | | | (153,948) | | (153,948) |
| Stock options exercised | | (42,282) | | | 66,787 | | 24,505 |
| Restricted stock awards settled | | (32,860) | | | 25,890 | | (6,970) |
| Stock-based compensation | | 26,608 | | | | | 26,608 |
| Tax benefit derived from stock awards settled | | 9,243 | | | | | 9,243 |
| Other treasury stock activity | | (10,921) | | | 850 | | (10,071) |
| **Balance: Dec. 30, 2012** | **$ 324,419** | **$ 567,515** | **$ 7,514,858** | **$ (701,141)** | **$ (5,355,037)** | **$ 189,298** | **$ 2,539,912** |

*The accompanying notes are an integral part of these consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1

### Summary of significant accounting policies

***Fiscal year:*** The company's fiscal year ends on the last Sunday of the calendar year. The company's 2012 fiscal year ended on Dec. 30, 2012, and encompassed a 53-week period. The company's 2011 and 2010 fiscal years encompassed 52-week periods.

***Consolidation:*** The consolidated financial statements include the accounts of the company and its wholly and majority-owned subsidiaries after elimination of all significant intercompany transactions and profits. Investments in entities for which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Accordingly, the company's share of net earnings and losses from these ventures is included in "Equity income in unconsolidated investees, net" in the Consolidated Statements of Income.

***Segment presentation:*** The Digital Segment includes results from CareerBuilder, PointRoll, ShopLocal and Reviewed.com. The Digital Segment and the digital revenues lines do not include online/ digital revenues generated by digital platforms that are associated with the company's publishing and broadcasting operating properties. Such amounts are reflected within those segments and are included as part of publishing revenues and broadcasting revenues in the Consolidated Statements of Income.

***Noncontrolling interests presentation:*** Noncontrolling interests are presented as a component of equity on the Consolidated Balance Sheet. This balance primarily relates to the noncontrolling owners of CareerBuilder, LLC (CareerBuilder) for which Gannett's ownership percentage is at 52.9%. Net income in the Consolidated Statements of Income reflects 100% of CareerBuilder results as the company holds the controlling interest. Net income is subsequently adjusted to remove the noncontrolling interest to arrive at Net income attributable to Gannett Co., Inc. On Aug. 31, 2012, CareerBuilder acquired 74% of Economic Modeling Specialists Intl. (EMSI), a software firm that specializes in employment data and labor market analytics. Shareholders for the remaining 26% of ownership hold put rights that permit them to put their equity interest to CareerBuilder. Since redemption of the noncontrolling interest is outside of the Company's control, their equity interest is presented on the consolidated balance sheet in the caption "Redeemable noncontrolling interest".

***Operating agencies:*** The company's publishing subsidiary in Detroit participates in a joint operating agency. The joint operating agency performs the production, sales and distribution functions for the subsidiary and another publishing company under a joint operating agreement. Operating results for the Detroit joint operating agency are fully consolidated along with a charge for the noncontrolling partner's share of profits.

***Cash and cash equivalents:*** Cash and cash equivalents consist of cash and investments with maturities of three months or less.

***Trade receivables and allowances for doubtful accounts:*** Trade receivables are recorded at invoiced amounts and generally do not bear interest. The allowance for doubtful accounts reflects the company's estimate of credit exposure, determined principally on the basis of its collection experience, aging of its receivables and significant individual account credit risk.

***Inventories:*** Inventories, consisting principally of newsprint, printing ink and plate material for the company's publishing operations, are valued primarily at the lower of cost (first-in, first-out) or market. At certain U.S. publishing operations however, newsprint inventory is carried on a last-in, first-out basis.

***Valuation of long-lived assets:*** In accordance with the requirements included within ASC Topic 350, "Intangibles—Goodwill and Other" (ASC Topic 350) and Topic 360, "Property, Plant, and Equipment" (ASC Topic 360), the company evaluates the carrying value of long-lived assets (mostly property, plant and equipment and definite-lived intangible assets) to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than its carrying value. The company measures impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

***Property and depreciation:*** Property, plant and equipment is recorded at cost, and depreciation is provided generally on a straight-line basis over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and improvements, 10 to 40 years; and machinery, equipment and fixtures, 3 to 30 years. Changes in the estimated useful life of an asset, which could happen as a result of facility consolidations, can affect depreciation expense and net income. Major renewals and improvements and interest incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred.

***Goodwill and other intangible assets:*** Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. In accordance with the impairment testing provisions included in ASC Topic 350, goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

During the quarter ended Dec. 30, 2012, the company voluntarily changed the date of its annual goodwill and indefinite-lived intangible assets impairment testing from the last day of the fourth quarter to the first day of the fourth quarter. This change is preferable as it provides the company with additional time to complete its annual goodwill and indefinite-lived intangible asset impairment testing in advance of its year-end reporting and results in better alignment with the company's strategic planning and forecasting process. In accordance with U.S. generally accepted accounting principles, the company will continue to perform interim impairment testing should circumstances requiring it arise. The company believes that this accounting change is appropriate and does not result in the delay, acceleration or avoidance of an impairment charge. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

Under recent guidance, prior to performing the annual two-step goodwill impairment test, the company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation techniques. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

In determining the reporting units, the company considers the way it manages its businesses and the nature of those businesses. The company has established its reporting units for publishing at or one level below the segment level. These reporting units therefore consist principally of U.S. Community Publishing, the USA TODAY group, the U.K. group, and certain individual stand-alone publishing businesses. For Digital, the reporting units are the stand-alone digital businesses. For Broadcasting, goodwill is accounted for at the segment level.

The company performs an impairment test annually, or more often if circumstances dictate, of its indefinite-lived intangible assets. Intangible assets that have finite useful lives are amortized over those useful lives and are evaluated for impairment in accordance with ASC Topic 350 as described above.

***Investments and other assets:*** Investments where the company does have significant influence are recorded under the equity method of accounting. The company recognized impairment charges each year from 2010-2012 related to such investments. See Note 3 for additional information.

Investments in non-public businesses in which the company does not have control or does not exert significant influence are carried at cost and losses resulting from periodic evaluations of the carrying value of these investments are included as a non-operating expense. At Dec. 30, 2012 and Dec. 25, 2011, such investments totaled approximately $2 million. See Note 3 for additional information.

The company's television stations are parties to program broadcast contracts. These contracts are recorded at the gross amount of the related liability when the programs are available for telecasting. The related assets are recorded at the lower of cost or estimated net realizable value. Program assets are classified as current (as a prepaid expense) or noncurrent (as an other asset) in the Consolidated Balance Sheets, based upon the expected use of the programs in succeeding years. The amount charged to expense appropriately matches the cost of the programs with the revenues associated with them. The liability for these contracts is classified as current or noncurrent in accordance with the payment terms of the contracts. The payment period generally coincides with the period of telecast for the programs, but may be shorter.

***Revenue recognition:*** The company's revenues include amounts charged to customers for space purchased in the company's newspapers, digital ads placed on its digital platforms, advertising and marketing service fees, commercial printing and advertising broadcast on the company's television stations. Publishing revenues also include circulation revenues for newspapers, both print and digital, purchased by readers or distributors, reduced by the amount of any discounts taken. Broadcast revenues include revenues from the retransmission of the company's television signals on satellite and cable networks. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on digital platforms or broadcast. Revenues for marketing services are generally recognized as ads or services are delivered. Commercial printing revenues are recognized when the product is delivered to the customer. Circulation revenues are recognized when purchased newspapers are distributed or made available on the company's digital platforms. Amounts received from customers in advance of revenue recognition are deferred as liabilities. Broadcasting retransmission fees are recognized over the contract period based on a negotiated fee per subscriber.

***Retirement plans:*** Pension and other postretirement benefit costs under the company's retirement plans are actuarially determined. The company recognizes the cost of postretirement benefits including pension, medical and life insurance benefits on an accrual basis over the working lives of employees expected to receive such benefits.

***Stock-based employee compensation:*** The company's stock option awards generally have graded vesting terms and the company recognizes compensation expense for these options on a straight-line basis over the requisite service period for the entire award (generally four years).

The company also grants restricted stock or restricted stock units as well as performance shares to employees as a form of compensation. The expense for such awards is based on the grant date fair value of the award and is recognized on a straight-line basis over the requisite service period, which is generally the four-year incentive period for restricted stock and the three-year incentive period for performance shares. Expense for performance share awards for participants meeting certain retirement eligible criteria as defined in the plan are recognized using the accelerated attribution method. See Note 11 for further discussion.

***Income taxes:*** The company accounts for certain income and expense items differently for financial reporting purposes than for income tax reporting purposes. Deferred income taxes are provided in recognition of these temporary differences. See Note 10 for further discussion.

***Per share amounts:*** The company reports earnings per share on two bases, basic and diluted. All basic income per share amounts are based on the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share also considers the assumed dilution from the exercise of stock options and from performance share and restricted stock units.

***Foreign currency translation:*** The income statements of foreign operations have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income and are classified as accumulated other comprehensive income (loss) in the Consolidated Balance Sheet and Statement of Equity.

*Loss contingencies:* The company is subject to various legal proceedings, claims and regulatory matters, the outcomes of which are subject to significant uncertainty. The company determines whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. The company accrues for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, the company will disclose the potential range of the loss, if material and estimable.

*New accounting pronouncements:* In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles – Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles – Goodwill and Other – General Intangibles Other than Goodwill. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after Sept. 15, 2012. The company does not expect the adoption of this update to have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. ASU 2011-05 revises the manner in which entities present comprehensive income in their financial statements. The recent guidance removes the presentation options in Accounting Standards Codification 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 did not change the items that must be reported in other comprehensive income. The company adopted the provisions of ASU 2011-05 in the first quarter of 2012 and elected the second option.

## NOTE 2

**Acquisitions, investments and dispositions**

***2012:*** In January 2012, the company acquired the assets of Fantasy Sports Ventures/Big Lead Sports, a leading sports digital site. This business is an important addition to the USA TODAY Sports Media Group, positioning it as one of the top five sports sites on the web.

In February 2012, the company invested in HotelMe LLC, a company engaged in the business of providing authenticated hotel and lodging travel reviews.

In April 2012, CareerBuilder acquired two new businesses: Ceviu and Top Language Jobs. Ceviu is the leading information technology job board in Brazil. Top Language Jobs is Europe's number one language specialist recruitment job portal. It operates the largest global network of job boards dedicated to multilingual job seekers looking for work internationally.

In June 2012, the company acquired Quickish. Quickish is a sports aggregator that offers a summary and a link for sports stories throughout the day.

In August 2012, Gannett completed the acquisition of BLiNQ Media, LLC, a leading global innovator of social engagement advertising solutions for agencies and brands. BLiNQ helps companies advertise and engage with consumers on Facebook and other social networks.

In September 2012, Gannett acquired Mobestream Media, developer of the Key Ring consumer rewards mobile platform ("Key Ring") available on all major smartphones. Consumers download the free Key Ring application to scan and store existing loyalty cards, join new rewards programs and get mobile coupons and other promotional offers delivered to their smartphones.

Also in September 2012, CareerBuilder acquired a controlling interest in EMSI. EMSI is an economic software firm that specializes in employment data and labor market analysis. EMSI collects and interprets large amounts of labor data, which is used in work force development and talent strategy.

In October 2012, Gannett acquired Rovion. Rovion's primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise.

Total cash paid in 2012 for business acquisitions and investments was $67.2 million and $2.5 million respectively.

**2011**: In January 2011, the company acquired Reviewed.com, a group of product-review web sites that provide comprehensive reviews for technology products such as digital cameras, camcorders and high-definition televisions. Its operations have been expanded to cover other household items and consumer services.

In May 2011, CareerBuilder acquired JobsCentral, a leading jobs board in Singapore that also has a fast-growing presence in Malaysia.

In June 2011, the company acquired Nutrition Dimension, which provides continuing education, certification and review programs and other educational content for nutrition, fitness and training professionals.

In August 2011, the company acquired US PRESSWIRE, a global leader in the creation and distribution of premium digital sports images to media companies worldwide. US PRESSWIRE operates within the USA TODAY Sports Media Group and provides daily sports photo coverage for all of the company's publishing and broadcast properties.

In September 2011, CareerBuilder acquired JobScout24, which solidified CareerBuilder's position as one of the top three online recruitment sites in Germany.

In November 2011, the company acquired the mixed martial arts web site, MMAjunkie.com, one of the leading online news destinations for the sport and a content provider for several print, online and TV outlets.

Also in November 2011, the company purchased a minority stake in ShopCo Holdings, LLC (ShopCo). ShopCo provides a common online shopping platform which allows advertisers to reach consumers in order to assist them in making informed purchasing decisions.

Total cash paid in 2011 for business acquisitions and investments was $23.0 million and $19.4 million, respectively.

***2010:*** In March 2010, CareerBuilder purchased CareerSite.biz, parent of three successful career-related operations in the U.K., two online recruitment niche sites targeted to nursing and rail workers as well as a successful virtual career fair business.

In the second quarter of 2010, the company completed the sale of The Honolulu Advertiser as well as a small directory publishing operation in Michigan. In connection with these transactions, the company recorded a net after tax gain of $21.2 million in discontinued operations. Income from continuing operations for all periods presented exclude operating results from these former properties which have been reclassified to discontinued operations. Amounts applicable to these discontinued operations are as follows:

*In thousands of dollars*

| | 2010 |
|---|---|
| Revenues | $ 32,710 |
| Pretax Loss | $ (758) |
| Net Loss | $ (322) |
| Gains (after tax) | $ 21,195 |

Total cash paid in 2010 for business acquisitions and investments was $15.2 million and $11.0 million, respectively.

## NOTE 3

**Facility consolidation and asset impairment charges**

For the years 2010-2012, the company recognized charges related to facility consolidation efforts. The company also recorded non-cash impairment charges to reduce the book value of goodwill, other intangible assets and long-lived assets. Impairment charges for certain minority-owned investments accounted for under the equity or cost methods were also recorded.

A summary of these charges by year is presented below:

*In thousands, except per share amounts*

| | 2012 | | |
|---|---|---|---|
| | Pre-Tax Amount | After-Tax Amount | Per Share Amount[a] |
| *Facility consolidation and asset impairment charges:* | | | |
| Goodwill - Digital | $ 90,053 | $ 86,553 | $ 0.37 |
| Property, plant and equipment - Publishing | 29,520 | 17,920 | 0.08 |
| Other - Publishing | 2,556 | 1,656 | 0.01 |
| Total facility consolidation and asset impairment charges against operations | 122,129 | 106,129 | 0.45 |
| *Non-operating charges:* | | | |
| Equity method investments | 7,036 | 4,336 | 0.02 |
| Total charges | $ 129,165 | $ 110,465 | $ 0.47 |

*(a) Total amounts may not sum due to rounding.*

*In thousands, except per share amounts*

| | 2011 | | |
|---|---|---|---|
| | Pre-Tax Amount | After-Tax Amount | Per Share Amount |
| *Facility consolidation and asset impairment charges:* | | | |
| Property, plant and equipment - Publishing | $ 17,085 | $ 10,282 | $ 0.04 |
| Other - Publishing | 10,158 | 7,261 | 0.03 |
| Total facility consolidation and asset impairment charges against operations | 27,243 | 17,543 | 0.07 |
| *Non-operating charges:* | | | |
| Equity method investments | 15,739 | 9,539 | 0.04 |
| Other investments | 14,529 | 8,729 | 0.04 |
| Total charges | $ 57,511 | $ 35,811 | $ 0.15 |

*In thousands, except per share amounts*

| | 2010 | | |
|---|---|---|---|
| | Pre-Tax Amount | After-Tax Amount | Per Share Amount[a] |
| *Facility consolidation and asset impairment charges:* | | | |
| Goodwill - Digital | $ 10,932 | $ 10,810 | $ 0.04 |
| Other intangible assets: | | | |
| Publishing | 16,930 | 12,359 | 0.05 |
| Digital | 1,603 | 1,006 | — |
| Total other intangible assets | 18,533 | 13,365 | 0.06 |
| Property, plant and equipment: | | | |
| Publishing | 15,489 | 9,472 | 0.04 |
| Broadcasting | 3,764 | 2,321 | 0.01 |
| Total property, plant and equipment | 19,253 | 11,793 | 0.05 |
| Other: | | | |
| Publishing | 3,301 | 2,025 | 0.01 |
| Broadcasting | 4,990 | 3,061 | 0.01 |
| Total other | 8,291 | 5,086 | 0.02 |
| Total facility consolidation and asset impairment charges against operations | 57,009 | 41,054 | 0.17 |
| *Non-operating charges:* | | | |
| Equity method investments | 2,731 | 1,634 | 0.01 |
| Total charges | $ 59,740 | $ 42,688 | $ 0.18 |

*(a)Total amounts may not sum due to rounding.*

In connection with the required annual impairment test of goodwill and indefinite-lived intangibles, potential impairments were indicated in 2012 and 2010 for certain reporting units in the company's Digital and Publishing Segments. The fair value of the reporting units was determined based on a multiple of earnings technique and/or a discounted cash flow technique. The company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within these reporting units. The implied value was less than the carrying value and therefore the impairment charges were taken.

The impairment charge in 2010 for other intangible assets, principally a masthead, was required because revenue results from the underlying business had softened from what was expected at the time the assets were last valued. Fair value was determined using a relief-from-royalty method. Carrying values were reduced to fair value for an indefinite lived asset and for certain definite-lived assets in accordance with ASC Topic 350.

Facility consolidation plans led the company to recognize charges associated with revising the useful lives of certain assets over a shortened periods as well as shutdown costs. Charges were recognized in the years 2010-2012. Certain assets classified as held-for-sale in accordance with ASC Topic 360 resulted in charges being recognized in 2012 as the carrying values were reduced to equal the fair value less cost to dispose. These fair values were based on estimates of prices for similar assets.

During 2010-2012, carrying values of certain investments in which the company owns noncontrolling interests were written down to fair value because the businesses underlying the investments had experienced significant and sustained operating losses, leading the company to conclude that they were other than temporarily impaired.

## NOTE 4

### Goodwill and other intangible assets

ASC Topic 350 requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. Recognized intangible assets that have finite useful lives are amortized over their useful lives and are subject to tests for impairment in accordance with the requirements included within ASC Topic 350.

The company performed impairment tests on its goodwill and intangible assets during 2012 and as a result recognized non-cash impairment charges totaling $90 million on its goodwill in the Digital Segment. The impairment charges coincide with the reduction in advertising from a large customer during the fourth quarter of 2012 as well as a change in strategy and the development of updated financial projections reflective of these events.

Goodwill impairment tests completed in 2011 indicated no impairment. In 2010, the company performed interim and year-end impairment tests on its goodwill and other intangible assets and, as a result, recognized non-cash impairment charges totaling $29 million. The charges in 2010 included goodwill and other intangibles for the Digital segment of $11 million and $2 million, respectively, and $17 million for other intangibles for the Publishing segment (for a publication masthead in the U.K.).

The following table displays goodwill, indefinite-lived intangible assets, and amortizable intangible assets at Dec. 30, 2012, and Dec. 25, 2011.

*In thousands of dollars*

| | Gross | Accumulated Amortization | Net |
|---|---|---|---|
| **Dec. 30, 2012** | | | |
| Goodwill | $ 2,846,869 | $ — | $ 2,846,869 |
| Indefinite-lived intangibles: | | | |
| Mastheads and trade names | 95,308 | — | 95,308 |
| Television station FCC licenses | 255,304 | — | 255,304 |
| Amortizable intangible assets: | | | |
| Customer relationships | 313,567 | 197,300 | 116,267 |
| Other | 56,965 | 23,931 | 33,034 |
| Total | $ 3,568,013 | $ 221,231 | $ 3,346,782 |
| **Dec. 25, 2011** | | | |
| Goodwill | $ 2,864,885 | $ — | $ 2,864,885 |
| Indefinite-lived intangibles: | | | |
| Mastheads and trade names | 93,163 | — | 93,163 |
| Television station FCC licenses | 255,304 | — | 255,304 |
| Amortizable intangible assets: | | | |
| Customer relationships | 298,437 | 169,499 | 128,938 |
| Other | 43,624 | 18,834 | 24,790 |
| Total | $ 3,555,413 | $ 188,333 | $ 3,367,080 |

Amortization expense was $33.3 million in 2012 and $31.6 million in 2011. The increase primarily reflects the impact of additional acquisitions made in 2012. Customer relationships, which include subscriber lists and advertiser relationships, are amortized on a straight-line basis over periods ranging from three to 25 years. Other intangibles primarily include internally developed technology, patents and amortizable trade names and were assigned lives of between three and 21 years and are amortized on a straight-line basis.

Annual amortization expense relating to the amortizable intangibles is expected to be approximately $34 million in 2013 and gradually decline to $13 million in 2017 assuming no acquisitions or dispositions.

The following table shows the changes in the carrying amount of goodwill during 2012 and 2011.

*In thousands of dollars*

| | Publishing | Digital | Broadcasting | Total |
|---|---|---|---|---|
| **Goodwill** | | | | |
| Gross balance at Dec. 26, 2010 ... | $ 7,599,030 | $ 675,527 | $ 1,618,563 | $ 9,893,120 |
| Accumulated impairment losses | (7,019,557) | (36,603) | — | (7,056,160) |
| Net balance at Dec. 26, 2010 ... | $ 579,473 | $ 638,924 | $ 1,618,563 | $ 2,836,960 |
| Acquisitions & adjustments ..... | 11,215 | 17,500 | — | 28,715 |
| Foreign currency exchange rate changes ........ | 1,789 | (2,538) | (41) | (790) |
| Balance at Dec. 25, 2011 ... | $ 592,477 | $ 653,886 | $ 1,618,522 | $ 2,864,885 |
| Gross balance at Dec. 25, 2011 ... | 7,643,255 | 680,489 | 1,618,522 | 9,942,266 |
| Accumulated impairment losses | (7,050,778) | (26,603) | — | (7,077,381) |
| Net balance at Dec. 25, 2011 ... | $ 592,477 | $ 653,886 | $ 1,618,522 | $ 2,864,885 |
| Acquisitions & adjustments ..... | 22,747 | 39,241 | — | 61,988 |
| Impairment ..... | — | (90,053) | — | (90,053) |
| Foreign currency exchange rate changes ........ | 6,918 | 3,051 | 80 | 10,049 |
| Balance at Dec. 30, 2012 ... | $ 622,142 | $ 606,125 | $ 1,618,602 | $ 2,846,869 |
| Gross balance at Dec. 30, 2012 ... | 7,754,959 | 722,781 | 1,618,602 | 10,096,342 |
| Accumulated impairment losses | (7,132,817) | (116,656) | — | (7,249,473) |
| Net balance at Dec. 30, 2012 ... | $ 622,142 | $ 606,125 | $ 1,618,602 | $ 2,846,869 |

## NOTE 5

**Supplemental cash flows information**

Cash paid in 2012, 2011 and 2010 for income taxes and for interest (net of amounts capitalized) was as follows:

*In thousands of dollars*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Income taxes .................... | $ 81,559 | $ 135,051 | $ 195,253 |
| Interest......................... | $ 138,906 | $ 161,960 | $ 171,537 |

Interest in the amount of $477,000 was capitalized in 2010. No interest was capitalized for 2011 and 2012.

Included in Repurchase of and distributions to noncontrolling membership interests on the Consolidated Statement of Cash Flows is $16 million of then unpaid distributions as of Dec. 25, 2011. These funds were in restricted cash for this purpose and classified within Investments and other assets, net on the Consolidated Balance Sheet at Dec. 25, 2011. Other long-term liabilities on the Consolidated Balance Sheet at Dec. 25, 2011 included a liability for this amount which was subsequently paid in 2012.

**NOTE 6**

**Investments**

The company's investments include several that are accounted for under the equity method. Principal among these are the following:

| | % Owned |
|---|---|
| Wanderful Media, LLC | 11.36% |
| Ponderay Newsprint Company | 13.50% |
| Pearl, LLC | 16.20% |
| Garnet Media | 18.10% |
| California Newspapers Partnership | 19.49% |
| 4Info | 23.49% |
| Classified Ventures | 23.60% |
| Livestream | 26.60% |
| HotelMe, LLC | 32.14% |
| Homefinder.com | 33.33% |
| Topix | 33.71% |
| Texas-New Mexico Newspapers Partnership | 40.64% |
| Tucson Newspaper Partnership | 50.00% |

The aggregate carrying value of equity investments at Dec. 30, 2012, was $123 million. Certain differences exist between the company's investment carrying value and the underlying equity of the investee companies principally due to fair value measurement at the date of investment acquisition and due to impairment charges recorded by the company for certain of the investments. The aggregate amount of pretax earnings recorded by the company for its investments accounted for under the equity method was $22 million, $8 million, and $19 million for 2012, 2011, and 2010, respectively. Distributions received from the investees were $36 million, $53 million and $45 million in 2012, 2011, and 2010, respectively.

The company's net equity income in unconsolidated investees for 2012, 2011 and 2010 included $7 million, $16 million and $3 million, respectively, of impairment charges related to certain digital business investments.

The company also recorded revenue related to CareerBuilder and Classified Ventures products for online advertisements placed on its publishing affiliated digital platforms. Such amounts totaled approximately $161 million for 2012, $154 million for 2011 and $142 million for 2010. These revenues are recorded within Publishing Segment advertising revenue.

**NOTE 7**

**Long-term debt**

The long-term debt of the company is summarized below:

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| Unsecured notes bearing fixed rate interest at 6.375% repaid April 2012 | $ — | $ 306,534 |
| Borrowings under revolving credit agreements expiring September 2014 | 205,000 | 235,000 |
| Unsecured notes bearing fixed rate interest at 8.75% due November 2014 | 248,376 | 247,609 |
| Unsecured notes bearing fixed rate interest at 10% due June 2015 | 61,286 | 59,522 |
| Unsecured notes bearing fixed rate interest at 6.375% due September 2015 | 248,497 | 247,995 |
| Unsecured notes bearing fixed rate interest at 10% due April 2016 | 174,241 | 169,775 |
| Unsecured notes bearing fixed rate interest at 9.375% due November 2017 | 247,547 | 247,168 |
| Unsecured notes bearing fixed rate interest at 7.125% due September 2018 | 247,153 | 246,760 |
| Total long-term debt | $ 1,432,100 | $ 1,760,363 |

Total average debt outstanding in 2012 and 2011 was $1.7 billion and $2.1 billion, respectively. The weighted average interest rate on all debt was 7.7% for 2012 and 7.4% for 2011.

On Dec. 30, 2012, the company had unused borrowing capacity of $922 million under its revolving credit agreements. In addition, its revolving credit agreements allow the company to borrow at least $1.25 billion of additional unsecured debt (unrestricted as to purpose) guaranteed by the guarantor subsidiaries under these credit agreements. This borrowing limit is subject to increases depending upon the company's total leverage ratio.

During 2010 and 2009, the company completed a series of financing transactions which improved its debt maturity profile.

In September 2010, the company completed a private placement offering of unsecured senior notes totaling $500 million in two tranches: $250 million with a coupon of 6.375% due 2015 and $250 million with a coupon of 7.125% due 2018. The 2015 notes were priced at 98.970% of face value, resulting in a yield to maturity of 6.625%. The 2018 notes were priced at 98.527% of face value, resulting in a yield to maturity of 7.375%. On or after Sept. 1, 2014, the 2018 notes may be redeemed or purchased by the company at the applicable redemption price (expressed as a percentage of the principal amount of the 2018 notes) plus accrued but unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on Sept. 1 of the following years: 2014 – 103.563%, 2015 – 101.781% and 2016 and thereafter 100.000%. The company used the net proceeds of the offering to partially repay borrowings outstanding under its revolving credit agreements and its then outstanding term loan.

In September 2010, the company amended its revolving credit agreements and extended the maturity date with the majority of its lenders from March 15, 2012 to Sept. 30, 2014. Total commitments under the amended revolving credit agreements are $1.14 billion through Sept. 30, 2014.

In October 2009, the company completed a private placement offering of $250 million in aggregate principal amount of 8.750% senior notes due 2014 and $250 million in aggregate principal amount of 9.375% senior notes due 2017. The 2014 notes were priced at 98.465% of face value, resulting in a yield to maturity of 9.125%. The 2017 notes were priced at 98.582% of face value, resulting in a yield to maturity of 9.625%. On or after November 15, 2013, the 2017 notes may be redeemed or purchased by the company at the applicable redemption price (expressed as a percentage of the principal amount of the 2017 notes) plus accrued but unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on November 15 of the following years: 2013 – 104.688%, 2014 – 102.344% and 2015 and thereafter 100.000%.

In May 2009, the company completed a private exchange offer related to its 5.75% fixed rate notes due June 2011 and its 6.375% fixed rate notes due April 2012. The company exchanged approximately $67 million in principal amount of its 2011 notes for approximately $67 million principal amount of new 10% senior notes due 2015, and approximately $193 million in principal amount of its 2012 notes for approximately $193 million principal amount of new 10% senior notes due 2016.

The notes issued during 2010 and 2009 with maturity dates in 2014 and thereafter were made available in private offerings that were exempt from the registration requirements of the Securities Act of 1933. These notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit and term loan agreements discussed more fully below.

The company's three revolving credit agreements require the company to maintain a senior leverage ratio of less than 3.5x. The agreements also require the company to maintain a total leverage ratio of less than 4.0x. The total leverage ratio would also include any subordinated debt the company may issue in the future. Currently, all of the company's debt is senior and unsecured. At Dec. 30, 2012, the senior leverage ratio was 1.41x.

Commitment fees since March 15, 2012 on the revolving credit agreements are equal to 0.50% of the undrawn commitments. Prior to this, the company paid a fee to the lenders that agreed in September 2010 to extend their commitments from 2012 to 2014 based on the leverage ratio that ranged from 0 to 75 basis points for drawn amounts and 25 basis points for undrawn amounts.

Under each of the agreements, the company may borrow at an applicable margin above the Eurodollar base rate or the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. The applicable margin is determined based on the company's leverage ratio but will differ between Eurodollar base rate loans and loans based on the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. For borrowings at a margin above the Eurodollar base rate, the margin varies from 2.00% to 3.25%. For borrowings at a margin above the higher of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, the margin will vary from 1.00% to 2.25%. At its current leverage ratios, the company's applicable margins will be 2.25% and 1.25%, respectively.

In connection with each of its three revolving credit agreements and its then outstanding loan agreement, the company agreed to provide guarantees from a majority of its domestic wholly-owned subsidiaries in the event that the company's credit ratings from either Moody's or S&P fell below investment grade. In the first quarter of 2009, the company's credit rating was downgraded below investment grade by both S&P and Moody's. Accordingly, the guarantees were triggered and the existing notes then due in 2011 and 2012 and other unsecured debt of the company became structurally subordinated to the revolving credit agreements and its then outstanding term loan.

On Aug. 21, 2009, Moody's confirmed the company's Ba1 corporate family rating and its Ba2 senior unsecured debt rating. In addition, Moody's rated the company's bank debt, which included its revolving credit facilities, Baa3. The Baa3 rating was also applicable to most of the company's long-term debt which has the same subsidiary guarantees as the bank debt, while the Ba2 rating applied to certain non-guaranteed senior long-term debt. On April 2, 2012, following the redemption of the last tranche of the company's non-guaranteed long-term debt, Moody's changed the company's senior unsecured debt rating to Ba1 and lowered the rating applicable to the company's revolving credit facilities and remaining guaranteed long-term debt to Ba1 for consistency with the new senior unsecured debt rating.

As of Dec. 30, 2012, the company had $205 million of borrowings under its revolving credit agreements. The maximum amount outstanding at any time during 2012 and 2011 was $521 million and $470 million, respectively. The daily average outstanding balance of the revolving credit agreements during 2012 and 2011 was $353 million and $257 million, respectively. The weighted average interest rate for 2012 was 2.8% and 2.6% for 2011.

The company has an effective universal shelf registration statement under which an unspecified amount of securities may be issued, subject to a $7 billion limit established by the Board of Directors. Proceeds from the sale of such securities may be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of debt and financing of acquisitions. The company may also invest borrowed funds that are not required for other purposes in short-term marketable securities.

The following schedule shows the annual maturities of long term debt:

| *In thousands of dollars* | |
|---|---|
| **2013** | $ — |
| **2014** | 453,376 |
| **2015** | 309,783 |
| **2016** | 174,241 |
| **2017** | 247,547 |
| **2018** | 247,153 |
| ***Total*** | $ 1,432,100 |

The company's debt maturities may be repaid with cash flow from operating activities or by accessing capital markets or a combination of both.

## NOTE 8

**Retirement plans**

The company and its subsidiaries have various retirement plans, including plans established under collective bargaining agreements. The company's principal retirement plan is the Gannett Retirement Plan (GRP). The disclosure tables below also include the assets and obligations of the Gannett Supplemental Retirement Plan (SERP), the Newsquest Pension Scheme in the U.K., and the Newspaper Guild of Detroit Pension Plan. The company uses a Dec. 31 measurement date for its retirement plans.

During 2008, substantially all of the participants in the GRP and the SERP had their benefits under these plans frozen. Amendments were made to the existing Gannett 401(k) Savings Plan (401(k) Plan) and the Gannett Deferred Compensation Plan (DCP). Most participants whose benefits were frozen under the GRP and, if applicable, the SERP received higher matching contributions under the 401(k) Plan. The matching contribution rate generally increased from 50% of the first 6% of compensation that an employee elects to contribute to the plan to 100% of the first 5% of contributed compensation. The company also makes additional employer contributions to the 401(k) Plan on behalf of certain long-service employees. The DCP was amended to provide for Gannett contributions on behalf of certain employees whose benefits under the 401(k) Plan are capped by IRS rules. Participants whose benefits were frozen will have their benefits periodically increased by a cost of living adjustment until benefits commence.

In October 2010, after discussion with its pension plan trustees and employees, the company decided to freeze the Newsquest defined benefit plan, effective March 31, 2011. The plan freeze was made to reduce pension expense and funding volatility and was part of a package of measures to address the plan's deficit. The company recognized a pre-tax curtailment gain of $3.3 million in 2010 in connection with this closure.

The company's pension costs, which include costs for its qualified and non-qualified plans, are presented in the following table:

*In thousands of dollars*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Service cost—benefits earned during the period | $ 7,545 | $ 7,833 | $ 14,829 |
| Interest cost on benefit obligation | 155,376 | 171,339 | 176,738 |
| Expected return on plan assets | (189,863) | (211,659) | (191,614) |
| Amortization of prior service costs | 7,689 | 7,580 | 6,731 |
| Amortization of actuarial loss | 53,429 | 37,901 | 46,870 |
| Pension expense for company-sponsored retirement plans | 34,176 | 12,994 | 53,554 |
| Curtailment gains | — | — | (3,840) |
| Settlement and special termination benefit charge | 7,946 | 1,068 | — |
| Total pension cost | $ 42,122 | $ 14,062 | $ 49,714 |

The following table provides a reconciliation of pension benefit obligations (on a projected benefit obligation measurement basis), plan assets and funded status of company-sponsored retirement plans, along with the related amounts that are recognized in the Consolidated Balance Sheets.

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| ***Change in benefit obligations*** | | |
| Benefit obligations at beginning of year | $ 3,351,494 | $ 3,217,877 |
| Service cost | 7,545 | 7,833 |
| Interest cost | 155,376 | 171,339 |
| Plan amendments | — | 1,297 |
| Plan participants' contributions | 7 | 3,885 |
| Actuarial loss | 300,525 | 182,789 |
| Foreign currency translation | 27,526 | 5,740 |
| Gross benefits paid | (245,899) | (240,334) |
| Special termination benefit | — | 1,068 |
| Settlements | (23,489) | — |
| Benefit obligations at end of year | $ 3,573,085 | $ 3,351,494 |
| ***Change in plan assets*** | | |
| Fair value of plan assets at beginning of year | $ 2,408,768 | $ 2,588,728 |
| Actual return on plan assets | 254,225 | (6,537) |
| Plan participants' contributions | 7 | 3,885 |
| Employer contributions | 137,499 | 56,392 |
| Gross benefits paid | (245,899) | (240,334) |
| Settlements | (23,489) | — |
| Foreign currency translation | 21,205 | 6,634 |
| Fair value of plan assets at end of year | $ 2,552,316 | $ 2,408,768 |
| Funded status at end of year | $ (1,020,769) | $ (942,726) |
| ***Amounts recognized in Consolidated Balance Sheets*** | | |
| Accrued benefit cost—current | $ (13,444) | $ (34,616) |
| Accrued benefit cost—long-term | $ (1,007,325) | $ (908,110) |

The funded status (on a projected benefit obligation basis) of the company's principal retirement plans at Dec. 30, 2012, is as follows:

*In thousands of dollars*

| | Fair Value of Plan Assets | Benefit Obligation | Funded Status |
|---|---|---|---|
| GRP | $ 1,868,164 | $ 2,461,782 | $ (593,618) |
| SERP [a] | — | 219,297 | (219,297) |
| Newsquest | 606,174 | 798,078 | (191,904) |
| Newspaper Guild Plan | 77,978 | 93,928 | (15,950) |
| Total | $ 2,552,316 | $ 3,573,085 | $ (1,020,769) |

[a] the SERP is an unfunded, unsecured liability

For each of the company's plans, both the accumulated benefit obligation and the projected benefit obligation exceeded the fair value of the plan assets. The accumulated benefit obligation for all defined benefit pension plans was $3.55 billion and $3.32 billion at Dec. 30, 2012 and Dec. 25, 2011, respectively.

Net actuarial losses recognized in accumulated other comprehensive loss were $1.72 billion as of Dec. 30, 2012 and $1.53 billion as of Dec. 25, 2011. Prior service cost recognized in accumulated other comprehensive loss was $61.3 million in 2012 and $69.0 million in 2011.

The actuarial loss and prior service cost amounts expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 are $60.8 million and $7.6 million, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss consist of the following:

*In thousands of dollars*

| | 2012 |
|---|---|
| Current year actuarial loss | $ (236,163) |
| Amortization of actuarial loss | 53,429 |
| Amortization of prior service costs | 7,689 |
| Actuarial gain due to settlement | 7,946 |
| Currency loss | (11,585) |
| ***Total*** | $ (178,684) |

***Pension costs:*** The following assumptions were used to determine net pension costs:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Discount rate | 4.83% | 5.49% | 5.88% |
| Expected return on plan assets | 8.25% | 8.75% | 8.75% |
| Rate of compensation increase | 2.96% | 2.95% | 2.88% |

The expected return on plan assets assumption was determined based on plan asset allocations, a review of historic capital market performance, historical plan asset performance and a forecast of expected future plan asset returns.

***Benefit obligations and funded status:*** The following assumptions were used to determine the year-end benefit obligations:

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| Discount rate | 4.08% | 4.86% |
| Rate of compensation increase | 2.97% | 2.96% |

During 2012, the company made contributions of $94 million to the GRP. The company contributed $8 million to the U.K. retirement plan in 2012. Early in fiscal year 2013, the company contributed $50 million to the GRP. As a result of this contribution, the company has no further funding obligations to the GRP during 2013. The company expects to contribute $37 million to the U.K retirement plan in 2013.

***Plan assets:*** The fair value of plan assets was approximately $2.6 billion and $2.4 billion at the end of 2012 and 2011, respectively. The expected long-term rate of return on these assets was 8.25% for 2012, and 8.75% for 2011 and 2010. The asset allocation for the GRP at the end of 2012 and 2011, and target allocations for 2013, by asset category, are presented in the table below:

| | Target Allocation | Allocation of Plan Assets | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Equity securities | 47% | 51% | 46% |
| Debt securities | 35 | 35 | 39 |
| Other | 18 | 14 | 15 |
| Total | 100% | 100% | 100% |

The primary objective of company-sponsored retirement plans is to provide eligible employees with scheduled pension benefits: the "prudent man" guideline is followed with regard to the investment management of retirement plan assets. Consistent with prudent standards for preservation of capital and maintenance of liquidity, the goal is to earn the highest possible total rate of return while minimizing risk. The principal means of reducing volatility and exercising prudent investment judgment is diversification by asset class and by investment manager; consequently, portfolios are constructed to attain prudent diversification in the total portfolio, each asset class, and within each individual investment manager's portfolio. Investment diversification is consistent with the intent to minimize the risk of large losses. All objectives are based upon an investment horizon spanning five years so that interim market fluctuations can be viewed with the appropriate perspective. The target asset allocation represents the long-term perspective. Retirement plan assets will be rebalanced periodically to align them with the target asset allocations. Risk characteristics are measured and compared with an appropriate benchmark quarterly; periodic reviews are made of the investment objectives and the investment managers. The company's actual investment return on its Gannett Retirement Plan assets was 12.6% for 2012, 0.4% for 2011 and 14.0% for 2010.

Retirement plan assets include approximately 1.2 million shares of the company's common stock valued at approximately $22 million and $17 million at the end of 2012 and 2011, respectively. The plan received dividends of approximately $1 million on these shares in 2012.

***Cash flows:*** The company estimates it will make the following benefit payments (from either retirement plan assets or directly from company funds), which reflect expected future service, as appropriate:

*In thousands of dollars*

| | |
|---|---|
| **2013** | $ 208,975 |
| **2014** | $ 214,648 |
| **2015** | $ 215,860 |
| **2016** | $ 217,673 |
| **2017** | $ 222,956 |
| **2018-2022** | $ 1,095,723 |

***Multi-employer plans that provide pension benefits:*** The company contributes to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements (CBA) that cover its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- The company plays no part in the management of plan investments or any other aspect of plan administration.
- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the company chooses to stop participating in some of its multi-employer plans, the company may be required to pay those plans an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The company's participation in these plans for the annual period ended Dec. 30, 2012, is outlined in the table below. The "EIN/ Pension Plan Number" column provides the Employee Identification Number (EIN) and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act (PPA) zone statuses available are for the plan's year-end at Dec. 31, 2011 and Dec. 31, 2010, respectively. The zone status is based on information that the company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both a) less than 80% funded and b) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

The company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, Gannett's contribution represented less than 5% of total contributions to the plan.

The company incurred expenses for multi-employer withdrawal liabilities of $3 million, $30 million and $4 million in 2012, 2011, and 2010, respectively. Other long-term liabilities on the Consolidated Balance Sheet as of Dec. 30, 2012 and Dec. 25, 2011 include $38 million and $42 million, respectively, for such withdrawal liabilities. For plans representing $30 million of the total, the actual withdrawal liabilities will not be known until 2013 or 2014 and no payments will be required until such determinations are made. Expenses and liabilities recorded by the company for the plans in 2011 were substantially higher than in previous years. The costs and liabilities recorded in 2011 primarily relate to withdrawal liabilities triggered upon the company's decision in December 2011 to cease production activities at its Cincinnati publishing operations and transition them to a non-Gannett publisher in Columbus, OH.

***Multi-employer Pension Plans***

| Pension Plan Name | EIN Number/ Plan Number | Zone Status Dec. 31, 2012 | Zone Status Dec. 31, 2011 | FIP/RP Status Pending/ Implemented | Contributions (in thousands) 2012 | 2011 | 2010 | Surcharge Imposed | Expiration Dates of CBAs |
|---|---|---|---|---|---|---|---|---|---|
| AFTRA Retirement Plan (a) | 13-6414972/001 | Green as of Nov. 30, 2011 | Green as of Nov. 30, 2010 | NA | $ 965 | $ 896 | $ 858 | NA | 7/13/2012 6/30/2013 12/16/2013 |
| CWA/ITU Negotiated Pension Plan | 13-6212879/001 | Red | Red | Implemented | 572 | 146 | 169 | No | 11/13/2012-3/27/2016 |
| GCIU—Employer Retirement Benefit Plan (a) | 91-6024903/001 | Red | Red | Implemented | 380 | 280 | 331 | No | 4/13/2011-1/31/2015 |
| The Newspaper Guild International Pension Plan (a) | 52-1082662/001 | Red | Red | Implemented | 415 | 385 | 392 | No | 11/13/2012 12/20/2012 |
| IAM National Pension Plan (a) | 51-6031295/002 | Green | Green | NA | 341 | 308 | 315 | NA | 4/30/2013 |
| Teamsters Pension Trust Fund of Philadelphia and Vicinity (a) | 23-1511735/001 | Yellow | Yellow | Implemented | 876 | 1,054 | 995 | NA | 12/14/2012 3/11/2013 |
| Central Pension Fund of the International Union of Operating Engineers and Participating Employers (a) | 36-6052390/001 | Green as of Jan. 31, 2012 | Green as of Jan. 31, 2011 | NA | 158 | 163 | 166 | NA | 4/30/2013 |
| Central States Southeast and Southwest Areas Pension Fund | 36-6044243/001 | Red | Red | Implemented | 260 | 372 | 343 | No | 6/30/2013 |
| **Total** | | | | | $3,967 | $3,604 | $3,569 | | |

*(a) This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.*

## NOTE 9

**Postretirement benefits other than pensions**

The company provides health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of the company's retirees contribute to the cost of these benefits and retiree contributions are increased as actual benefit costs increase. The cost of providing retiree health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. The company's policy is to fund benefits as claims and premiums are paid. The company eliminated postretirement medical and life insurance benefits for most U.S. employees under 50 years of age effective Jan. 1, 2006. The company uses a Dec. 31 measurement date for these plans.

Postretirement benefit cost for health care and life insurance included the following components:

*In thousands of dollars*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Service cost – benefits earned during the period | $ 545 | $ 611 | $ 713 |
| Interest cost on net benefit obligation | 7,744 | 9,205 | 10,606 |
| Amortization of prior service credit | (19,190) | (19,510) | (19,377) |
| Amortization of actuarial loss | 1,943 | 5,444 | 4,949 |
| Net periodic postretirement benefit | $ (8,958) | $ (4,250) | $ (3,109) |

The table below provides a reconciliation of benefit obligations and funded status of the company's postretirement benefit plans:

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| ***Change in benefit obligations*** | | |
| Net benefit obligations at beginning of year | $ 184,131 | $ 191,282 |
| Service cost | 545 | 611 |
| Interest cost | 7,744 | 9,205 |
| Plan participants' contributions | 10,362 | 10,896 |
| Actuarial (gain) loss | (5,877) | 2,482 |
| Gross benefits paid | (29,245) | (32,386) |
| Federal subsidy on benefits paid | 1,932 | 2,041 |
| Net benefit obligations at end of year | $ 169,592 | $ 184,131 |
| ***Change in plan assets*** | | |
| Fair value of plan assets at beginning of year | $ — | $ — |
| Employer contributions | 18,883 | 21,490 |
| Plan participants' contributions | 10,362 | 10,896 |
| Gross benefits paid | (29,245) | (32,386) |
| Fair value of plan assets at end of year | $ — | $ — |
| Benefit obligation at end of year | $ 169,592 | $ 184,131 |
| Accrued postretirement benefit cost: | | |
| Current | $ 19,655 | $ 20,432 |
| Noncurrent | $ 149,937 | $ 163,699 |

Net actuarial losses recognized in accumulated other comprehensive loss were $23.5 million in 2012 and $30.8 million in 2011. Prior service credits recognized in accumulated other comprehensive loss were $24.9 million as of Dec. 30, 2012 and $44.1 million as of Dec. 25, 2011.

The actuarial loss and prior service credit estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2013 are $1.9 million and $9.2 million, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) consist of the following:

*In thousands of dollars*

| | 2012 |
|---|---|
| Current year actuarial gain | $ 5,364 |
| Amortization of actuarial loss | 1,943 |
| Amortization of prior service credit | (19,190) |
| ***Total*** | $ (11,883) |

***Postretirement benefit costs:*** The following assumptions were used to determine postretirement benefit cost:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Discount rate | 4.75% | 5.30% | 5.80% |
| Health care cost trend rate assumed for next year | 6.50% | 6.50% | 6.50% |
| Ultimate trend rate | 5.00% | 5.00% | 5.00% |
| Year that ultimate trend rate is reached | 2016 | 2015 | 2014 |

***Benefit obligations and funded status:*** The following assumptions were used to determine the year-end benefit obligation:

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| Discount rate | 3.80% | 4.75% |
| Health care cost trend rate assumed for next year | 6.50% | 6.50% |
| Ultimate trend rate | 5.00% | 5.00% |
| Year that ultimate trend rate is reached | 2016 | 2015 |

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. The effect of a 1% change in the health care cost trend rate would result in a change of approximately $7.0 million in the 2012 postretirement benefit obligation and a $0.3 million change in the aggregate service and interest components of the 2012 expense.

***Cash flows:*** The company expects to make the following benefit payments, which reflect expected future service, and to receive the following federal subsidy benefits as appropriate:

| *In thousands of dollars* | Benefit Payments | Subsidy Benefits |
|---|---|---|
| **2013** | $ 19,655 | $ 4,360 |
| **2014** | $ 19,154 | $ 3,626 |
| **2015** | $ 18,559 | $ 3,592 |
| **2016** | $ 17,751 | $ 3,501 |
| **2017** | $ 16,927 | $ 3,439 |
| **2018-2022** | $ 69,422 | $ 15,361 |

The amounts above exclude the participants' share of the benefit cost. The company's policy is to fund benefits as claims and premiums are paid.

## NOTE 10

**Income taxes**

The provision (benefit) for income taxes on income from continuing operations consists of the following:

*In thousands of dollars*

| 2012 | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 82,200 | $ 106,000 | $ 188,200 |
| State and other | (2,600) | 17,100 | 14,500 |
| Foreign | (6,900) | (400) | (7,300) |
| ***Total*** | $ 72,700 | $ 122,700 | $ 195,400 |

*In thousands of dollars*

| 2011 | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 81,500 | $ 74,600 | $ 156,100 |
| State and other | (800) | 30,100 | 29,300 |
| Foreign | (25,400) | (7,200) | (32,600) |
| ***Total*** | $ 55,300 | $ 97,500 | $ 152,800 |

*In thousands of dollars*

| 2010 | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 135,442 | $ 129,829 | $ 265,271 |
| State and other | (51,252) | 19,150 | (32,102) |
| Foreign | 9,460 | 1,384 | 10,844 |
| ***Total*** | $ 93,650 | $ 150,363 | $ 244,013 |

The components of income from continuing operations attributable to Gannett Co., Inc. before income taxes consist of the following:

*In thousands of dollars*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Domestic | $ 538,988 | $ 530,660 | $ 729,485 |
| Foreign | 80,692 | 80,888 | 81,856 |
| ***Total*** | $ 619,680 | $ 611,548 | $ 811,341 |

The provision for income taxes on continuing operations varies from the U.S. federal statutory tax rate as a result of the following differences:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| U.S. statutory tax rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in taxes resulting from: | | | |
| Non-deductible goodwill impairment | 5.2 | — | 0.6 |
| State/other income taxes net of federal income tax | 2.2 | 3.0 | 3.5 |
| Statutory rate differential and permanent differences in earnings in foreign jurisdictions | (5.6) | (5.4) | (2.7) |
| Audit resolutions | (4.6) | (4.2) | — |
| Permanent stock basis deductions | — | (1.8) | — |
| Lapse of statutes of limitations net of federal income tax | (1.8) | (1.6) | (7.2) |
| Other, net | 1.1 | — | 0.9 |
| ***Effective tax rate*** | 31.5% | 25.0% | 30.1% |

The permanent stock basis deduction is primarily related to the disposal of certain business assets in 2011. An impairment charge for these assets had been recorded in previous years, however no related tax benefit had been taken as the formal disposal of the assets did not occur until 2011.

Absent the effect of facility consolidation, asset impairment and workforce restructuring charges in the years 2010-2012, the special net tax benefit from the release of certain tax reserves due to audit settlements and the lapse of statutes of limitations for the years from 2010 to 2012, and the special net tax benefit from the permanent stock basis deduction for 2011, the company's effective tax rate would have been 30.9% for 2012, 31.6% for 2011, and 33.1% for 2010.

In addition to the income tax provision presented above for continuing operations, the company also recorded federal and state income taxes payable on discontinued operations in 2010.

Taxes provided on the earnings from discontinued operations include amounts reclassified from previously reported income tax provisions and totaled $11.7 million for 2010, covering U.S. federal and state income taxes and representing an effective rate of 36%. Also included in discontinued operations for 2010 is a recognized gain of $21.2 million, which is net of tax. Taxes provided on the gains from the disposals totaled approximately $12.2 million for 2010, covering U.S. federal and state income taxes and represent an effective rate of 36%.

Deferred income taxes reflect temporary differences in the recognition of revenue and expense for tax reporting and financial statement purposes. Amortization of intangibles represents the largest component of the deferred provision. Deferred tax liabilities and assets are adjusted for enacted changes in tax laws or tax rates of the various tax jurisdictions. The amounts of such adjustments for 2012, 2011 and 2010 are not significant.

Deferred tax liabilities and assets were composed of the following at the end of 2012 and 2011:

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| *Liabilities* | | |
| Accelerated depreciation | $ 255,612 | $ 295,391 |
| Accelerated amortization of deductible intangibles | 174,229 | 121,679 |
| Other | 26,989 | 29,890 |
| Total deferred tax liabilities | 456,830 | 446,960 |
| *Assets* | | |
| Accrued compensation costs | 77,684 | 97,532 |
| Pension | 368,803 | 346,000 |
| Postretirement medical and life | 65,573 | 71,674 |
| Federal tax benefits of uncertain state tax positions | 31,002 | 43,631 |
| Partnership investments including impairments | 39,542 | 52,344 |
| Loss carryforwards | 58,596 | 44,452 |
| Other | 66,164 | 77,035 |
| Total deferred tax assets | 707,364 | 732,668 |
| Valuation allowance | 76,419 | 54,287 |
| Total net deferred tax assets | $ 174,115 | $ 231,421 |
| ***Amounts recognized in Consolidated Balance Sheet*** | | |
| Net current deferred tax assets | $ 15,840 | $ 22,771 |
| Net long-term deferred tax assets | $ 158,275 | $ 208,650 |

Included in total deferred tax assets are valuation allowances of approximately $76 million and $54 million in 2012 and 2011, respectively, primarily related to foreign tax credits, foreign losses, and state net operating losses available for carry forward to future years. The change in valuation allowance from 2011 to 2012 is related primarily to additional foreign and state losses.

Realization of deferred tax assets for which valuation allowances have not been established is dependent upon generating sufficient future taxable income. The company expects to realize the benefit of these deferred tax assets through future reversals of its deferred tax liabilities, through the recognition of taxable income in the allowable carryback and carryforward periods, and through implementation of future tax planning strategies. Although realization is not assured, the company believes it is more likely than not that all deferred tax assets for which valuation allowances have not been established will be realized.

The company's legal and tax structure reflects acquisitions that have occurred over the years as well as the multi-jurisdictional nature of the company's businesses.

The following table summarizes the activity related to unrecognized tax benefits, excluding the federal tax benefit of state tax deductions:

*In thousands of dollars*

| | Dec. 30, 2012 | Dec. 25, 2011 |
|---|---|---|
| **Change in unrecognized tax benefits** | | |
| Balance at beginning of year | $ 110,282 | $ 153,531 |
| Additions based on tax positions related to the current year | 9,093 | 10,958 |
| Additions for tax positions of prior years | 11,929 | 17,009 |
| Reductions for tax positions of prior years | (30,110) | (44,155) |
| Settlements | (7,857) | (15,618) |
| Reductions due to lapse of statutes of limitations | (7,157) | (11,443) |
| Balance at end of year | $ 86,180 | $ 110,282 |

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $63 million as of Dec. 30, 2012, and $78 million as of Dec. 25, 2011. This amount includes the federal tax benefit of state tax deductions.

The company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The company also recognizes interest income attributable to overpayment of income taxes as a component of income tax expense, and it recognizes interest credits for the reversal of interest expense previously recorded for uncertain tax positions which are subsequently released. The company recognized income from interest and the release of penalty reserves of $8 million, $4 million and $40 million in 2012, 2011 and 2010, respectively. The amount of accrued interest and penalties payable related to unrecognized tax benefits was $29 million and $35 million as of Dec. 30, 2012 and Dec. 25, 2011, respectively.

The company files income tax returns in the U.S. and various state and foreign jurisdictions. The 2009 through 2011 tax years remain subject to examination by the IRS. The 2005 through 2011 tax years generally remain subject to examination by state authorities, and the years 2010 and 2011 are subject to examination in the U.K. In addition, tax years prior to 2005 remain subject to examination by certain states primarily due to the filing of amended tax returns as a result of the settlement of the IRS examination for these years and due to ongoing audits.

It is reasonably possible that the amount of unrecognized benefit with respect to certain of the company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits, lapses of statutes of limitations or other regulatory developments. At this time, the company estimates that the amount of its gross unrecognized tax positions may decrease by up to approximately $50 million within the next 12 months primarily due to lapses of statutes of limitations and settlement of ongoing audits in various jurisdictions.

## NOTE 11

## Shareholders' equity

### Capital stock and earnings per share

The company's earnings per share (basic and diluted) for 2012, 2011 and 2010 are presented below:

*In thousands, except per share amounts*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income attributable to Gannett Co., Inc. | $424,280 | $458,748 | $588,201 |
| Weighted average number of common shares outstanding (basic) | 232,327 | 239,228 | 238,230 |
| *Effect of dilutive securities* | | | |
| Stock options | 867 | 1,189 | 1,354 |
| Restricted stock | 2,552 | 2,147 | 1,720 |
| Performance Shares | 944 | — | — |
| 401(k) employer match | — | 204 | 301 |
| Weighted average number of common shares outstanding (diluted) | 236,690 | 242,768 | 241,605 |
| Earnings per share (basic) | $ 1.83 | $ 1.92 | $ 2.47 |
| Earnings per share (diluted) | $ 1.79 | $ 1.89 | $ 2.43 |

The diluted earnings per share amounts exclude the effects of approximately 6.5 million stock options outstanding for 2012, 18.3 million for 2011 and 19.6 million for 2010, as their inclusion would be antidilutive.

### Share repurchase program

In February 2012, the company announced that its Board of Directors approved a new program to repurchase up to $300 million in Gannett common stock (replacing a former repurchase program of $1 billion). During 2012, 10.3 million shares were purchased under the programs for $154 million. In 2011, 4.9 million shares were purchased under the former program for $53 million and no shares were purchased in 2010. As of Dec. 30, 2012, the value of shares that may be repurchased under the existing program is $150 million.

The shares may be repurchased at management's discretion, either in the open market or in privately negotiated block transactions. Management's decision to repurchase shares will depend on price and other corporate developments. Purchases may occur from time to time and no maximum purchase price has been set. There is no expiration date for the $300 million stock repurchase program. However, it is targeted to be completed over the two years following the announcement. Certain of the shares previously acquired by the company have been reissued in settlement of employee stock awards.

### Equity-based awards

In May 2001, the company's shareholders approved the adoption of the Omnibus Incentive Compensation Plan (the Plan). The Plan is administered by the Executive Compensation Committee of the Board of Directors and was amended and restated as of May 4, 2010 to increase the number of shares reserved for issuance to up to 60.0 million shares of company common stock for awards granted on or after the amendment date. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and other equity-based and cash-based awards. Awards may be granted to employees of the company and members of the Board of Directors. The Plan provides that shares of common stock subject to awards granted become available again for issuance if such awards are canceled or forfeited.

During 2011, the company established a performance share plan for senior executives pursuant to which awards were first made with a grant date of Jan.1, 2012. Under this plan, the company may issue shares of company common stock (Performance Shares) to senior executives following the completion of a three-year period beginning on the grant date. Generally, if an executive remains in continuous employment with the company during the full three-year incentive period, the number of performance share units (PSU) that an executive will receive will be determined based upon how the company's total shareholder return (TSR) compares to the TSR of a peer group of media companies during the three-year period. The PSU agreement provides for pro rata vesting if an executive's employment terminates prior to the end of the performance period due to death, disability, retirement, as defined in the award agreement. Non-vested units are forfeited upon termination for any other reason. Long-term equity awards – consisting of performance shares and restricted stock units – are generally made with a grant date of January 1.

The fair value and compensation expense of each PSU grant is determined by a Monte Carlo valuation model. Though the value of the PSU grant may change for each participant, the compensation expense recorded by the company is determined on the date of grant.

Each PSU is equal to and paid in one share of the company's common stock, but carries no voting or dividend rights. The number of shares ultimately issued for each PSU award may range from 0% to 200% of the award's target.

The company issues stock-based compensation to employees in the form of restricted stock units (RSUs). These awards generally entitle employees to receive at the end of a four-year incentive period one share of common stock for each RSU granted, conditioned on continued employment for the full incentive period. Under the plan, no more than 500,000 RSUs may be granted to any participant in any fiscal year.

The Plan also permits the company to issue restricted stock. Restricted Stock is an award of common stock that is subject to restrictions and such other terms and conditions as the Executive Compensation Committee determines. Under the Plan, no more than 500,000 restricted shares may be granted to any participant in any fiscal year.

The Plan also permits the company to issue stock options. Stock options may be granted as either non-qualified stock options or incentive stock options. Options are granted to purchase common stock of the company at not less than 100% of the fair market value on the day of grant. Options are exercisable at such times and subject to such terms and conditions as the Executive Compensation Committee determines. The Plan restricts the granting of options to any participant in any fiscal year to no more than 1,000,000 shares. Options issued from 1996 through November 2004 have a 10-year exercise period, and options issued in December 2004 and thereafter have an eight-year exercise period. Options generally become exercisable at 25% per year. The company discontinued annual stock option grants to senior executives in connection with the adoption of the performance share plan.

The company issued stock options to certain members of its Board of Directors as compensation for meeting fees and retainer fees, as well as long-term awards. Meeting fees paid as stock options fully vest upon grant. Retainers paid in the form of stock options vest in equal quarterly installments over one year. Long-term stock option awards vest in equal annual installments over four years. Expense is recognized on a straight-line basis over the vesting period based on the grant date fair value. During 2012, 2011 and 2010, members of the Board of Directors were awarded 74,611, 61,897 and 72,681 shares, respectively, of stock options as part of their compensation plan.

The company also issued restricted stock to certain members of its Board of Directors as compensation for meeting fees and retainer fees, as well as annual long-term awards. Meeting fees paid as restricted stock fully vest upon grant. Retainers paid in the form of restricted shares vest in equal quarterly installments over one year. Long-term awards vest in equal monthly installments over three years. Expense is recognized on a straight-line basis over the vesting period based on the grant date fair value. During 2012, 2011 and 2010, members of the Board of Directors were awarded 31,929 shares, 27,523 shares and 21,062 shares, respectively, of restricted stock as part of their compensation plan. All vested shares will be issued to directors when retiring from the Board.

The Executive Compensation Committee may grant other types of awards that are valued in whole or in part by reference to or that are otherwise based on fair market value of the company's common stock or other criteria established by the Executive Compensation Committee including the achievement of performance goals. The maximum aggregate grant of performance shares that may be awarded to any participant in any fiscal year shall not exceed 500,000 shares of common stock. The maximum aggregate amount of performance units or cash-based awards that may be awarded to any participant in any fiscal year shall not exceed $10,000,000.

In the event of a change in control as defined in the Plan, unless otherwise specified in the award agreement, (1) all outstanding options will become immediately exercisable in full; (2) all restricted periods and restrictions imposed on non-performance based restricted stock awards will lapse; (3) all non-performance based restricted stock units will fully vest; and (4) target payment opportunities attainable under all outstanding awards of performance-based restricted stock, performance units and performance shares will be paid as specified in the Plan.

***Determining fair value***

*Valuation and amortization method* – The company determined the fair value of stock options using the Black-Scholes option-pricing formula and the fair value of Performance Share using the Monte Carlo valuation model. This model considers the likelihood of Gannett and the peer group companies' share prices ending at various levels subject to certain price caps at the conclusion of the three-year incentive period. Key inputs into the Black-Scholes option-pricing formula and the Monte Carlo valuation model include expected term, expected volatility, expected dividend yield and the risk-free rate. Each assumption is discussed below. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the four-year vesting period for stock options. Expense for Performance Share awards for participants meeting certain retirement eligible criteria defined in the plan is recognized using the accelerated attribution method.

*Expected term* – The expected term represents the period that the company's stock-based awards are expected to be outstanding. The expected term for Performance Share awards is based on the incentive period. For stock options, it is determined based on historical experience of similar awards, giving consideration to contractual terms of the awards, vesting schedules and expectations of future employee behavior.

*Expected volatility* – The fair value of stock-based awards reflects volatility factors calculated using historical market data for the company's common stock and also the company's peer group when the Monte Carlo method is used. The time frame used is equal to the expected term.

*Expected dividend* – The dividend assumption is based on the company's expectations about its dividend policy on the date of grant.

*Risk-free interest rate* – The company bases the risk-free interest rate on the yield to maturity at the time of the award grant on zerocoupon U.S. government bonds having a remaining life equal to the award's expected life.

*Estimated forfeitures* – When estimating forfeitures, the company considers voluntary termination behavior as well as analysis of actual forfeitures.

The following assumptions were used to estimate the fair value of stock option and performance share awards:

| Stock Options Granted During | 2012 | 2011 | 2010 |
|---|---|---|---|
| Average expected term | 4.5 yrs. | 4.5 yrs. | 4.5 yrs. |
| Expected volatility.... | 65.74 - 66.95% | 62.46 - 64.39% | 59.41 - 62.24% |
| Weighted average volatility............ | 66.56% | 62.54% | 61.01% |
| Risk-free interest rates. | 0.84% | 0.87 - 2.21% | 1.51 - 2.65% |
| Expected dividend yield............... | 5.00% | 1.00 - 2.00% | 1.00% |
| Weighted average expected dividend .... | 5.00% | 1.06% | 1.00% |

| Performance Shares Granted During | 2012 | 2011 | 2010 |
|---|---|---|---|
| Expected term ....... | 3 yrs. | — | — |
| Expected volatility.... | 69.47% | — | — |
| Risk-free interest rate . | 0.41% | — | — |
| Expected dividend yield............... | 2.39% | — | — |

***Stock-based Compensation Expense:*** The following table shows the stock-based compensation related amounts recognized in the Consolidated Statements of Income for equity awards:

*In thousands, except per share amounts*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Restricted stock and RSUs ............ | $ 14,362 | $ 12,868 | $ 13,897 |
| Performance shares .................. | 7,991 | — | — |
| Stock options and other.............. | 4,255 | 15,135 | 18,810 |
| Total stock-based compensation ........ | 26,608 | 28,003 | 32,707 |
| Income tax benefit.................. | 10,111 | 10,641 | 12,429 |
| Stock-based compensation, net of tax.... | $ 16,497 | $ 17,362 | $ 20,278 |
| Per diluted share impact .............. | $ 0.07 | $ 0.07 | $ 0.08 |

***Stock Options:*** As of Dec. 30, 2012, there was $4.4 million of unrecognized compensation cost related to non-vested share-based compensation for options. Such amount will be adjusted for future changes in estimated forfeitures. Unrecognized compensation cost for options will be recognized on a straight-line basis over a weighted average period of 1.7 years.

During 2012, options were exercised from which the company received $24.5 million of cash. The intrinsic value of the options exercised was approximately $22.4 million. The actual tax benefit realized from the option exercises was $9.2 million.

During 2011, options exercised from which the company received $2.4 million of cash. The intrinsic value of the options exercised was approximately $3.9 million. The actual tax benefit realized from the option exercises was $1.3 million.

During 2010, options exercised from which the company received $2.0 million of cash. The intrinsic value of the options exercised was approximately $3.1 million. The actual tax benefit realized from the option exercises was $1.2 million.

Option exercises are satisfied through the issuance of shares from treasury stock.

A summary of the company's stock-option awards is presented below:

| 2012 Stock Option Activity | Shares | Weighted average exercise price | Weighted average remaining contractual term (in years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding at beginning of year .. | 20,340,291 | $ 47.66 | 3.5 | $17,184,761 |
| Granted .......... | 109,699 | $ 14.33 | | |
| Exercised......... | (2,716,637) | $ 9.38 | | |
| Canceled/Expired .. | (6,389,335) | $ 70.76 | | |
| Outstanding at end of year........... | 11,344,018 | $ 43.50 | 3.2 | $16,902,892 |
| Options exercisable at year end........ | 8,942,897 | $ 51.35 | 2.6 | $ 8,845,944 |
| Weighted average grant date fair value of options granted during the year .... | $ 5.43 | | | |

| 2011 Stock Option Activity | Shares | Weighted average exercise price | Weighted average remaining contractual term (in years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding at beginning of year .. | 23,649,290 | $ 52.08 | 3.9 | $28,819,223 |
| Granted .......... | 1,333,597 | $ 15.79 | | |
| Exercised......... | (496,749) | $ 5.71 | | |
| Canceled/Expired .. | (4,145,847) | $ 67.61 | | |
| Outstanding at end of year........... | 20,340,291 | $ 47.66 | 3.5 | $17,184,761 |
| Options exercisable at year end........ | 15,857,692 | $ 57.26 | 2.7 | $10,644,474 |
| Weighted average grant date fair value of options granted during the year .... | $ 7.63 | | | |

| 2010 Stock Option Activity | Shares | Weighted average exercise price | Weighted average remaining contractual term (in years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding at beginning of year .. | 25,243,251 | $ 58.68 | 4.1 | $33,560,103 |
| Granted.......... | 3,451,481 | $ 15.23 | | |
| Exercised ........ | (332,060) | $ 6.00 | | |
| Canceled/Expired .. | (4,713,382) | $ 63.70 | | |
| Outstanding at end of year........... | 23,649,290 | $ 52.08 | 3.9 | $28,819,223 |
| Options exercisable at year end ....... | 17,075,622 | $ 66.48 | 2.8 | $ 8,698,148 |
| Weighted average grant date fair value of options granted during the year .... | $ 7.22 | | | |

***Restricted Stock and RSUs:*** As of Dec. 30, 2012, there was $28.0 million of unrecognized compensation cost related to non-vested restricted stock and RSUs. This amount will be adjusted for future changes in estimated forfeitures and recognized on a straight-line basis over a weighted average period of 2.4 years.

A summary of restricted stock and RSU awards is presented below:

| 2012 Restricted Stock and RSU Activity | Shares | Weighted average fair value |
|---|---|---|
| Outstanding and unvested at beginning of year | 3,731,033 | $ 10.73 |
| Granted | 1,937,512 | $ 12.33 |
| Settled | (997,584) | $ 3.29 |
| Canceled | (601,452) | $ 11.95 |
| Outstanding and unvested at end of year | 4,069,509 | $ 12.98 |

| 2011 Restricted Stock and RSU Activity | Shares | Weighted average fair value |
|---|---|---|
| Outstanding and unvested at beginning of year | 4,421,437 | $ 12.19 |
| Granted | 175,023 | $ 13.21 |
| Settled | (469,634) | $ 33.51 |
| Canceled | (395,793) | $ 11.94 |
| Outstanding and unvested at end of year | 3,731,033 | $ 10.73 |

| 2010 Restricted Stock and RSU Activity | Shares | Weighted average fair value |
|---|---|---|
| Outstanding and unvested at beginning of year | 3,293,293 | $ 13.62 |
| Granted | 1,934,351 | $ 14.91 |
| Settled | (490,716) | $ 31.94 |
| Canceled | (315,491) | $ 12.97 |
| Outstanding and unvested at end of year | 4,421,437 | $ 12.19 |

***Performance Shares:*** As of Dec. 30, 2012, there was $5.9 million of unrecognized compensation cost related to non-vested performance shares. This amount will be adjusted for future changes in estimated forfeitures and recognized on a straight-line basis over a weighted average period of 2 years.

The following table summarizes the activity for non-vested performance share units during the year ended Dec. 30, 2012:

| Performance Shares Activity | Target number of shares | Weighted average fair value |
|---|---|---|
| Outstanding and unvested at beginning of year | — | $ — |
| Granted | 1,109,873 | $ 14.21 |
| Canceled | (127,421) | $ 14.12 |
| Outstanding and unvested at end of year | 982,452 | $ 14.23 |

**401(k) savings plan**

Substantially all employees of the company (other than those covered by a collective bargaining agreement) who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the 401(k) Plan. Employees can elect to save up to 50% of compensation on a pre-tax basis subject to certain limits.

On Aug. 1, 2008, the company approved amendments to its principal domestic retirement plans and to its 401(k) Plan. For most participants, the 401(k) Plan matching formula was changed to 100% of the first 5% of employee contributions. Prior to this change, the company generally matched 50% of the first 6% of employee contributions. The company also now makes additional 401(k) employer contributions on behalf of certain long-term employees. Compensation expense related to 401(k) contributions was $51.3 million in 2012, $49.6 million in 2011, and $46.0 million in 2010. In 2011 and 2010, the company's 401(k) match was settled with a combination of cash and treasury shares. In 2012, such settlements were all in cash.

**Accumulated other comprehensive income (loss)**

The elements of the company's Accumulated Other Comprehensive Loss consisted of the following items (net of tax): Pension, retiree medical and life insurance liabilities – a reduction of equity of $1.12 billion at Dec. 30, 2012, and $996 million at Dec. 25, 2011; and foreign currency translation gains – an increase of equity of $418 million at Dec. 30, 2012, and $400 million at Dec. 25, 2011.

## NOTE 12

**Commitments, contingent liabilities and other matters**

***Litigation:*** The company and a number of its subsidiaries are defendants in judicial and administrative proceedings involving matters incidental to their business. The company does not believe that any material liability will be imposed as a result of these matters.

***Leases:*** Approximate future minimum annual rentals payable under non-cancelable operating leases, primarily real-estate related, are as follows:

| In thousands of dollars | |
|---|---|
| **2013** | $ 53,809 |
| **2014** | 47,847 |
| **2015** | 40,920 |
| **2016** | 33,193 |
| **2017** | 28,173 |
| **Later years** | 73,788 |
| ***Total*** | $ 277,730 |

Total minimum annual rentals have not been reduced for future minimum sublease rentals aggregating $19.4 million. Total rental costs reflected in 2012 were $65 million, $63 million in 2011 and $72 million in 2010.

***Program broadcast contracts:*** The company has $52 million of commitments under programming contracts that include television station commitments to purchase programming to be produced in future years.

***Purchase obligations:*** The company has commitments under purchasing obligations totaling $186 million related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which the company is liable for under purchase orders outstanding at Dec. 30, 2012, are reflected in the Consolidated Balance Sheet as accounts payable and accrued liabilities and are excluded from the $186 million.

***Self insurance:*** The company is self-insured for most of its employee medical coverage and for its casualty, general liability and libel coverage (subject to a cap above which third party insurance is in place). The liabilities are established on an actuarial basis, with the advice of consulting actuaries, and totaled $105 million at the end of 2012 and $120 million at the end of 2011.

***Other matters:*** In December 1990, the company adopted a Transitional Compensation Plan (the TCP). The TCP provides termination benefits to key executives whose employment is terminated under certain circumstances within two years following a change in control of the company. Benefits under the TCP include a severance payment of up to three years' compensation and continued life and medical insurance coverage. The company amended the TCP in April 2010 to provide that new participants will not be entitled to the benefit of the TCP's excise tax gross-up or modified single trigger provisions.

In March 2011, the Advertiser Company, a Gannett subsidiary which publishes The Montgomery Advertiser, was notified by the U.S. EPA that it has been identified as a potentially responsible party for the investigation and remediation of groundwater contamination in downtown Montgomery, AL. At this point in the investigation, incomplete information is available about the site, other potentially responsible parties and what further investigation and remediation may be required. Accordingly, future costs at the site, and The Advertiser Company's share of such costs, if any, cannot yet be determined. Some of The Advertiser Company's fees and costs in connection with this matter may be reimbursed under its liability insurance policies.

In connection with certain business acquisitions, the company is contingently liable for earnout payments to previous owners, depending upon the achievement of certain financial and performance metrics. During 2012, the company paid $7.8 million as the result of acquisitions.

## NOTE 13

**Fair value measurement**

The company measures and records in the accompanying consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820, "Fair Value Measurement," establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the company's own assumptions (unobservable inputs). The hierarchy consists of three levels:

**Level 1** – Quoted market prices in active markets for identical assets or liabilities;

**Level 2** – Inputs other than Level 1 inputs that are either directly or indirectly observable; and

**Level 3** – Unobservable inputs developed using estimates and assumptions developed by the company, which reflect those that a market participant would use.

The financial instruments measured at fair value in the accompanying consolidated balance sheets consist of the following:

***Company Owned Assets***

*In thousands of dollars*

| Fair value measurement as of Dec. 30, 2012 | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *Assets:* | | | | |
| Employee compensation related investments | $ 23,043 | $ — | $ — | $ 23,043 |
| Sundry investments | 29,090 | — | — | 29,090 |
| **Total Assets** | **$ 52,133** | **$ —** | **$ —** | **$ 52,133** |
| *Liabilities:* | | | | |
| Contingent consideration payable | $ — | $ — | $ 26,170 | $ 26,170 |
| **Total Liabilities** | **$ —** | **$ —** | **$ 26,170** | **$ 26,170** |

*In thousands of dollars*

| Fair value measurement as of Dec. 25, 2011 | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *Assets:* | | | | |
| Employee compensation related investments | $ 17,224 | $ — | $ — | $ 17,224 |
| Sundry investments | 26,162 | — | — | 26,162 |
| **Total Assets** | **$ 43,386** | **$ —** | **$ —** | **$ 43,386** |
| *Liabilities:* | | | | |
| Contingent consideration payable | $ — | $ — | $ 15,808 | $ 15,808 |
| **Total Liabilities** | **$ —** | **$ —** | **$ 15,808** | **$ 15,808** |

Under certain acquisition agreements entered into during 2011 and 2012, the company has agreed to pay the sellers earn-outs based on the financial performance of the acquired businesses. Contingent consideration payable in the table above represents the estimated fair value of future earn-outs payable under such agreements. The fair value of the contingent payments was measured based on the present value of the consideration expected to be transferred. The discount rate is a significant unobservable input in such present value computations. Discount rates ranged between 10% and 29% depending on the risk associated with the cash flows. For the year ended Dec. 30, 2012, the contingent consideration was increased by $18.2 million as a result of new acquisitions and adjustments to fair value. The increase was partially offset by payments of $7.8 million.

The following tables set forth by level within the fair value hierarchy the fair values of the company's pension plan assets:

***Pension Plan Assets/Liabilities***

*In thousands of dollars*

**Fair value measurement as of Dec. 30, 2012[a]**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *Assets:* | | | | |
| Fixed income | | | | |
| U.S. government-related securities | $ — | $ 100,140 | $ — | $ 100,140 |
| Mortgage backed securities | — | 71,641 | — | 71,641 |
| Other government bonds | — | 30,317 | — | 30,317 |
| Corporate bonds | — | 136,640 | 797 | 137,437 |
| Corporate stock | 722,619 | 818 | — | 723,437 |
| Real estate | — | — | 97,385 | 97,385 |
| Interest in common/collective trusts | | | | |
| Equities | — | 604,003 | — | 604,003 |
| Fixed income | 12,630 | 180,990 | — | 193,620 |
| Interest in reg. invest. companies | 104,196 | 24,222 | — | 128,418 |
| Interest in 103-12 investments | — | 84,956 | — | 84,956 |
| Partnership/joint venture interests | — | — | 130,995 | 130,995 |
| Hedge funds | — | 77,520 | 158,924 | 236,444 |
| Derivative contracts | 33 | 54,924 | 500 | 55,457 |
| **Total** | $ 839,478 | $1,366,171 | $ 388,601 | $2,594,250 |
| *Liabilities:* | | | | |
| Derivative liabilities | $ (21) | $ (56,339) | $ (2,008) | $ (58,368) |
| Liability to purchase U.S. government and other securities | — | (26,882) | — | (26,882) |
| **Total** | $ (21) | $ (83,221) | $ (2,008) | $ (85,250) |
| Cash and other | 36,295 | 7,021 | — | 43,316 |
| **Total net fair value of plan assets** | $ 875,752 | $1,289,971 | $ 386,593 | $2,552,316 |

*(a) The company uses a Dec. 31 measurement date for its retirement plans.*

*In thousands of dollars*

**Fair value measurement as of Dec. 25, 2011[a]**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *Assets:* | | | | |
| Fixed income | | | | |
| U.S. government-related securities | $ — | $ 50,582 | $ — | $ 50,582 |
| Mortgage backed securities | — | 165,651 | 1,271 | 166,922 |
| Other government bonds | — | 38,246 | 1,441 | 39,687 |
| Corporate bonds | — | 135,635 | 2,070 | 137,705 |
| Corporate stock | 613,976 | 999 | — | 614,975 |
| Real estate | — | — | 93,620 | 93,620 |
| Interest in common/collective trusts | | | | |
| Equities | — | 434,693 | — | 434,693 |
| Fixed income | 24,632 | 348,736 | — | 373,368 |
| Interest in reg. invest. companies | 92,840 | 19,927 | — | 112,767 |
| Interest in 103-12 investments | — | 79,432 | — | 79,432 |
| Partnership/joint venture interests | — | — | 128,121 | 128,121 |
| Hedge funds | — | 76,801 | 156,016 | 232,817 |
| Derivative contracts | — | 53,591 | 235 | 53,826 |
| **Total** | $ 731,448 | $ 1,404,293 | $ 382,774 | $ 2,518,515 |
| *Liabilities:* | | | | |
| Derivative liabilities | $ (15) | $ (54,139) | $ (2,517) | $ (56,671) |
| Liability to purchase U.S. government and other securities | — | (71,876) | — | (71,876) |
| **Total** | $ (15) | $ (126,015) | $ (2,517) | $ (128,547) |
| Cash and other | 18,135 | 665 | — | 18,800 |
| **Total net fair value of plan assets** | $ 749,568 | $ 1,278,943 | $ 380,257 | $ 2,408,768 |

*(a) The company uses a Dec. 31 measurement date for its retirement plans.*

Items included in "Cash and other" in the table above primarily consist of amounts categorized as cash and cash equivalents and pending purchases and sales of securities.

Valuation methodologies used for assets and liabilities measured at fair value are as follows:

U.S. government-related securities are treasury bonds, bills and notes that are primarily obligations to the U.S. Treasury. Values are obtained from industry vendors who use various pricing models or quotes for identical or similar securities. Mortgage-backed securities are typically not actively quoted. Values are obtained from industry vendors who use various pricing models or use quotes for identical or similar securities. Investments categorized in Level 3 are thinly traded with values derived using unobservable inputs.

Other government and corporate bonds are mainly valued based on institutional bid evaluations using proprietary models, using discounted cash flow models or models that derive prices based on similar securities. Corporate bonds categorized in Level 3 are primarily from distressed issuers for whom the values represent an estimate of recovery in a potential or actual bankruptcy situation.

Corporate stock is valued primarily at the closing price reported on the active market on which the individual securities are traded.

Investments in direct real estate have been valued by an independent qualified valuer in the U.K. using a valuation approach that capitalizes any current or future income streams at an appropriate multiplier. Investments in real estate funds are mainly valued utilizing the net asset valuations provided by the underlying private investment companies.

Interest in common/collective trusts and interest in 103-12 investments are valued using the net asset value as provided monthly by the fund family or fund company. Shares in the common/ collective trusts are generally redeemable upon request. The investments classified in Level 1 are money market funds with a constant net asset value.

Two of these investments are fixed income funds which use individual subfunds to efficiently add a representative sample of securities in individual market sectors to the portfolio. These funds are generally redeemable with a short-term written or verbal notice. Also included is a fund that invests in a select portfolio of large cap domestic stocks perceived to have superior growth characteristics. Shares in this fund are generally redeemable on any business day, upon two-day notice. There are no unfunded commitments related to these types of funds.

Interest in registered investment companies is valued using the published net asset values as quoted through publicly available pricing sources. The investments in Level 2 are proprietary funds of the individual fund managers and are not publicly quoted.

Investments in partnerships and joint venture interests are valued based on an assessment of each underlying investment, considering items such as expected cash flows, changes in market outlook and subsequent rounds of financing. These investments are included in Level 3 of the fair value hierarchy because exit prices tend to be unobservable and reliance is placed on the above methods. Most of the partnerships are general leveraged buyout funds, others include a venture capital fund, a fund formed to invest in special credit opportunities, an infrastructure fund and a real estate fund. Interest in partnership investments cannot be redeemed. Instead, distributions are received as the underlying assets of the funds are liquidated. It is estimated that the underlying assets of the funds will be liquidated within approximately the next 10 to 12 years. There are future funding commitments of $40 million as of Dec. 30, 2012 and $33 million as of Dec. 25, 2011.

Investments in hedge funds are valued at the net asset value as reported by the fund managers. Within this category is a fund of hedge funds whose objective is to produce a return that is uncorrelated with market movements. Other funds categorized as hedge funds were formed to invest in mortgage and credit trading opportunities. Shares in the hedge funds are generally redeemable twice a year or on the last business day of each quarter with at least 60 days written notice subject to potential 5% holdback. There are no unfunded commitments related to the hedge funds.

Derivatives primarily consist of forward and swap contracts. Forward contracts are valued at the spot rate, plus or minus forward points between the valuation date and maturity date. Swaps are valued at the mid-evaluation price using discounted cash flow models. Items in Level 3 are valued based on the market values of other securities for which they represent a synthetic combination.

Liability to purchase U.S. government and other securities relates to buying and selling contracts in federal agency securities that have not yet been opened up for public trading. In these instances the investment manager has sold the securities prior to owning them, resulting in a negative asset position. These securities are valued in the same manner as those noted above in U.S. government-related securities.

The company reviews appraised valued, audited financial statements and additional information to evaluate fair value estimates from its investment managers or fund administrator. The tables below set forth a summary of changes in the fair value of the company's pension plan assets and liabilities, categorized as Level 3, for the fiscal year ended Dec. 30, 2012 and Dec. 25, 2011:

***Pension Plan Assets/Liabilities***

*In thousands of dollars*

**For the year ended Dec. 30, 2012**

| | Balance at beginning of year | Actual Return on Plan Assets: Relating to assets still held at report date | Actual Return on Plan Assets: Relating to assets sold during the period | Purchases, sales, and settlements | Transfers in and/or out of Level 3[1] | Balance at end of year |
|---|---|---|---|---|---|---|
| *Assets:* | | | | | | |
| Fixed income | | | | | | |
| Mortgage-backed securities | $ 1,271 | $ — | $ — | $ — | $ (1,271) | $ — |
| Other government bonds | 1,441 | — | — | — | (1,441) | — |
| Corporate bonds | 2,070 | 83 | (589) | — | (767) | 797 |
| Real estate | 93,620 | (4,788) | — | 8,553 | — | 97,385 |
| Partnership/joint venture interests | 128,121 | (1,817) | (20,781) | 25,472 | — | 130,995 |
| Hedge funds | 156,016 | 9,590 | (8,271) | 1,589 | — | 158,924 |
| Derivative contracts | 235 | 265 | — | — | — | 500 |
| ***Total*** | $ 382,774 | $ 3,333 | $ (29,641) | $ 35,614 | $ (3,479) | $ 388,601 |
| *Liabilities:* | | | | | | |
| Derivative liabilities | $ (2,517) | $ 16 | $ (4) | $ — | $ 497 | $ (2,008) |

(1) The company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

***Pension Plan Assets/Liabilities (continued)***

*In thousands of dollars*

**For the year ended Dec. 25, 2011**

| | Balance at beginning of year | Actual Return on Plan Assets: Relating to assets still held at report date | Actual Return on Plan Assets: Relating to assets sold during the period | Purchases, sales, and settlements | Transfers in and/or out of Level 3[(1)] | Balance at end of year |
|---|---|---|---|---|---|---|
| *Assets:* | | | | | | |
| Fixed income | | | | | | |
| Mortgage-backed securities | $ — | $ (11) | $ — | $ 1,282 | $ — | $ 1,271 |
| Other government bonds | 1,526 | 65 | — | (150) | — | 1,441 |
| Corporate bonds | 5,896 | (133) | 7 | 205 | (3,905) | 2,070 |
| Real estate | 90,344 | (503) | — | 3,779 | — | 93,620 |
| Partnership/joint venture interests | 117,698 | 20,706 | — | (10,283) | — | 128,121 |
| Hedge funds | 163,349 | (1,632) | (150) | (7,151) | 1,600 | 156,016 |
| Derivative contracts | 104 | (265) | (76) | (28) | 500 | 235 |
| ***Total*** | $ 378,917 | $ 18,227 | $ (219) | $ (12,346) | $ (1,805) | $ 382,774 |
| *Liabilities:* | | | | | | |
| Derivative liabilities | $ (453) | $ (8) | $ (733) | $ 1,183 | $ (2,506) | $ (2,517) |

(1) The company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

The fair value of the company's total long-term debt, determined based on the bid and ask quotes for the related debt (Level 2), totaled $1.6 billion and $1.9 billion at Dec. 30, 2012 and Dec. 25, 2011, respectively. Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

The following table summarizes the non-financial assets measured at fair value on nonrecurring basis in the accompanying consolidated balance sheet as of Dec. 30, 2012:

***Non-Financial Assets***

*In thousands of dollars*

**Fair value measurement as of Dec. 30, 2012**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Asset held for sale - Quarter 4 | $ — | $ — | $ 17,508 | $ 17,508 |
| Goodwill - Quarter 4 | $ — | $ — | $ 29,610 | $ 29,610 |

The quantitative test of goodwill during 2012 was based on a valuation that considered discounted cash flows and market-based information. Significant unobservable inputs in the discounted cash flows method included the ending year growth rate of 2% and the discount rate applied to the cash flows of 15.5%. If the growth rate and discount rate were to change by 1%, the impact to the valuation would have been approximately $2 million and $3 million, respectively.

## NOTE 14

### Business operations and segment information

The company has determined that its reportable segments based on its management and internal reporting structure are Publishing, Digital and Broadcasting.

The Publishing Segment at the end of 2012 consisted of 82 U.S. daily publications with affiliated online sites in 30 states and one U.S. territory, including USA TODAY, a national, general-interest daily publication; USATODAY.com; USA WEEKEND, a magazine supplement for publishing companies; Clipper; Gannett Healthcare Group; and Gannett Government Media. The Publishing Segment also includes Newsquest, which is a regional publisher in the United Kingdom that includes 17 paid-for daily publications and more than 200 weekly publications, magazines and trade publications. The Publishing Segment in the U.S. also includes about 480 non-daily publications, a network of offset presses for commercial printing and several smaller businesses.

The Digital Segment includes results from CareerBuilder, PointRoll, ShopLocal and Reviewed.com. The Digital Segment and the digital revenues line do not include online/digital revenues generated by digital platforms that are associated with the company's publishing and broadcasting operating properties. Such amounts are reflected within those segments and are included as part of publishing revenues and broadcasting revenues in the Consolidated Statements of Income.

At the end of 2012, the company's Broadcasting Segment included 23 television stations and affiliated online sites in markets with nearly 21 million households covering 18.1% of the U.S. population. Captivate Network is also part of the Broadcasting Segment.

The company's foreign revenues, principally from publishing businesses in the United Kingdom and CareerBuilder's international subsidiaries, totaled approximately $546 million in 2012, $568 million in 2011 and $564 million in 2010. The company's long-lived assets in foreign countries, principally in the United Kingdom, totaled approximately $530 million at Dec. 30, 2012, $543 million at Dec. 25, 2011, and $556 million at Dec. 26, 2010.

Separate financial data for each of the company's business segments is presented in the table that follows. The accounting policies of the segments are those described in Note 1. The company evaluates the performance of its segments based on operating income. Operating income represents total revenue less operating expenses, including depreciation, amortization of intangibles and facility consolidation and asset impairment charges. In determining operating income by industry segment, general corporate expenses, interest expense, interest income, and other income and expense items of a non-operating nature are not considered, as such items are not allocated to the company's segments.

Corporate assets include cash and cash equivalents, property, plant and equipment used for corporate purposes and certain other financial investments.

*In thousands of dollars*

**Business segment financial information**

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| *Operating revenues* | | | |
| Publishing | $ 3,728,144 | $ 3,831,108 | $ 4,050,839 |
| Digital | 718,949 | 686,471 | 618,259 |
| Broadcasting | 906,104 | 722,410 | 769,580 |
| *Total* | $ 5,353,197 | $ 5,239,989 | $ 5,438,678 |
| *Operating income* | | | |
| Publishing (2) | $ 368,644 | $ 477,583 | $ 647,741 |
| Digital (2) | 41,700 | 125,340 | 83,355 |
| Broadcasting (2) | 443,808 | 302,140 | 329,245 |
| Corporate (1) (2) | (64,397) | (74,272) | (60,646) |
| *Total* | $ 789,755 | $ 830,791 | $ 999,695 |
| *Depreciation, amortization and facility consolidation and asset impairment charges* | | | |
| Publishing (2) | $ 147,750 | $ 148,537 | $ 170,073 |
| Digital (2) | 123,990 | 30,693 | 43,313 |
| Broadcasting (2) | 28,007 | 28,926 | 40,460 |
| Corporate (1) (2) | 16,421 | 16,460 | 17,039 |
| *Total* | $ 316,168 | $ 224,616 | $ 270,885 |
| *Equity income (losses) in unconsolidated investees, net* | | | |
| Publishing | $ 23,380 | $ 8,543 | $ 19,337 |
| Digital | (396) | (184) | (197) |
| Broadcasting | (597) | (162) | — |
| *Total* | $ 22,387 | $ 8,197 | $ 19,140 |
| *Identifiable assets* | | | |
| Publishing | $ 2,850,915 | $ 3,032,605 | $ 3,162,655 |
| Digital | 1,009,821 | 1,014,805 | 1,057,898 |
| Broadcasting | 2,001,979 | 1,994,051 | 2,003,929 |
| Corporate (1) | 517,171 | 574,989 | 592,362 |
| *Total* | $ 6,379,886 | $ 6,616,450 | $ 6,816,844 |
| *Capital expenditures* | | | |
| Publishing | $ 56,597 | $ 40,175 | $ 36,776 |
| Digital | 17,220 | 15,673 | 11,883 |
| Broadcasting | 17,473 | 15,263 | 19,694 |
| Corporate (1) | 584 | 1,340 | 717 |
| *Total* | $ 91,874 | $ 72,451 | $ 69,070 |

*(1) Corporate amounts represent those not directly related to the company's three business segments.*

*(2) Results for 2012 include pre-tax facility consolidation and asset impairment charges of $32 million for Publishing and $90 million for digital. Results for 2011 include pre-tax facility consolidation charges of $27 million for Publishing. Results for 2010 include pre-tax facility consolidation and asset impairment charges of $36 million for Publishing, $13 million for Digital and $9 million for Broadcasting. Refer to Notes 3 and 4 of the Consolidated Financial Statements for more information.*

## SELECTED FINANCIAL DATA (Unaudited)

(See notes a and b on page 77)

| *In thousands of dollars, except per share amounts* | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| *Net operating revenues* | | | | | |
| Publishing advertising | $2,355,922 | $2,511,025 | $2,710,524 | $2,888,034 | $ 4,040,890 |
| Publishing circulation | 1,117,042 | 1,063,890 | 1,086,702 | 1,144,539 | 1,196,745 |
| Digital | 718,949 | 686,471 | 618,259 | 586,174 | 281,378 |
| Broadcasting | 906,104 | 722,410 | 769,580 | 631,085 | 772,533 |
| All other | 255,180 | 256,193 | 253,613 | 259,771 | 348,136 |
| **Total** | **5,353,197** | **5,239,989** | **5,438,678** | **5,509,603** | **6,639,682** |
| *Operating expenses* | | | | | |
| Costs and expenses | 4,247,274 | 4,184,582 | 4,168,098 | 4,417,146 | 5,168,557 |
| Depreciation | 160,746 | 165,739 | 182,514 | 207,652 | 228,259 |
| Amortization of intangible assets | 33,293 | 31,634 | 31,362 | 32,983 | 31,211 |
| Facility consolidation and asset impairment charges | 122,129 | 27,243 | 57,009 | 132,904 | 7,939,563 |
| **Total** | **4,563,442** | **4,409,198** | **4,438,983** | **4,790,685** | **13,367,590** |
| **Operating income (loss)** | **789,755** | **830,791** | **999,695** | **718,918** | **(6,727,908)** |
| *Non-operating (expense) income* | | | | | |
| Equity income (loss) in unconsolidated investees, net | 22,387 | 8,197 | 19,140 | 3,927 | (374,925) |
| Interest expense | (150,469) | (173,140) | (172,986) | (175,745) | (190,839) |
| Other non-operating items | 8,734 | (12,921) | 111 | 22,799 | 28,430 |
| **Total** | **(119,348)** | **(177,864)** | **(153,735)** | **(149,019)** | **(537,334)** |
| **Income (loss) before income taxes** | **670,407** | **652,927** | **845,960** | **569,899** | **(7,265,242)** |
| Provision (benefit) for income taxes | 195,400 | 152,800 | 244,013 | 191,328 | (645,273) |
| **Income (loss) from continuing operations** | **475,007** | **500,127** | **601,947** | **378,571** | **(6,619,969)** |
| Income from continuing operations attributable to noncontrolling interests | (50,727) | (41,379) | (34,619) | (27,091) | (6,970) |
| **Income (loss) from continuing operations attributable to Gannett Co., Inc.** | **$ 424,280** | **$ 458,748** | **$ 567,328** | **$ 351,480** | **$(6,626,939)** |
| **Income (loss) from continuing operations per share:** | | | | | |
| **basic** | **$ 1.83** | **$ 1.92** | **$ 2.38** | **$ 1.50** | **$ (29.02)** |
| **diluted** | **$ 1.79** | **$ 1.89** | **$ 2.35** | **$ 1.49** | **$ (29.02)** |
| **Other selected financial data** | | | | | |
| Dividends declared per share | $ 0.80 | $ 0.24 | $ 0.16 | $ 0.16 | $ 1.60 |
| Non-GAAP income from continuing operations per diluted share (1) | $ 2.33 | $ 2.13 | $ 2.44 | $ 1.85 | $ 3.40 |
| Weighted average number of common shares outstanding in thousands: | | | | | |
| basic | 232,327 | 239,228 | 238,230 | 233,683 | 228,345 |
| diluted | 236,690 | 242,768 | 241,605 | 236,027 | 228,345 |
| **Financial position and cash flow** | | | | | |
| Long-term debt, excluding current maturities | $1,432,100 | $1,760,363 | $2,352,242 | $3,061,951 | $ 3,816,942 |
| Redeemable noncontrolling interest | $ 10,654 | $ — | $ 84,176 | $ 78,304 | $ 72,840 |
| Shareholders' equity | $2,350,614 | $2,327,891 | $2,163,754 | $1,603,925 | $ 1,055,882 |
| Total assets | $6,379,886 | $6,616,450 | $6,816,844 | $7,148,432 | $ 7,796,814 |
| Free cash flow (2) | $ 697,994 | $ 775,261 | $ 816,308 | $ 809,630 | $ 832,615 |
| Return on equity (3) | 18.1% | 20.4% | 30.1% | 26.7% | (132.0%) |
| **Percentage increase (decrease)** | | | | | |
| As reported, earnings from continuing operations, after-tax, per share: | | | | | |
| basic | (4.7%) | (19.3%) | 58.7% | (105.2%) | (797.6%) |
| diluted | (5.3%) | (19.6%) | 57.7% | (105.1%) | (799.3%) |
| Dividends declared per share | 233.3% | 50.0% | —% | (90.0%) | 12.7% |
| **Credit ratios** | | | | | |
| Senior leverage ratio (4) | 1.41x | 1.67x | 1.97x | 2.63x | 2.56x |
| Times interest expense earned (5) | 6.4x | 5.5x | 6.2x | 4.8x | 6.7x |

(1) See page 40 for a reconciliation of income from continuing operations per share presented in accordance with GAAP.

(2) See page 77 for a reconciliation of free cash flow to net cash flow from operating activities, which the company believes is the most directly comparable measure calculated and presented in accordance with GAAP.

(3) Calculated using income from continuing operations attributable to Gannett Co., Inc. plus earnings from discontinued operations (but excluding the gain in 2010 on the disposal of discontinued operations).

(4) The senior leverage ratio is calculated in accordance with the company's revolving credit agreements and term loan agreement. Currently, the company is required to maintain a senior leverage ratio of less than 3.5x. These agreements are described more fully on page 43 in Management's Discussion and Analysis of Financial Condition and Results of Operations. More information regarding the computation can be found in Exhibits 10.3, 10.4, and 10.5 to the Form 10-Q for the quarterly period ended Sept. 28, 2008, filed on Nov. 6, 2008.

(5) Calculated using operating income adjusted to remove the effect of certain special items. These special items are described more fully beginning on page 38 in Management's Discussion and Analysis of Financial Condition and Results of Operations.

## NOTES TO SELECTED FINANCIAL DATA (Unaudited)

(a) The company and its subsidiaries made the significant acquisitions listed below during the period. The results of operations of these acquired businesses are included in the accompanying financial information from the date of acquisition.

(b) During the period, the company sold or otherwise disposed of substantially all of the assets or capital stock of certain other significant subsidiaries and divisions of other subsidiaries, which are listed below.

Note 2 of the consolidated financial statements contains further information concerning certain of these acquisitions and dispositions.

**Acquisitions and dispositions 2008-2012**

Significant acquisitions since the beginning of 2008 are shown below. The company has disposed of several significant businesses during this period, which are presented below.

**Acquisitions 2008-2012**

| Year acquired | Name | Location | Publication times or business |
|---|---|---|---|
| *2008* | X.com, Inc. (BNQT.com) | Pasadena, CA | Action sports web site |
| | ShopLocal | Chicago, IL | Marketing and database services company |
| | CareerBuilder | Chicago, IL, Atlanta, GA | Job search, employment and careers web site |
| | Pearls Review | St. Petersburg, FL | A nursing certification and education web site |
| *2010* | CareerSite.biz Limited | U.K. | Online recruitment niche sites focusing on nursing and rail workers |
| *2011* | Reviewed.com | Somerville, MA | A technology product review web site |
| | JobsCentral | Singapore | Job search, employment and career web site |
| | Nutrition Dimension | Falls Church, VA | A continuing education, certification and review program focused on nutrition |
| | US PRESSWIRE | Atlanta, GA | A digital sports photography business |
| | JobScout24 | Germany | Job search, employment and career web site |
| | MMA Junkie | St. Petersburg, FL | Independent sports information web site |
| *2012* | Fantasy Sports Ventures/Big Lead Sports | New York, NY | Independent digital sports property |
| | Ceviu | Brazil | Information technology job board |
| | Top Language Jobs | Europe | Global online jobsite for multi-language jobs and candidates |
| | Quickish | Bethesda, MD | Aggregator that offers a summary and a link for sports stories throughout the day |
| | BLiNQ Media, LLC | New York City, NY | Innovator of social engagement advertising solutions for agencies and brands |
| | Mobestream Media | Dallas, TX | Developer of the Key Ring consumer rewards mobile platform |
| | Economic Modeling Specialist Intl. | Moscow, ID | Economic software firm that specializes in employment data and labor market analysis |
| | Rovion | Boston, MA | A self-service technology platform that enables the full development and deployment of rich media |

**Dispositions 2008-2012**

| Year disposed | Name | Location | Publication times or business |
|---|---|---|---|
| *2008* | Telematch | Springfield, VA | Database marketing services company |
| *2009* | Southernprint Limited | U.K. | Commercial printing |
| *2010* | The Honolulu Advertiser | Honolulu, HI | Daily newspaper |
| | Michigan Directory Company | Pigeon, MI | Directory publishing operation |

**Free cash flow reconciliation**

Free cash flow is a non-GAAP liquidity measure used in addition to and in conjunction with results presented in accordance with GAAP. Free cash flow should not be relied upon to the exclusion of GAAP financial measures. Free cash flow is a non-GAAP liquidity measure that is defined as "Net cash flow from operating activities," as reported on the statement of cash flows reduced by "Purchases of property, plant and equipment" as well as "Payments for investments" and increased by "Proceeds from investments" and voluntary pension contributions, net of related tax benefit. The company believes that free cash flow is a useful measure for management and investors to evaluate the level of cash generated by operations and the ability of its operations to fund investments in new and existing businesses, return cash to shareholders under the company's capital program, repay indebtedness, add to the company's cash balance, or to use in other discretionary activities. Management uses free cash flow to monitor cash available for repayment of indebtedness and in its discussions with the investment community.

| *In thousands of dollars* | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Net cash flow from operating activities | $ 756,740 | $ 814,136 | $ 772,884 | $ 866,580 | $ 1,015,345 |
| Purchase of property, plant and equipment | (91,874) | (72,451) | (69,070) | (67,737) | (165,000) |
| Voluntary pension employer contributions | — | — | 130,000 | — | — |
| Tax benefit for voluntary pension employer contributions | — | — | (52,000) | — | — |
| Payments for investments | (2,501) | (19,406) | (10,984) | (9,674) | (46,779) |
| Proceeds from investments | 35,629 | 52,982 | 45,478 | 20,461 | 29,049 |
| **Free cash flow** | **$ 697,994** | **$ 775,261** | **$ 816,308** | **$ 809,630** | **$ 832,615** |

## QUARTERLY STATEMENTS OF INCOME (Unaudited)

*In thousands of dollars, except per share amounts*

| *Fiscal year ended Dec. 30, 2012* | 1st Quarter[1] | 2nd Quarter[2] | 3rd Quarter[3] | 4th Quarter[4] | Total |
|---|---|---|---|---|---|
| *Net operating revenues* | | | | | |
| Publishing advertising | $ 551,438 | $ 594,262 | $ 552,676 | $ 657,546 | $ 2,355,922 |
| Publishing circulation | 263,336 | 263,938 | 276,655 | 313,113 | 1,117,042 |
| Digital | 168,352 | 181,326 | 182,022 | 187,249 | 718,949 |
| Broadcasting | 176,173 | 205,381 | 237,039 | 287,511 | 906,104 |
| All other | 59,288 | 62,133 | 60,869 | 72,890 | 255,180 |
| **Total** | **1,218,587** | **1,307,040** | **1,309,261** | **1,518,309** | **5,353,197** |
| *Operating expenses* | | | | | |
| Cost of sales and operating expenses, exclusive of depreciation | 722,240 | 720,889 | 720,941 | 779,777 | 2,943,847 |
| Selling, general and administrative expenses, exclusive of depreciation | 308,319 | 316,301 | 318,385 | 360,422 | 1,303,427 |
| Depreciation | 39,703 | 40,157 | 40,460 | 40,426 | 160,746 |
| Amortization of intangible assets | 7,879 | 8,078 | 8,045 | 9,291 | 33,293 |
| Facility consolidation and asset impairment charges | 4,788 | 5,097 | 4,231 | 108,013 | 122,129 |
| **Total** | **1,082,929** | **1,090,522** | **1,092,062** | **1,297,929** | **4,563,442** |
| **Operating income** | **135,658** | **216,518** | **217,199** | **220,380** | **789,755** |
| *Non-operating (expense) income* | | | | | |
| Equity income in unconsolidated investees, net | 4,312 | 8,663 | 3,005 | 6,407 | 22,387 |
| Interest expense | (39,571) | (36,142) | (35,829) | (38,927) | (150,469) |
| Other non-operating items | 2,035 | (2,280) | 2,933 | 6,046 | 8,734 |
| **Total** | **(33,224)** | **(29,759)** | **(29,891)** | **(26,474)** | **(119,348)** |
| **Income before income taxes** | **102,434** | **186,759** | **187,308** | **193,906** | **670,407** |
| Provision for income taxes | 26,600 | 51,200 | 38,700 | 78,900 | 195,400 |
| **Net income** | **75,834** | **135,559** | **148,608** | **115,006** | **475,007** |
| Net income attributable to noncontrolling interests | (7,611) | (15,670) | (15,525) | (11,921) | (50,727) |
| **Net income attributable to Gannett Co., Inc.** | **$ 68,223** | **$ 119,889** | **$ 133,083** | **$ 103,085** | **$ 424,280** |
| ***Per share computations*** | | | | | |
| **Net income per share—basic** | **$ 0.29** | **$ 0.51** | **$ 0.58** | **$ 0.45** | **$ 1.83** |
| **Net income per share—diluted** | **$ 0.28** | **$ 0.51** | **$ 0.56** | **$ 0.44** | **$ 1.79** |
| **Dividends per share** | **$ 0.20** | **$ 0.20** | **$ 0.20** | **$ 0.20** | **$ 0.80** |

(1) Results for the first quarter of 2012 include net special charges affecting operating income related to facility consolidations and workforce restructuring. Facility consolidation charges totaled $4.8 million ($2.9 million after tax or $0.01 per share) reflecting primarily accelerated depreciation costs associated with the transfer of production activities for The Cincinnati Enquirer to a third-party printer in Columbus, Ohio announced in the fourth quarter of 2011. Workforce restructuring charges of $16.3 million ($9.7 million after tax or $0.04 per share) reflect principally the impact of an early retirement offer plan announced in the first quarter of 2012. Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(2) Results for the second quarter of 2012 include $20.3 million of special charges affecting operating income. Facility consolidation non-cash charges totaled $5.1 million ($3.1 million after tax or $0.01 per share) reflecting primarily accelerated depreciation costs associated with the transfer of production activities. Workforce restructuring charges in the Publishing Segment of $9.7 million ($5.8 million after tax or $0.02 per share) reflect principally the impact of employee acceptances during the second quarter of an early retirement plan announced in early 2012. Results for the second quarter of 2012 also included pension settlement charges totaling $5.4 million ($3.2 million after tax or $0.01 per share). Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(3) Results for the third quarter of 2012 include $14.7 million of special charges affecting operating income. Non-cash facility consolidation charges totaled $4.2 million ($2.4 million after tax or $0.01 per share) reflecting primarily accelerated depreciation costs primarily associated with the transfer of production activities. Workforce restructuring charges in the Publishing Segment of $7.9 million ($4.9 million after tax or $0.02 per share) reflect principally the impact of employee acceptances of an early retirement plan during the third quarter of 2012. Results for the third quarter of 2012 also include a pension settlement termination charge totaling $2.5 million ($1.5 million after tax or $0.01 per share). Non-operating items included $3.2 million ($2.0 million after tax or $0.01 per share) of non-cash charges for a newspaper partnership investment. Offsetting these was a tax benefit of $13.1 million ($0.06 per share) related primarily to a tax settlement covering multiple years. Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(4) Results for the fourth quarter of 2012 include special charges affecting operating income. Non-cash asset impairments, efficiency-driven facility consolidation and workforce restructuring charges totaled $114.6 million ($101.9 million after tax or $0.44 per share). Non-operating items include a $3.8 million ($2.3 million after tax or $0.01 per share) non-cash charge related to the impairment of a minority owned investment. Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

## QUARTERLY STATEMENTS OF INCOME (Unaudited)

| *In thousands of dollars, except per share amounts*<br>***Fiscal year ended Dec. 25, 2011*** | 1st Quarter[1] | 2nd Quarter[2] | 3rd Quarter[3] | 4th Quarter[4] | Total |
|---|---|---|---|---|---|
| *Net operating revenues* | | | | | |
| Publishing advertising | $ 601,736 | $ 646,864 | $ 591,676 | $ 670,749 | $ 2,511,025 |
| Publishing circulation | 268,213 | 265,433 | 262,099 | 268,145 | 1,063,890 |
| Digital | 157,594 | 173,447 | 173,930 | 181,500 | 686,471 |
| Broadcasting | 163,882 | 184,353 | 174,340 | 199,835 | 722,410 |
| All other | 59,836 | 64,842 | 63,989 | 67,526 | 256,193 |
| **Total** | **1,251,261** | **1,334,939** | **1,266,034** | **1,387,755** | **5,239,989** |
| *Operating expenses* | | | | | |
| Cost of sales and operating expenses, exclusive of depreciation | 717,515 | 739,654 | 721,888 | 782,040 | 2,961,097 |
| Selling, general and administrative expenses, exclusive of depreciation | 297,547 | 297,196 | 297,001 | 331,741 | 1,223,485 |
| Depreciation | 41,638 | 42,070 | 41,263 | 40,768 | 165,739 |
| Amortization of intangible assets | 8,289 | 7,871 | 7,721 | 7,753 | 31,634 |
| Facility consolidation and asset impairment charges | 7,656 | 6,394 | — | 13,193 | 27,243 |
| **Total** | **1,072,645** | **1,093,185** | **1,067,873** | **1,175,495** | **4,409,198** |
| **Operating income** | **178,616** | **241,754** | **198,161** | **212,260** | **830,791** |
| *Non-operating (expense) income* | | | | | |
| Equity income in unconsolidated investees, net | 3,458 | 7,973 | 2,563 | (5,797) | 8,197 |
| Interest expense | (46,629) | (44,741) | (40,939) | (40,831) | (173,140) |
| Other non-operating items | 1,297 | 3,841 | (3,205) | (14,854) | (12,921) |
| **Total** | **(41,874)** | **(32,927)** | **(41,581)** | **(61,482)** | **(177,864)** |
| **Income before income taxes** | **136,742** | **208,827** | **156,580** | **150,778** | **652,927** |
| Provision for income taxes | 38,600 | 43,300 | 44,800 | 26,100 | 152,800 |
| **Net income** | **98,142** | **165,527** | **111,780** | **124,678** | **500,127** |
| Net income attributable to noncontrolling interests | (7,649) | (14,000) | (11,992) | (7,738) | (41,379) |
| **Net income attributable to Gannett Co., Inc.** | **$ 90,493** | **$ 151,527** | **$ 99,788** | **$ 116,940** | **$ 458,748** |
| ***Per share computations*** | | | | | |
| **Net income per share—basic** | **$ 0.38** | **$ 0.63** | **$ 0.42** | **$ 0.49** | **$ 1.92** |
| **Net income per share—diluted** | **$ 0.37** | **$ 0.62** | **$ 0.41** | **$ 0.49** | **$ 1.89** |
| **Dividends per share** | **$ 0.04** | **$ 0.04** | **$ 0.08** | **$ 0.08** | **$ 0.24** |

(1) Results of the first quarter of 2011 include the following special items: $8 million of non-cash charges associated with facility consolidations ($5 million after-tax or $0.02 per share) and $6 million in costs due to workforce restructuring ($4 million after-tax or $0.02 per share). Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(2) Results of the second quarter of 2011 include the following special items: $6 million of non-cash charges associated with facility consolidations ($4 million after-tax or $0.02 per share); $9 million in costs due to workforce restructuring ($5 million after-tax or $0.02 per share), and a $20 million in net tax benefit related primarily to a tax settlement covering multiple years ($0.08 per share). Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(3) Results of the third quarter of 2011 include the following special items: $2 million of non-cash impairment for an investment in an online business ($1 million after-tax) and $9 million in costs due to workforce restructuring ($5 million after-tax or $0.02 per share). Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(4) Results of the fourth quarter of 2011 include the following special items: $13 million of non-cash charges associated with facility consolidations ($9 million after-tax or $0.04 per share); $50 million in costs due to workforce restructuring ($31 million after-tax or $0.13 per share); $15 million in costs due to incremental retirement charges ($9 million after-tax or $0.04 per share) and a $11 million in net tax benefit related primarily to a stock basis deduction ($0.04 per share). In non-operating income, special charges related to the impairment of certain minority-owned investments totaled $28 million ($17 million after-tax or $0.07 per share). Refer to the discussion beginning on page 38 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

**SCHEDULE II – Valuation and qualifying accounts and reserves**

*In thousands of dollars*

| Allowance for doubtful receivables | Balance at beginning of period | Additions charged to cost and expenses | Additions/ (reductions) for acquisitions/ dispositions (1) | Deductions from reserves (2) | Balance at end of period |
|---|---|---|---|---|---|
| Fiscal year ended Dec. 30, 2012 ..... | $ 34,646 | $ 9,736 | $ 24 | $ (22,400) | $ 22,006 |
| Fiscal year ended Dec. 25, 2011 ..... | $ 39,419 | $ 11,574 | $ (97) | $ (16,250) | $ 34,646 |
| Fiscal year ended Dec. 26, 2010 ..... | $ 46,255 | $ 18,241 | $ (3,643) | $ (21,434) | $ 39,419 |

(1) Also includes foreign currency translation adjustments in each year.
(2) Consists of write-offs, net of recoveries in each year.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of Dec. 30, 2012.

The effectiveness of our internal control over financial reporting as of Dec. 30, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included elsewhere in this item.

### Changes in Internal Control Over Financial Reporting

There has been no change in the company's internal control over financial reporting that occurred during the company's fiscal quarter ended Dec. 30, 2012, that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

## Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

Board of Directors and Shareholders of Gannett Co., Inc.:

We have audited Gannett Co., Inc.'s internal control over financial reporting as of December 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gannett's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gannett Co., Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Gannett Co., Inc. and our report dated February 26, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

McLean, Virginia
February 26, 2013

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information captioned "Your Board of Directors," "Director Biographies," "Committees of the Board of Directors," "Committee Charters" and "Ethics Policy" under the heading "PROPOSAL 1 – ELECTION OF DIRECTORS" and the information under "OTHER MATTERS – Section 16(A) Beneficial Ownership Reporting Compliance" in the company's 2013 proxy statement is incorporated herein by reference.

**Maryam Banikarim**
Senior Vice President and Chief Marketing Officer, Gannett (2011-present). Formerly: Senior Vice President, Integrated Sales Marketing, NBC Universal (2009-2011); Chief Marketing Officer, Univision Communications (2002-2009). Age 44.

**William A. Behan**
Senior Vice President, Labor Relations, Gannett (2010-present). Formerly: Vice President, Labor Relations (2007-2010). Age 54.

**Paul Davidson**
Chairman and Chief Executive Officer, Newsquest (2003-present). Age 58. U.K. citizen.

**Robert J. Dickey**
President, U.S. Community Publishing, (February 2008-present). Formerly: Senior Group President, Gannett's Pacific Group and Chairman of Phoenix Newspapers Inc. (2005-2008). Age 55.

**Teresa S. Gendron**
Vice President and Controller, Gannett (2011-Present). Formerly Vice President and Controller, NII Holdings, Inc. (2010-2011); Vice President and Assistant Controller, NII Holdings, Inc. (2008 – 2010); Vice President Financial Compliance, NII Holdings, Inc. (2005-2008). Age 43.

**Victoria D. Harker**
Chief Financial Officer (July 2012-present). Formerly: Executive Vice President, Chief Financial Officer and President of Global Business Services, AES Corporation (2006-2012). Age 48.

**Larry S. Kramer**
President and Publisher, USA TODAY (May 2012-present). Formerly: Professor of Media Management, Newhouse School of Communications, Syracuse University (2009-2012); Senior Advisor, Polaris Venture Partners (2008-2010); President of CBS Digital Media (2005-2006) and Advisor to CBS (2006-2008); and Chairman, CEO and Founder, MarketWatch, Inc. (1997-2005). Age 62.

**Kevin E. Lord**
Senior Vice President and Chief Human Resources Officer (October 2012-present). Formerly: Executive Vice President, Human Resources, NBC News (2007-2012). Age 50.

**David T. Lougee**
President, Gannett Broadcasting (July 2007-present). Age 54.

**Gracia C. Martore**
President and Chief Executive Officer (October 2011-present); Director for Gannett Co., Inc., FM Global and MeadWestvaco Corporation Formerly: President and Chief Operating Officer (February 2010-October 2011); Executive Vice President and CFO (2006-2010). Age 61.

**Todd A. Mayman**
Senior Vice President, General Counsel and Secretary (April 2009-present). Formerly: Vice President, Associate General Counsel, Secretary and Chief Governance Officer (2007-2009). Age 53.

**David A. Payne**
Senior Vice President and Chief Digital Officer, Gannett (2011-present). Formerly: President and CEO, ShortTail Media, Inc. (2008-2011); and Senior Vice President and General Manager, CNN.com (2004-2008). Age 50.

**John A. Williams**
President, Gannett Digital Ventures (January 2008-present). Age 62.

### ITEM 11. EXECUTIVE COMPENSATION

The information captioned "EXECUTIVE COMPENSATION," "DIRECTOR COMPENSATION," "OUTSTANDING DIRECTOR EQUITY AWARDS AT FISCAL YEAR-END" AND "PROPOSAL 1–ELECTION OF DIRECTORS – Compensation Committee Interlocks and Insider Participation; Related Transactions" in the company's 2013 proxy statement is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information captioned "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITIES BENEFICIALLY OWNED BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" in the company's 2013 proxy statement is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information captioned "Director Independence" and "Compensation Committee Interlocks and Insider Participation; Related Transactions" under the heading "PROPOSAL 1 – ELECTION OF DIRECTORS" in the company's 2013 proxy statement is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information captioned "PROPOSAL 1 – ELECTION OF DIRECTORS – Report of the Audit Committee" in the company's 2013 proxy statement is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements.

As listed in the Index to Financial Statements and Supplementary Data on page 46.

(2) Financial Statement Schedules.

As listed in the Index to Financial Statements and Supplementary Data on page 46.

Note: All other schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

(3) Exhibits.

See Exhibit Index on pages 84-88 for list of exhibits filed with this Form 10-K. Management contracts and compensatory plans or arrangements are identified with asterisks on the Exhibit Index.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 26, 2013 GANNETT CO., INC. (Registrant)

By: Victoria D. Harker, Chief Financial Officer (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Dated: February 26, 2013 Gracia C. Martore, President and Chief Executive Officer (principal executive officer)

Dated: February 26, 2013 Victoria D. Harker, Chief Financial Officer (principal financial officer)

Dated: February 26, 2013 Teresa S. Gendron, Vice President and Controller (principal accounting officer)

Dated: February 26, 2013 John E. Cody, Director

Dated: February 26, 2013 Howard D. Elias, Director

Dated: February 26, 2013 Arthur H. Harper, Director

Dated: February 26, 2013 John Jeffry Louis, Director

Dated: February 26, 2013 Marjorie Magner, Director, Chairman

Dated: February 26, 2013 Gracia C. Martore, Director

Dated: February 26, 2013 Scott K. McCune, Director

Dated: February 26, 2013 Duncan M. McFarland, Director

Dated: February 26, 2013 Susan Ness, Director

Dated: February 26, 2013 Neal Shapiro, Director

**EXHIBIT INDEX**

| Exhibit Number | Exhibit | Location |
|---|---|---|
| 3-1 | Third Restated Certificate of Incorporation of Gannett Co., Inc. | Incorporated by reference to Exhibit 3-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended April 1, 2007. |
| 3-2 | Amended by-laws of Gannett Co., Inc. | Incorporated by reference to Exhibit 3-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 27, 2010. |
| 4-1 | Indenture dated as of March 1, 1983, between Gannett Co., Inc. and Citibank, N.A., as Trustee. | Incorporated by reference to Exhibit 4-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 29, 1985. |
| 4-2 | First Supplemental Indenture dated as of November 5, 1986, among Gannett Co., Inc., Citibank, N.A., as Trustee, and Sovran Bank, N.A., as Successor Trustee. | Incorporated by reference to Exhibit 4 to Gannett Co., Inc.'s Form 8-K filed on November 9, 1986. |
| 4-3 | Second Supplemental Indenture dated as of June 1, 1995, among Gannett Co., Inc., NationsBank, N.A., as Trustee, and Crestar Bank, as Trustee. | Incorporated by reference to Exhibit 4 to Gannett Co., Inc.'s Form 8-K filed on June 15, 1995. |
| 4-4 | Third Supplemental Indenture, dated as of March 14, 2002, between Gannett Co., Inc. and Wells Fargo Bank Minnesota, N.A., as Trustee. | Incorporated by reference to Exhibit 4.16 to Gannett Co., Inc.'s Form 8-K filed on March 14, 2002. |
| 4-5 | Fourth Supplemental Indenture, dated as of June 16, 2005, between Gannett Co., Inc. and Wells Fargo Bank Minnesota, N.A., as Trustee. | Incorporated by reference to same numbered exhibit to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 26, 2005. |
| 4-6 | Fifth Supplemental Indenture, dated as of May 26, 2006, between Gannett Co., Inc. and Wells Fargo Bank, N.A., as Trustee. | Incorporated by reference to Exhibit 4-5 to Gannett Co. Inc.'s Form 10-Q for the fiscal quarter ended June 25, 2006. |
| 4-7 | Sixth Supplemental Indenture, dated as of June 29, 2007, between Gannett Co., Inc. and Wells Fargo Bank, N.A., as Successor Trustee. | Incorporated by reference to Exhibit 4.5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007. |
| 4-8 | Specimen Certificate for Gannett Co., Inc.'s common stock, par value $1.00 per share. | Incorporated by reference to Exhibit 2 to Gannett Co., Inc.'s Form 8-B filed on June 14, 1972. |
| 10-1 | Supplemental Executive Medical Plan Amended and Restated as of January 1, 2011.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-1-1 | Amendment No. 1 to the Supplemental Executive Medical Plan Amended and Restated as of January 1, 2012.* | Attached. |
| 10-2 | Supplemental Executive Medical Plan for Retired Executives dated December 22, 2010 and effective January 1, 2011.* | Incorporated by reference to Exhibit 10-2-1 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-3 | Gannett Supplemental Retirement Plan Restatement.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2007. |
| 10-3-1 | Amendment No. 1 to the Gannett Co., Inc. Supplemental Retirement Plan dated July 31, 2008 and effective August 1, 2008.* | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008. |
| 10-3-2 | Amendment No. 2 to the Gannett Co., Inc. Supplemental Retirement Plan dated December 22, 2010.* | Incorporated by reference to Exhibit 10-3-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |

| | | |
|---|---|---|
| 10-4 | Gannett Co., Inc. Deferred Compensation Plan Restatement dated February 1, 2003 (reflects all amendments through July 25, 2006).* | Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 31, 2006. |
| 10-4-1 | Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals.* | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007. |
| 10-4-2 | Amendment No. 1 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated July 31, 2008 and effective August 1, 2008.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008. |
| 10-4-3 | Amendment No. 2 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated December 9, 2008.* | Incorporated by reference to Exhibit 10-4-3 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-4-4 | Amendment No. 3 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated October 27, 2009.* | Incorporated by reference to Exhibit 10-4-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 27, 2009. |
| 10-4-5 | Amendment No. 4 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated December 22, 2010.* | Incorporated by reference to Exhibit 10-4-5 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-5 | Gannett Co., Inc. Transitional Compensation Plan Restatement.* | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2007. |
| 10-5-1 | Amendment No. 1 to Gannett Co., Inc. Transitional Compensation Plan Restatement dated as of May 4, 2010.* | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 28, 2010. |
| 10-5-2 | Amendment No. 2 to Gannett Co., Inc. Transitional Compensation Plan Restatement dated as of December 22, 2010.* | Incorporated by reference to Exhibit 10-5-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-6 | Gannett Co., Inc. Omnibus Incentive Compensation Plan, as amended and restated as of May 4, 2010.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 28, 2010. |
| 10-6-1 | Gannett Co., Inc. 2001 Inland Revenue Approved Sub-Plan for the United Kingdom.* | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2004. |
| 10-6-2 | Form of Director Stock Option Award Agreement.* | Incorporated by reference to Exhibit 10-7-3 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 30, 2007. |
| 10-6-3 | Form of Director Restricted Stock Award Agreement.* | Incorporated by reference to Exhibit 10-6-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-6-4 | Form of Executive Officer Stock Option Award Agreement.* | Incorporated by reference to Exhibit 10-6-5 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-6-5 | Form of Executive Officer Restricted Stock Unit Award Agreement.* | Incorporated by reference to Exhibit 10-6-6 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-6-6 | Form of Executive Officer Performance Share Award Agreement.* | Incorporated by reference to Exhibit 99-1 to Gannett Co., Inc's Form 8-K/A filed on December 9, 2011. |
| 10-7 | Gannett U.K. Limited Share Incentive Plan, as amended effective June 25, 2004.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 27, 2004. |

| | | |
|---|---|---|
| 10-8 | Competitive Advance and Revolving Credit Agreement among Gannett Co., Inc., the Several Lenders from Time to Time Parties Thereto, Bank of America, N.A., as Administrative Agent and JPMorgan Chase Bank, as Syndication Agent, dated as of February 27, 2004, and Effective as of March 15, 2004. | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 28, 2004. |
| 10-8-1 | First Amendment, dated as of February 28, 2007, and Effective as of March 15, 2007, to Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended April 1, 2007. |
| 10-8-2 | Second Amendment, dated as of October 23, 2008, and Effective as of October 31, 2008, to Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008. |
| 10-8-3 | Third Amendment, dated as of September 28, 2009, to Competitive Advance and Revolving Credit Agreement, dated as of February 27, 2004 and effective as of March 15, 2004. | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 27, 2009. |
| 10-8-4 | Fourth Amendment, dated as of August 25, 2010 to Competitive Advance and Revolving Credit Agreement, dated as of February 27, 2004 and effective as of March 15, 2004. | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010. |
| 10-8-5 | Fifth Amendment, dated as of September 30, 2010 to Competitive Advance and Revolving Credit Agreement, dated as of February 27, 2004 and effective as of March 15, 2004. | Incorporated by reference to Exhibit 10-8-5 to Gannett Co., Inc. Form 10-K for the fiscal year ended December 26, 2010. |
| 10-9 | Competitive Advance and Revolving Credit Agreement among Gannett Co., Inc., the Several Lenders from Time to Time Parties Thereto, Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, and Barclays Bank PLC, as Documentation Agent, dated as of December 13, 2004, and Effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-16 to Gannett Co., Inc. Form 10-K for the fiscal year ended December 26, 2004. |
| 10-9-1 | First Amendment, dated as of February 28, 2007, and Effective as of March 15, 2007, to Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended April 1, 2007. |
| 10-9-2 | Second Amendment, dated as of October 23, 2008, and Effective as of October 31, 2008, to Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008. |
| 10-9-3 | Third Amendment, dated as of September 28, 2009, to Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004 and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 27, 2009. |
| 10-9-4 | Fourth Amendment, dated as of August 25, 2010, to Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004, and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010. |
| 10-9-5 | Fifth Amendment, dated as of September 30, 2010, to Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004, and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-9-5 to Gannett Co., Inc. Form 10-K for the fiscal year ended December 26, 2010. |

| | | |
|---|---|---|
| 10-10 | Amended and Restated Competitive Advance and Revolving Credit Agreement among Gannett Co., Inc., the Several Lenders from Time to Time Parties Thereto, Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, and Barclays Bank PLC, as Documentation Agent, dated as of March 11, 2002, and Effective as of March 18, 2002, as Amended and Restated as of December 13, 2004, and Effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-17 to Gannett Co., Inc. Form 10-K for the fiscal year ended December 26, 2004. |
| 10-10-1 | First Amendment, dated as of February 28, 2007, and Effective as of March 15, 2007, to Amended and Restated Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended April 1, 2007. |
| 10-10-2 | Second Amendment, dated as of October 23, 2008, and Effective as of October 31, 2008, to Amended and Restated Competitive Advance and Revolving Credit Agreement. | Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008. |
| 10-10-3 | Third Amendment, dated as of September 28, 2009, to Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of March 11, 2002 and effective as of March 18, 2002, as amended and restated as of December 13, 2004 and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 27, 2009. |
| 10-10-4 | Fourth Amendment, dated as of August 25, 2010, to Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of March 11, 2002 and effective as of March 18, 2002, as amended and restated as December 13, 2004 and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010. |
| 10-10-5 | Fifth Amendment, dated as of September 30, 2010, to Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of March 11, 2002 and effective as of March 18, 2002, as amended and restated as December 13, 2004 and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-10-5 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-11 | Master Assignment and Assumption Agreement, dated September 30, 2010 to (i) the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of March 11, 2002 and effective as of March 18, 2002, as amended and restated as of December 13, 2004 and effective as of January 5, 2005; (ii) the Competitive Advance and Revolving Credit Agreement, dated as of February 27, 2004 and effective as of March 15, 2004; and (iii) the Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004 and effective as of January 5, 2005. | Incorporated by reference to Exhibit 10-11 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010. |
| 10-12 | Description of Gannett Co., Inc.'s Non-Employee Director Compensation.* | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 24, 2012. |
| 10-13 | Employment Agreement dated February 27, 2007, between Gannett Co., Inc. and Gracia C. Martore.* | Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 31, 2006. |
| 10-13-1 | Amendment, dated as of August 7, 2007, to Employment Agreement dated February 27, 2007.* | Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007. |
| 10-13-2 | Amendment, dated as of December 24, 2010, to Employment Agreement dated February 27, 2007.* | Incorporated by reference to Exhibit 10-14-2 to Gannett Co., Inc.'s Form 10-K for the year ended December 26, 2010. |
| 10-14 | Termination Benefits Agreement dated as of November 15, 2010 between Gannett Co., Inc. and Paul N. Saleh.* | Incorporated by reference to Exhibit 99-2 to Gannett Co., Inc.'s Form 8-K filed on November 17, 2010. |
| 10-15 | Termination Benefits Agreement dated as of March 16, 2011 between Gannett Co., Inc. and David A. Payne.* | Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the year ended December 25, 2011. |
| 10-16 | Termination Benefits Agreement dated as of July 23, 2012 between Gannett Co., Inc. and Victoria D. Harker.* | Incorporated by reference to Exhibit 99-2 to Gannett Co., Inc.'s Form 8-K filed on June 22, 2012. |

| | | |
|---|---|---|
| 10-17 | Amendment for section 409A Plans dated December 31, 2008.* | Incorporated by reference to Exhibit 10-14 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-18 | Executive Life Insurance Plan document dated December 31, 2008.* | Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-19 | Key Executive Life Insurance Plan dated October 29, 2010.* | Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010. |
| 10-20 | Form of Participation Agreement under Key Executive Life Insurance Plan.* | Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010. |
| 10-21 | Omnibus Amendment to Terms and Conditions of Restricted Stock Awards dated as of December 31, 2008.* | Incorporated by reference to Exhibit 10-17 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-22 | Omnibus Amendment to Terms and Conditions of Stock Unit Awards dated as of December 31, 2008.* | Incorporated by reference to Exhibit 10-18 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 10-23 | Omnibus Amendment to Terms and Conditions of Stock Option Awards dated as of December 31, 2008.* | Incorporated by reference to Exhibit 10-19 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008. |
| 18 | Letter re change in accounting principles. | Attached. |
| 21 | Subsidiaries of Gannett Co., Inc. | Attached. |
| 23 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. | Attached. |
| 31-1 | Certification Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. | Attached. |
| 31-2 | Certification Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. | Attached. |
| 32-1 | Section 1350 Certification. | Attached. |
| 32-2 | Section 1350 Certification. | Attached. |
| 101 | The following financial information from Gannett Co., Inc. Annual Report on Form 10-K for the year ended December 30, 2012, formatted in XBRL includes: (i) Consolidated Balance Sheets at December 30, 2012 and December 25, 2011, (ii) Consolidated Statements of Income for the 2012, 2011 and 2010 fiscal years, (iii) Consolidated Statements of Comprehensive Income for the 2012, 2011 and 2010 fiscal years, (iv) Consolidated Cash Flow Statements for the 2012, 2011 and 2010 fiscal years; (v) Consolidated Statements of Equity for the 2012, 2011 and 2010 fiscal years; and (vi) the Notes to Consolidated Financial Statements. | Attached. |

For purposes of the incorporation by reference of documents as Exhibits, all references to Form 10-K, 10-Q and 8-K of Gannett Co., Inc. refer to Forms 10-K, 10-Q and 8-K filed with the Commission under Commission file number 1-6961.

The company agrees to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt not filed herewith in reliance upon the exemption from filing applicable to any series of debt which does not exceed 10% of the total consolidated assets of the company.

* Asterisks identify management contracts and compensatory plans or arrangements.

## GLOSSARY OF FINANCIAL TERMS

Presented below are definitions of certain key financial and operational terms that Gannett hopes will enhance the reading and understanding of Gannett's 2012 Form 10-K.

**ADVERTISING REVENUES** – Amounts charged to customers for space purchased in the company's print products and/or associated digital platforms. There are three major types of advertising revenue: retail ads from local merchants, such as department stores; classified ads, which include automotive, real estate and "help wanted"; and national ads, which promote products or brand names on a nationwide basis.

**AMORTIZATION** – A charge against the company's earnings that represents the write off of intangible assets over the projected life of the assets.

**BALANCE SHEET** – A summary statement that reflects the company's assets, liabilities and equity at a particular point in time.

**BROADCASTING REVENUES** – Primarily amounts charged to customers for commercial advertising aired on the company's television stations.

**CIRCULATION** – The number of newspapers sold to customers each day ("paid circulation"). The company keeps separate records of morning, evening and Sunday circulation.

**CIRCULATION REVENUES** – Amounts charged to readers of the company's subscription-based newspapers (print or online) or distributors reduced by the amount of discounts. Charges vary from city to city and depend on the type of sale (i.e., subscription or single copy) and distributor arrangements.

**CURRENT ASSETS** – Cash and other assets that are expected to be converted to cash within one year.

**CURRENT LIABILITIES** – Amounts owed that will be paid within one year.

**DEFERRED INCOME** – Revenue derived principally from advance subscription payments for newspapers and advance fees for recruitment solutions. Revenue is recognized in the period in which it is earned (as newspapers are delivered or made available on the company's digital platforms; or as recruitment solutions delivered).

**DEPRECIATION** – A charge against the company's earnings that allocates the cost of property, plant and equipment over the estimated useful lives of the assets.

**DIGITAL/ONLINE REVENUES** – These include revenue from advertising placed on all digital platforms that are associated with the company publishing and broadcasting operations which are reflected as revenues of those business segments, and revenues from the businesses that comprise the Digital Segment, principal of which are CareerBuilder (employment digital platforms including its web site) and PointRoll (technology/marketing services revenue).

**DIGITAL SEGMENT** – A reportable segment for the company that includes the results of CareerBuilder, PointRoll, ShopLocal and Reviewed.com.

**DISCONTINUED OPERATIONS** – A term which refers to businesses which have been sold or disposed of by the company. To achieve comparability in financial reporting for all remaining operations, the results from discontinued operations are reclassified from the normal operating section of the Statements of Income and presented in a separate section entitled "Discontinued Operations."

**DIVIDEND** – Payment by the company to its shareholders of a portion of its earnings.

**EARNINGS PER SHARE (basic)** – The company's earnings divided by the average number of shares outstanding for the period.

**EARNINGS PER SHARE (diluted)** – The company's earnings divided by the average number of shares outstanding for the period, giving effect to assumed dilution from outstanding stock options and restricted stock units.

**EQUITY EARNINGS FROM INVESTMENTS** – For those investments which are 50% or less owned by the company, an income or loss entry is recorded in the Statements of Income representing the company's ownership share of the operating results of the investee company.

**FOREIGN CURRENCY TRANSLATION** – The process of reflecting foreign currency accounts of subsidiaries in the reporting currency of the parent company.

**FREE CASH FLOW** – Net cash flow from operating activities reduced by purchase of property, plant and equipment as well as payments for investments and increased by proceeds from investments and voluntary pension contributions, net of related tax benefit.

**GAAP** – Generally accepted accounting principles.

**GOODWILL** – In a business purchase, this represents the excess of amounts paid over the fair value of tangible and other identified intangible assets acquired net of liabilities assumed.

**INVENTORIES** – Raw materials, principally newsprint, used in the business.

**NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS** – The portion of equity and net earnings in consolidated subsidiaries that is owned by others.

**PERFORMANCE SHARE UNIT** – An equity award that gives key employees the right to earn a number of shares of common stock over an incentive period based on how the company's total shareholder return (TSR) compares to the TSR of a representative peer group of companies.

**PURCHASE** – A business acquisition. The acquiring company records at its cost the acquired assets less liabilities assumed. The reported income of an acquiring company includes the operations of the acquired company from the date of acquisition.

**RESTRICTED STOCK** – An award that gives key employees the right to shares of the company's stock, pursuant to a vesting schedule.

**RETAINED EARNINGS** – The earnings of the company not paid out as dividends to shareholders.

**STATEMENT OF CASH FLOWS** – A financial statement that reflects cash flows from operating, investing and financing activities, providing a comprehensive view of changes in the company's cash and cash equivalents.

**STATEMENT OF COMPREHENSIVE INCOME** – A financial statement that reflects changes in equity (net assets) of the company from transactions and other events from non-owner sources. Comprehensive income comprises net income and other items reported directly in shareholders' equity, principally the foreign currency translation adjustment and funded status of postretirement plans.

**STATEMENT OF EQUITY** – A financial statement that reflects changes in the company's common stock, retained earnings and other equity accounts.

**STATEMENT OF INCOME** – A financial statement that reflects the company's profit by measuring revenues and expenses.

**STOCK-BASED COMPENSATION** – The payment to employees for services received with equity instruments such as restricted stock, performance share units and stock options.

**STOCK OPTION** – An award that gives key employees the right to buy shares of the company's stock, pursuant to a vesting schedule, at the market price of the stock on the date of the award.

PHOTO CREDITS



2012 ANNUAL REPORT
BUILDING COMMUNITY THROUGH CONNECTION
GANNETT
It's all within reach.


COVER IMAGES

1: Scott Utterback, The Courier-Journal
2: Rob Schumacher, USA TODAY
3: Jim Hudelson, The Times
4: Holly McQueen, The Des Moines Register
5: Mary Frank, Asbury Park Press
6: Masako Watanabe, Pacific Daily News
7: Chris Bergin for Gannett
8: Trevor Jones, Coshocton Tribune
9: Cheryl Evans, The Arizona Republic
10: Debi Pittman Wilkey, The News-Press
11: Tim Dunn, Reno Gazette-Journal
12: Debi Pittman Wilkey, The News-Press
13: Val Horvath Davidson, The Times
14: Peter Ackerman, Asbury Park Press
15: Jae S. Lee, The Tennesean
16: Christopher Gannon, The Des Moines Register
17: Holly McQueen, The Des Moines Register
18: Amanda Davidson, The Cincinnati Enquirer
19: Daniel Melograna, News Journal
20: Henrietta Wildsmith, The Times
21: Nick Oza, The Arizona Republic
22: John Fletcher, Asheville Citizen-Times
23: Tanya Breen, Asbury Park Press
24: Marilyn Newton, Reno Gazette-Journal
25: Henrietta Wildsmith, The Times
26: Erin Brethauer, Asheville Citizen-Times
27: Holly McQueen, The Des Moines Register
28: Thomas P. Costello, Asbury Park Press

## PHOTO CREDITS


1
2
5
3
4
6
7
8

### PAGES 2-3 IMAGES

1: Jarrad Henderson, Detroit Free Press
2: Joseph Fuqua II, The Cincinnati Enquirer
3: Suchat Pederson, The News Journal
4: Toby Jorrin for USA WEEKEND
5: Toby Jorrin for USA WEEKEND
6: Robbin Steed, WXIA-TV, Atlanta
7: Joseph Fuqua II, The Cincinnati Enquirer
8: Courtesy of the Detroit Free Press


1
2
GHOST
FACTORIES
POISON
IN THE
GROUND
DAY 1
4
3
5
6

### PAGE 5 IMAGES

1: Jack Kurtz, The Arizona Republic
2: Courtesy of KUSA-TV, Denver
3: Jason Miller for USA TODAY
4: Courtesy of USA TODAY
5: Courtesy of Detroit Free Press
6: Courtesy of KUSA-TV, Denver

# SHAREHOLDER SERVICES

## GANNETT STOCK

Gannett Co., Inc. shares are traded on the New York Stock Exchange with the symbol GCI. The company's transfer agent and registrar is Wells Fargo Bank, N.A. General inquiries and requests for enrollment materials for the programs described below should be directed to Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854 or by telephone at 1-800-778-3299 or at www.wellsfargo.com/contactshareownerservices.

## DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) provides Gannett shareholders the opportunity to purchase additional shares of the company's common stock free of brokerage fees or service charges through automatic reinvestment of dividends and optional cash payments. Cash payments may range from a minimum of $10 to a maximum of $5,000 per month.

## AUTOMATIC CASH INVESTMENT SERVICE FOR THE DRP

This service provides a convenient, no-cost method of having money automatically withdrawn from your checking or savings account each month and invested in Gannett stock through your DRP account.

## DIRECT DEPOSIT SERVICE

Gannett shareholders may have their quarterly dividends electronically credited to their checking or savings accounts on the payment date at no additional cost.

## ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. (E.T.) Tuesday, May 7, 2013, at Gannett headquarters.

## CORPORATE GOVERNANCE

We have posted on our web site (www.gannett.com) our principles of corporate governance, ethics policy and the charters for the audit, transformation, nominating and public responsibility and executive compensation committees of our board of directors, and we intend to post updates to these corporate governance materials promptly if any changes (including through any amendments or waivers of the ethics policy) are made. This site also provides access to our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as filed with the SEC. Our chief executive officer and our chief financial officer have delivered, and we have filed with our 2012 Form 10-K, all certifications required by the rules of the SEC. Complete copies of our corporate governance materials and our Form 10-K may be obtained by writing our Secretary at our corporate headquarters.

In accordance with the rules of the New York Stock Exchange, our chief executive officer, has certified, without qualification, that such officer is not aware of any violation by Gannett of the NYSE's corporate governance listing standards.

## FOR MORE INFORMATION

News and information about Gannett is available on our web site. Quarterly earnings information will be available around the middle of April, July and October 2013. Shareholders who wish to contact the company directly about their Gannett stock should call Shareholder Services at Gannett headquarters, 703-854-6960.

Gannett Headquarters
7950 Jones Branch Drive
McLean, VA 22107
703-854-6000

**THIS REPORT WAS WRITTEN AND PRODUCED BY EMPLOYEES OF GANNETT.**

*Vice President and Controller*
Teresa S. Gendron

*Assistant Controller*
Cam McClelland

*Corporate Consolidations Team*
John Dalton
Dimeterice Ferguson
Suzanne Kuo
Lorraine Licayan
Mark Ramsey
Aisha Simpson
Eva Wrublesky

*Director/Corporate Communications*
Laura Dalton

*Creative Director/Designer*
Michael Abernethy

*Printing*
Action Printing, Fond du Lac, WI

PHOTO CREDITS:

Page 7: Directors' photos by Stacey Wolf, Gannett and Gretchen Ortega. Martore by Ralph Alswang.

Photo credits for the Cover and Pages 2-5 can be found on Page 90 of the 10-K.

Printed on recycled paper.

This report was printed using soy-based inks. The entire report contains 10% total recovered fiber/all post-consumer waste.


PRINTED WITH
SOY INK

GANNETT CO., INC. 7950 JONES BRANCH DR., MCLEAN, VA 22107 WWW.GANNETT.COM

GH01AR2013